
13000394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

X Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012

or

___ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from


SEC MAIL
RECEIVED
PROCESSING
APR 1 2013
WASH., D.C.
193
SECTION

Commission file number 001-33065

TIDELANDS BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

South Carolina	02-0570232
(State or other jurisdiction or incorporation of organization)	(I.R.S. Employer Identification No.)
875 Lowcountry Blvd., Mount Pleasant, South Carolina	29464
(Address of principal executive offices)	(Zip Code)

Telephone number: (843) 388-8433

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act: Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [✓]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [✓]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [✓] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [✓] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]
Accelerated filer [ ]
Non-accelerated filer [ ]
(Do not check if a smaller reporting company)
Smaller reporting company [✓]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [✓]

As of December 31, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $1,159,906 based upon the closing sales price of $0.31 per share as quoted by Pink OTC Markets' inter-dealer services as an OTCQB security.

The number of shares outstanding of the issuer's common stock, as of March 7, 2013 was 4,277,176.



DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the Annual Meeting of Shareholders, which is expected to be filed within 120 days after registrant's fiscal year ended December 31, 2012, are incorporated by reference into Part III thereof.

INDEX

This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

PART I

Item 1. Business.

This report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to our financial condition, results of operation, plans, objectives, or future performance. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to those described below under Item 1A - "Risk Factors" and the following:

- general economic conditions (both generally and in our markets) may be less favorable than expected, resulting in, among other things, a continued deterioration in credit quality, a further reduction in demand for credit and/or a further decline in real estate values;
- the general decline in the real estate and lending market, particularly in our market areas, may continue to negatively affect our financial results;
- our ability to raise additional capital may be impaired if current levels of market disruption and volatility continue or worsen;
- the results of our most recent external, independent review of our credit risk assets may not accurately predict the adverse effects on our financial condition if the economy were to continue to deteriorate;
- our ability to comply with our Consent Order and potential regulatory actions if we fail to comply;
- our ability to maintain appropriate levels of capital, including the potential that the regulatory agencies may require higher levels of capital above the standard regulatory-mandated minimums;
- our ability to complete the sale of our loans held for sale, specifically at values equal or above the currently recorded loan balances which would not result in additional write-down's;
- the adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods;
- increased funding costs due to market illiquidity, increased competition for funding, and / or increased regulatory requirements with regard to funding;
- changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board and the Financial Accounting Standards Board;
- legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect the businesses in which we are engaged;
- competitive pressures among depository and other financial institutions may increase significantly;
- changes in the interest rate environment may reduce margins or the volumes or values of the loans we make;
- competitors may have greater financial resources and develop products that enable those competitors to compete more successfully than we can;
- our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;
- adverse changes may occur in the bond and equity markets;
- war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets;
- economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate; and
- we will or may continue to face the risk factors discussed from time to time in the periodic reports we file with the SEC.

We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that these expectations will be achieved. We undertake no obligation to publicly update or otherwise revise any forward-looking statements whether as a result of new information, future events, or otherwise.

General Overview

We are a South Carolina corporation organized in 2002 to serve as the holding company for Tidelands Bank (the "Bank"), a state-chartered banking association under the laws of South Carolina headquartered in Mount Pleasant, South Carolina. We opened Tidelands Bank in October 2003 and operate seven full service banking offices located along the coast of South Carolina. We are primarily engaged in the business of accepting demand, savings and time deposits insured by the FDIC and providing commercial, consumer and mortgage loans to the general public. Since our inception, we have focused on serving the banking needs of professionals, entrepreneurs, small business owners and their family members in our South Carolina coastal markets. As of December 31, 2012, we had total assets of $526.7 million, net loans of $333.0 million, deposits of $450.9 million and shareholders' equity of $10.2 million.

Our Market Area

Our primary market area is the South Carolina coast, including the Charleston (Charleston, Dorchester and Berkeley counties), Myrtle Beach (Horry and Georgetown County) and Hilton Head (Beaufort and Jasper County) markets areas. Our main office is located at 875 Lowcountry Boulevard, Mount Pleasant, South Carolina.

In addition to our main office, we have six full service banking offices. In August 2004, we opened a loan production office in Summerville, South Carolina. Due to the success of this loan production office, we converted it to a temporary full service branch in April 2005, and in April 2007, we opened the permanent full service banking office in Summerville. In January 2005, we opened a loan production office in Myrtle Beach, South Carolina, which we converted into a temporary full service branch in October 2005 and opened our permanent facility in June 2007. We opened a new full service banking office in the Park West area of Mount Pleasant in May 2007 and converted our loan production office in the West Ashley area of Charleston to a full service banking office in July 2007. We also opened a loan production office in Bluffton, in the Hilton Head market area, in October 2006, which we converted into a temporary full service banking office in September 2007 and then opened a permanent full service banking office in May 2008. Finally, we opened a new full service banking office in Murrells Inlet, in the Myrtle Beach market area, in July 2008.

The following table shows key demographic information about our market areas:

Tidelands Bank			Total Market Area					
	As of December 31, 2012							
Market Area[(1)]	Retail Deposits	Net Loans	Total Deposits in Market Area[(2)]	Deposit Growth[(3)]	2012 Population[(4)]	Projected Population Growth[(5)]	Median Household Income[(4)]	Projected Growth in Median Household Income[(5)]
	($ in millions)							
Charleston (4 branches)	$227.4	$253.5	$9.7B	9.4%	676,751	1.72%	$44,910	3.30%
Hilton Head (1 branch)	$83.7	$27.9	$3.4B	(3.9%)	189,493	2.09%	$51,129	1.64%
Myrtle Beach (2 branches)	$139.8	$51.6	$5.1B	(8.6%)	275,035	1.84%	$40,390	3.48%
Total	$450.9	$333.0						

(1) The Charleston market area is comprised of Charleston County, Dorchester County and Berkeley County; the Hilton Head market area is comprised of Beaufort County and Jasper County; and the Myrtle Beach market area is comprised of Horry County and Georgetown County.
(2) Based on FDIC data as of June 30, 2012.
(3) Based on FDIC data for the period June 30, 2007 through June 30, 2012.
(4) As of 2012, per SNL Financial.
(5) Projected for the period 2012-2016; per SNL Financial.

Declining real estate values and rising unemployment levels have strained most sectors of the economy over the last few years. Although not immune from these economic realities, we believe that the Charleston economy remains diverse and well positioned for recovery. According to the Charleston Metro Chamber of Commerce, each year more than four million people visit Charleston because of its world class shopping and dining and historical attractions. For 19 consecutive years, readers of Condé Nast Traveler magazine honored Charleston as a Top 10 travel destination in the U.S. with the No. 1 slot. This ranking maintains Charleston's spot as a premier east coast destination. Late in 2012, Conde Nast honored Charleston with the No. 1 slot as the top rated travel destination in the World.

Recent economic expansion in the manufacturing sector includes Boeing's building a second final assembly plant for the new 787 Dreamliner. The company began assembly in 2011 with the first production of 787's occurring in 2012. GE Aviation and the SKF Group, one of the world's largest producers of jet engine bearings, recently opened a new facility in Charleston to manufacture and repair jets.

Charleston is also home to a number of academic institutions, including the Medical University of South Carolina, The Citadel, The College of Charleston, Charleston Southern University, Trident Technical College, and The Charleston School of Law. Charleston also hosts military installations for the U.S. Navy, Marine Corps, U.S. Air Force, U.S. Army and U.S. Coast Guard.

The Hilton Head market area, located in Beaufort County, approximately 45 miles north of Savannah, Georgia and 90 miles south of Charleston, is an internationally recognized retirement and vacation destination famous for its championship golf courses, beaches and resorts. The Hilton Head Chamber of Commerce estimates that the year-round tourism industry accounts for more than 60% of local jobs and contributes in excess of $1.5 billion annually to the Hilton Head economy.

The Myrtle Beach area, also known as South Carolina's Grand Strand, is a 60-mile stretch of coastline extending from the South Carolina state line at Little River (Horry County) south to Pawleys Island (Georgetown County). The Travel Channel has ranked the area as one of the nation's top 10 vacation destinations. In 2011, the Myrtle Beach Chamber of Commerce estimated that over 14.5 million people visited the area. In 2012, trip advisor named Myrtle Beach as the No. 3 best beach in the U.S., and U.S. News and World Report honored Myrtle Beach as the sixth best family vacation spot.

We believe the combination of full-time residents and visitors will continue to support businesses such as real estate development, construction, manufacturing, healthcare and education in our market areas.

Our Strengths

Since our founding in 2002, we have focused on our core operating strength of relationship banking and have established the necessary infrastructure to support the expansion of our franchise. The cornerstone of our relationship banking model is the hiring and retention of professional banking officers who know their customers and focus on their customers' banking needs. By leveraging our banking officers' experience and personal contacts, we have been able to withstand the difficulties of this economic environment by focusing on building banking relationships with professionals, entrepreneurs, small business owners and their family members in our markets. This relationship banking model enables us to generate both repeat business from existing customers as well as new business from customer referrals.

We have assembled an experienced senior management team, combining extensive market knowledge with an energetic and entrepreneurial culture. The members of our management team have close ties to, and are actively involved in, the communities where we operate, which is critical to our relationship banking focus. We believe this experienced senior management team has implemented the necessary asset /liability processes to allow us to manage nonperforming assets while we continue to diversify our loan portfolio and increase retail deposits in our local markets. As market conditions improve, we are also optimistic that we are well positioned to enhance our franchise and reinvigorate our earnings stream without needing to add additional executive positions.

We have established a community banking franchise consisting of seven full service banking offices in selected markets along the coast of South Carolina. We have been careful to expand by opening new facilities only after we have identified an attractive market and hired experienced local bankers to manage our operations. Six of our seven full service banking offices have opened since April 2007 and, as of December 31, 2012 these offices averaged approximately $61.4 million in retail deposits. During the year ended December 31, 2012, we generated $76.6 million in local retail deposits through our branch network.

Our goal is to continue to reduce our dependence on wholesale deposits and increase retail deposits in our local markets to fund our future growth. We eliminated our wholesale deposits as of August 2011. Going forward, we believe retail deposit growth will be the primary component of our funding sources. Our retail deposits increased to $450.9 million at December 31, 2012 from $445.5 million at December 31, 2011. Retail deposits represented all of our total deposits at December 31, 2012.

We believe that our coastal markets need institutions that provide banking services to small businesses and local residents that the larger financial institutions are not well positioned to provide. Population growth projections for our markets suggest that there is substantial opportunity to capture additional market share and enhance franchise value.

We believe our relationship banking model, management team and branch infrastructure has allowed us to weather this economic storm and positions us to take advantage of future market dislocation, consolidation and reduced competition for lending activities when the economy in our markets improves.

Lending Activities

General. We emphasize a range of lending services, including commercial and residential real estate mortgage loans, real estate construction loans, commercial and industrial loans and consumer loans. Our customers are generally individuals and small to medium-sized businesses and professional firms that are located in or conduct a substantial portion of their business in our market areas. We have focused our lending activities primarily on the professional market, including doctors, dentists, small business owners and commercial real estate developers. At December 31, 2012, we had total loans of $339.7 million, representing 72.5% of our total earning assets. The average loan size was approximately $219,000. As of December 31, 2012, we had 66 nonaccrual loans totaling approximately $23.1 million, or 6.8% of total loans. The average size of our non-performing loans at December 31, 2012 was approximately $583,000.

At December 31, 2012, our loan portfolio and nonperforming assets was comprised of the following:

	Loans		Nonperforming Assets		
	Balance December 31, 2012	% of Loans	Non-accrual Loans	Other Real Estate	Total Non-performing Assets
			(dollars in thousands)		
Real estate mortgage	$ 257,472	75.8%	$ 12,268	$10,704	$ 22,972
Real estate construction	61,828	18.2%	9,387	11,767	21,154
Commercial and industrial	17,514	5.1%	1,419	176	1,595
Consumer	3,058	0.9%	44	-	44
	$ 339,872	100.0%	$ 23,118	$22,647	$ 45,765

Real Estate Mortgage Loans. Loans secured by real estate mortgages are the principal component of our loan portfolio. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness and ability to repay the loan. We obtain a security interest in real estate whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan.

As of December 31, 2012, loans secured by first or second mortgages on real estate comprised approximately $257.5 million, or 75.8%, of our loan portfolio. These loans will generally fall into one of two categories: residential real estate loans or commercial real estate loans.

At December 31, 2012, our real estate mortgage loan portfolio and nonperforming assets were comprised of the following:

Real Estate Mortgage Loans	Loans			Nonperforming Assets		
	Balance December 31, 2012	% of Loan Category	% of Total Loans	Non-accrual Loans	Other Real Estate	Total Non-performing Assets
			(dollars in thousands)			
Residential Real Estate						
Income Producing Properties	$28,002	10.9%	8.2%	$1,449	$2,771	$4,220
Owner-occupied						
First Lien	49,721	19.3%	14.6%	3,060	1,749	4,809
Junior Lien	27,097	10.5%	8.0%	1,748	172	1,920
Speculative	2,391	0.9%	0.7%	101	1,671	1,772
Total Residential Real Estate	107,211	41.6%	31.5%	6,358	6,363	12,721
Commercial Real Estate						
Income Producing Properties	66,580	25.9%	19.6%	2,696	3,473	6,169
Owner-occupied						
First Lien	70,122	27.2%	20.6%	2,125	803	2,928
Junior Lien	2,431	1.0%	0.7%	-	-	-
Speculative	2,859	1.1%	0.9%	841	-	841
Multi-family	8,269	3.2%	2.5%	248	65	313
Total Commercial Real Estate	150,261	58.4%	44.3%	5,910	4,341	10,251
Total Real Estate Mortgage Loans	**$257,472**	**100.0%**	**75.8%**	**$12,268**	**$10,704**	**$22,972**

- Residential Real Estate Loans. We generally originate and hold short-term first mortgages and traditional second mortgage residential real estate loans and home equity lines of credit. At December 31, 2012, residential real estate mortgage loans amounted to $107.2 million, or 31.5% of our loan portfolio. Included in these loans were $76.8 million, or 71.7% of our residential real estate loan portfolio, in first and second mortgages on individuals' homes, of which $27.1 million, or 25.3% of our residential real estate loan portfolio, was in home equity loans. At December 31, 2012, non owner-occupied loans amounted to $30.4 million, or 28.3% of our residential real estate portfolio, of which $28 million, or 26.1% of our residential real estate portfolio, was in income producing properties. At December 31, 2012, our residential real estate loan balances ranged up to $3.3 million, with an average loan balance of approximately $202,000. At December 31, 2011, our residential real estate secured by first and second mortgages ranged up to approximately $3.3 million with an average balance of approximately $214,000. At the inception of the loan, we generally limit the loan-to-value ratio on our residential real estate loans to 85%. Our underwriting criteria for and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of 15 years or less, and we generally limit the extension of credit to less than 75% of the available equity of each property.

- Commercial Real Estate Loans. At December 31, 2012, commercial real estate mortgage loans amounted to $150.3 million, or approximately 44.3% of our loan portfolio. Included in these loans was $72.6 million, or 48.3% of our commercial real estate loan portfolio, in first and second liens. At December 31, 2012, non owner-occupied loans amounted to $77.6 million, or 51.7% of our commercial real estate portfolio, of which $66.6 million, or 44.3% of our commercial real estate portfolio, was in income producing properties. At December 31, 2012, the outstanding balances on individual commercial real estate loans ranged up to $4.8 million with an average size of approximately $599,000. At December 31, 2011, our commercial real estate loans secured by first and second mortgages ranged up to $4.8 million with an average balance of approximately $649,000. These loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 85%. We also generally require that a borrower's cash flow exceeds 125% of monthly debt service obligations. In order to ensure secondary sources of payment and liquidity to support a loan request, we typically review all of the personal financial statements of the principal owners and require their personal guarantees.

Real Estate Construction Loans. We offer fixed and adjustable rate residential and commercial construction loans to owners and to consumers who wish to build their own homes. The term of our construction loans generally is limited to 18 months. Construction loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the subsequent sale of the property. Specific risks include:

- cost overruns;
- mismanaged construction;
- inferior or improper construction techniques;
- economic changes or downturns during construction;
- a downturn in the real estate market;
- rising interest rates which may prevent sale of the property; and
- failure to sell completed projects in a timely manner.

We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees and by keeping the loan-to-value ratio of the completed project at or below 85%. Generally, we do not have interest reserves built into loan commitments but require periodic cash payments for interest from the borrower's cash flow.

At December 31, 2012, our real estate construction loan portfolio and nonperforming assets were comprised of the following:

Real Estate Construction Loans	Loans			Nonperforming Assets		
	Balance December 31, 2012	% of Loan Category	% of Total Loans	Non-accrual Loans	Other Real Estate	Total Non-performing Assets
	(dollars in thousands)					
Residential						
Land						
R/E Vacant Land - Commercial	$6,243	10.1%	1.8%	$849	$2,628	$3,477
R/E Vacant Land - Consumer	84	0.1%	0.0%	-	-	-
R/E Lot Loan – Commercial	1,540	2.5%	0.5%	-	162	162
R/E Lot Loan – Consumer	762	1.2%	0.2%	-	-	0
Speculative	27,176	44.0%	8.0%	6,017	3,583	9,600
Total Land	35,805	57.9%	10.5%	6,866	6,373	13,239
Construction						
Owner-occupied						
R/E Pre-sold - Commercial	-	-	0.0%	-	-	-
R/E Res – Consumer	2,966	4.8%	0.9%	149	-	149
Speculative						
R/E Speculative - Commercial	817	1.3%	0.2%	-	-	-
R/E Speculative - Consumer	240	0.4%	0.1%	-	-	-
Total Construction	4,023	6.5%	1.2%	149	-	149
Total R/E Residential Construction	39,828	64.4%	11.7%	7,015	6,373	13,388
Commercial						
Land						
Vacant Land	271	0.4%	0.1%		451	451
Speculative	18,643	30.2%	5.5%	2,372	4,608	6,980
Construction						
Owner-occupied	2,894	4.7%	0.8%	-	335	335
Speculative	192	0.3%	0.1%	-	-	-
Total R/E Commercial Construction	22,000	35.6%	6.5%	2,372	5,394	7,766
Total Real Estate Construction	**$61,828**	**100.0%**	**18.2%**	**$9,387**	**$11,767**	**$21,154**

Residential land loans are made to both commercial entities and consumer borrowers for the purpose of financing land upon which to build a residential home or owner occupied offices. At December 31, 2012, total real estate construction loans ranged up to $2.5 million, with an average balance of approximately $230,000.

Residential land loans are reclassified as residential construction loans once construction of the residential home commences. These loans are further categorized as (i) pre-sold commercial, which is a loan to a commercial entity with a pre-identified buyer for the finished home, (ii) owner-occupied consumer, which is a loan to an individual who intends to occupy the finished home and (iii) non owner-occupied commercial (speculative), which is a loan to a commercial entity intending to lease or sell the finished home. At December 31, 2012, residential construction loans ranged up to $2.5 million with an average balance of approximately $185,000.

Commercial land loans are made to commercial entities for the purpose of financing land upon which to build a commercial project. These loans are for projects that typically involve small and medium sized single and multi-use commercial buildings..

Commercial construction loans are made to the borrower for the purpose of financing the construction of a commercial development. These loans are further categorized depending on whether the borrower intends to occupy the finished development (owner-occupied) or whether the borrower intends to lease or sell the finished development (non owner-occupied). At December 31, 2012, these loans ranged up to $2.2 million, with an average balance of approximately $400,000.

Commercial and Industrial Loans. At December 31, 2012, these loans amounted to $17.5 million, or 5.2% of our total loan portfolio. At December 31, 2012, outstanding balances on these loans ranged up to $941,000 with an average loan balance of approximately $68,000. We make loans for commercial purposes in various lines of businesses, including the manufacturing industry, service industry and professional service areas. These loans are generally considered to have greater risk than first or second mortgages on real estate because these loans may be unsecured or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate.

We are eligible to offer small business loans utilizing government enhancements such as the Small Business Administration's ("SBA") 7(a) program and SBA's 504 programs. These loans typically are partially guaranteed by the government, which helps to reduce their risk. Government guarantees of SBA loans do not exceed, and are generally less than, 80% of the loan. As of December 31, 2012, we had not originated any small business loans utilizing government enhancements.

Consumer Loans. At December 31, 2012, consumer loans amounted to $3.1 million, or 0.9% of our loan portfolio. At December 31, 2012, the outstanding balance on our individual consumer loans ranged up to approximately $339,000, with an average loan balance of approximately $12,000. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods up to 60 months. Although we typically require monthly payments of interest and a portion of the principal on our loan products, we will offer consumer loans with a single maturity date when a specific source of repayment is available. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate.

Loan Portfolio Composition. We provide loans for various uses, including commercial and residential real estate, business purposes, personal use, home improvement, automobiles, as well as letters of credit and home equity lines of credit. Historically, we have had a concentration of commercial real estate and acquisition, development and construction loans. Our strategy going forward is to diversify our loan portfolio by focusing on increases in our owner-occupied lending. We will also strive to continue to limit the amount of our loans to any single customer. At December 31, 2012, we had approximately 1,551 loans, with an average loan balance of approximately $340,000. As of December 31, 2012, our 10 largest customer loan relationships represented approximately $55.6 million, or 16.4% of our loan portfolio. We believe that operating in three separate and distinct market areas along the South Carolina coast will provide long-term loan portfolio diversification. At December 31, 2012, our loan portfolio was positioned within our major markets as follows: Charleston – 76.1%; Myrtle Beach – 15.5%; Hilton Head – 8.4%. We believe that the diversity of economic activity in our primary markets will tend to mitigate economic volatility, which, together with the variety of purposes for which we make loans, will reduce our risks of loss.

Underwriting. When we opened our bank, we introduced a strong credit culture based on traditional credit measures and our veteran bankers' intimate knowledge of our markets. We have a disciplined approach to underwriting and focus on multiple sources of repayment, including personal guarantees. Our underwriting standards vary for each type of loan. While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. We are permitted to hold loans that exceed supervisory guidelines up to 100% of bank capital, or $31.5 million at December 31, 2012. As such, $110.8 million, or 32.6%, of our loans had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which 162 loans totaling approximately $73.0 million as of the dates of renewal had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan-to-value exceptions are set at 30% of capital. At December 31, 2012, $69.9 million of our commercial loans, or 222.2% of the Bank's capital, exceeded the supervisory loan-to-value ratio. The exceptions are approved based on a combination of debt service ability, liquidity and overall balance sheet strength of the borrower.

Loan Approval. Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer lending limits, a multi-layered approval process for larger loans, documentation examination and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be reviewed by an officer with a higher lending authority. Between the Chief Executive Officer, Senior Credit Officer and Chief Credit Officer, any two may combine their authority to approve credits up to $1.5 million. If the loans exceed $1.5 million, then a loan committee comprised of the CEO and four outside directors may approve the loans up to 10% of the Bank's capital and surplus. All loans in excess of this lending limit will be submitted for approval to the entire board of directors of the Bank. We do not make any loans to any director, executive officer, or principal shareholder, and the related interests of each, of the Bank unless the loan is approved by the disinterested members of the board of directors of the Bank and is on terms not more favorable to such person than would be available to a similarly situated person not affiliated with the Bank.

Credit Administration and Loan Review. We maintain a continuous loan review process. We apply a credit grading system to each loan, and utilize an independent consultant on an annual basis to review the loan underwriting on a test basis to confirm the grading of each loan. Each loan officer is responsible for each loan he or she makes, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid or until the loan is officially assigned to another officer. We also maintain a separate construction loan management department that operates independently from our lenders and is responsible for authorizing draws and the continuing oversight during the construction process.

We believe that our robust credit administration and risk management programs that we implemented at the portfolio level have allowed us to identify problem areas and respond quickly, decisively, and aggressively. In response to the deteriorating economic conditions, we took several steps during the first quarter of 2009 to improve credit administration. We designated a special assets officer to manage problem loans, and initiated quarterly criticized/classified asset meetings between executive management and all lending officers. At the quarterly criticized/classified asset meetings, specific action plans are discussed with respect to each loan rated "special mention" or worse. We have also aggressively pursued updated appraisals.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the Bank's capital and unimpaired surplus. This limit will increase or decrease as the Bank's capital increases or decreases. Based upon the capitalization of the Bank at December 31, 2012, our legal lending limit was approximately $5.0 million. We maintained an internal lending limit of $5.2 million. Historically, we have been able to sell participations in our larger loans to other financial institutions, which has allowed us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of these limits. We expect to sell participations only on a limited basis going forward.

Deposit Products

We offer a full range of deposit services that are typically available in most banks and savings institutions, including checking accounts, commercial accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. Transaction accounts and time deposits are tailored to and offered at rates competitive to those offered in our primary market areas. In addition, we offer certain retirement account services, such as IRAs. We solicit accounts from individuals, businesses, associations, organizations and governmental authorities. We believe that our branch infrastructure will assist us in obtaining retail deposits from local customers in the future. Our total deposits and retail deposits increased by $5.4 million from $445.5 million at December 31, 2011 to $450.9 million at December 31, 2012 as we eliminated our use of wholesale funding. Our retail deposits at December 31, 2012 and December 31, 2011, respectively, were all of our total deposits.

The following table shows our deposit mix at December 31, 2012 and December 31, 2011:

	At December 31, 2012		At December 31, 2011		Year-Over-Year Change		Average Rate for 2012
Retail Deposits	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage	Percentage
			(dollars in thousands)				
Noninterest bearing demand deposits	$ 18,194	4.0%	$ 12,283	2.8%	$ 5,911	48.1%	-%
Interest bearing demand deposits	50,524	11.2%	23,492	5.2%	27,032	115.1%	0.73%
Savings and money market accounts	102,735	22.8%	111,284	25.0%	(8,549)	(7.7%)	0.66%
Time deposits less than $100,000	110,056	24.4%	115,322	25.9%	(5,266)	(4.6%)	1.46%
Time deposits greater than $100,000	169,385	37.6%	183,133	41.1%	(13,748)	(7.5%)	1.46%
Total Retail Deposits	450,894	100.0%	445,514	100.0%	5,380	1.2%	1.21%
Total Wholesale Deposits	-	-%	-	-%	-	-%	-%
Total Deposits	$450,894	100.0%	$445,514	100.0%	$5,380	1.2%	1.21%

Other Banking Services

We also offer other bank services including safe deposit boxes, traveler's checks, direct deposit, United States Savings Bonds and banking by mail. We are associated with the Cirrus, Master-Money, Pulse and Subswitch ATM networks, which are available to our customers throughout the country. We believe that by being associated with a shared network of ATMs, we are better able to serve our customers and are able to attract customers who are accustomed to the convenience of using ATMs, although we do not believe that maintaining this association is critical to our success. In addition, we offer courier deposit service for commercial customers and banking hours, from 8:30 a.m. to 5:00 p.m. daily. We also offer internet banking services, bill payment services and cash management services, along with remote deposit capture, ACH origination and mobile banking. We currently exercise trust powers as trustee for the Tidelands Bancshares, Inc. Employee Stock Ownership Plan, but do not expect to exercise retail trust powers during our next few years of operation.

Competition

The banking business is highly competitive, and we experience competition in our market areas from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our market areas and elsewhere.

As of June 30, 2012, there were 30 financial institutions other than us in the Charleston market area, 23 in the Myrtle Beach market area and 22 in the Hilton Head market area. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as BB&T, Bank of America, Wells Fargo and South Carolina Bank & Trust. These institutions offer some services, such as extensive and established branch networks and trust services, which we do not provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Employees

As of December 31, 2012, we had 75 full-time employees and 3 part-time employees.

SUPERVISION AND REGULATION

Both Tidelands Bancshares, Inc. and Tidelands Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control or new federal or state legislation may have on our business and earnings in the future.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions. Please refer to Management's Discussion and Analysis or Plan of Operation for a discussion of regulatory updates in the section entitled, "Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises."

On December 28, 2010, the Bank entered into a consent order (the "Consent Order") with the Federal Deposit Insurance Corporation (the "FDIC") and the South Carolina State Board of Financial Institutions (the "State Board"). The Board of Directors and management of the Bank have been aggressively working to address all the requirements of the Consent Order. For additional discussion of the Consent Order and our progress with respect to the same, please refer to the section entitled "Recent Regulatory Development" in Management's Discussion and Analysis of Financial Condition and Results of Operation.

Tidelands Bancshares, Inc.

The Company owns 100% of the outstanding capital stock of the Bank, and therefore we are required to be registered as a bank holding company under the federal Bank Holding Company Act of 1956 (the "Bank Holding Company Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the "Federal Reserve") under the Bank Holding Company Act and its regulations promulgated thereunder. As a bank holding company located in South Carolina, the South Carolina State Board of Financial Institutions also regulates and monitors all significant aspects of our operations.

Permitted Activities. Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities, banking or managing or controlling banks, furnishing services to or performing services for our subsidiaries, or any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

As a bank holding company we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status, but may elect such status in the future as our business matures.

Change in Control. In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company controls 25% or more of any class of our voting securities. A rebuttable presumption of control arises under the Change in Bank Control Act if a person or company controls 10% or more (but less than 25%) of any class of voting securities of an insured depository institution and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person will own a greater percentage of that class of voting securities immediately after the acquisition. We are an insured depository institution within the meaning of the Change in Bank Control Act and our common stock is registered under Section 12 of the Securities Exchange Act of 1934. Accordingly, control is also presumed to exist, subject to rebuttal, if a person or company controls 10% or more of any class of our voting securities. Finally, under the Federal Reserve's current policy guidelines, control is also presumed to exist for purposes of the Bank Holding Company Act, subject to rebuttal, if an investor controls one-third or more of our total equity (including any nonvoting equity held by the investor) or controls 15% or more of any class of our voting securities.

Source of Strength. In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which we might not otherwise do so. If the Bank were to become "undercapitalized" (see below "Tidelands Bank - Prompt Corrective Action"), we would be required to provide a guarantee of the Bank's plan to return to capital adequacy. Additionally, under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of the Bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiaries if the agency determines that divestiture may aid the depository institution's financial condition. Further, any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the Bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank at a certain level would be assumed by the bankruptcy trustee and entitled to priority payment.

Capital Requirements. The Federal Reserve Board imposes certain capital requirements on the Bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the Bank and are described below under "Tidelands Bank – Prompt Corrective Action." Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the company. Our ability to pay dividends depends on the Bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "Tidelands Bank – Dividends." We are also able to raise capital for contribution to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws. Currently, the Company also has to obtain the prior written approval of the Federal Reserve Bank of Richmond before declaring or paying any dividends.

South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the State Board. We are not required to obtain the approval of the State Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the State Board's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

Tidelands Bank

The Bank operates as a state bank incorporated under the laws of the State of South Carolina and is subject to examination by the State Board and the FDIC. Deposits in the Bank are insured by the FDIC up to a maximum amount, which is currently $250,000 for each non-retirement depositor (though December 31, 2013) and $250,000 for certain retirement-account depositors.

The State Board and the FDIC regulate or monitor virtually all areas of the Bank's operations, including:

- security devices and procedures;
- adequacy of capitalization and loss reserves;
- loans;
- investments;
- borrowings;

- deposits;
- mergers;
- issuances of securities;
- payment of dividends;
- interest rates payable on deposits;
- interest rates or fees chargeable on loans;
- establishment of branches;
- corporate reorganizations;
- maintenance of books and records; and
- adequacy of staff training to carry on safe lending and deposit gathering practices.

The State Board requires the Bank to maintain specified capital ratios and imposes limitations on the Bank's aggregate investment in real estate, bank premises, and furniture and fixtures. The State Board also requires the Bank to prepare quarterly reports on the Bank's financial condition in compliance with its minimum standards and procedures.

All insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and their state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, and asset quality.

Prompt Corrective Action. As an insured depository institution, the Bank is required to comply with the capital requirements promulgated under the Federal Deposit Insurance Act and the regulations thereunder, which set forth five capital categories, each with specific regulatory consequences. Under these regulations, the categories are:

- Well Capitalized — The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

- Adequately Capitalized — The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

- Undercapitalized — The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMELS rating system, a leverage capital ratio of less than 3%.

- Significantly Undercapitalized — The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.

- Critically Undercapitalized — The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

If the FDIC determines, after notice and an opportunity for hearing, that the Bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the Bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If the Bank is not well capitalized, it cannot accept brokered deposits without prior FDIC approval. Even if approved, rate restrictions apply governing the rate the Bank may be permitted to pay on the brokered deposits. In addition, a bank that is undercapitalized cannot offer an effective yield in excess of 75 basis points over the "national rate" paid on deposits (including brokered deposits, if approval is granted for the Bank to accept them) of comparable size and maturity. The "national rate" is defined as a simple average of rates paid by insured depository institutions and branches for which data are available and is published weekly by the FDIC. Institutions subject to the restrictions that believe they are operating in an area where the rates paid on deposits are higher than the "national rate" can use the local market to determine the prevailing rate if they seek and receive a determination from the FDIC that it is operating in a high-rate area. Regardless of the determination, institutions must use the national rate to determine conformance for all deposits outside their market area.

Moreover, if the Bank becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the FDIC. The Bank also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause the Bank to become undercapitalized, it could not pay a management fee or dividend to us.

As of December 31, 2012, the Bank was deemed to be "adequately capitalized." As further described below, the Consent Order, among other things, requires the Bank to achieve Tier 1 capital at least equal to 8% of total assets and Total Risk-Based capital at least equal to 10% of total risk-weighted assets within 150 days from the effective date of the Consent Order. As of December 31, 2012, the Bank was not considered to be in compliance with the minimum capital requirements established in the Consent Order.

Transactions with Affiliates and Insiders. The company is a legal entity separate and distinct from the

Bank and its other subsidiaries. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the company or its non-bank subsidiaries. The company and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank's capital and surplus and, as to all affiliates combined, to 20% of the Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The Bank is forbidden to purchase low quality assets from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the Bank's capital and surplus.

The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Branching. Under current South Carolina law, we may open branch offices throughout South Carolina with the prior approval of the State Board. In addition, with prior regulatory approval, the Bank will be able to acquire existing banking operations in South Carolina. Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks, and interstate merging by banks. The Dodd-Frank Act removes previous state law restrictions on de novo interstate branching in states such as South Carolina. This change permits out-of-state banks to open de novo branches in states where the laws of the state where the de novo branch to be opened would permit a bank chartered by that state to open a de novo branch.

Anti-Tying Restrictions. Under amendments to the Bank Holding Company Act and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the Bank, the Bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, a financial institution's primary regulator, which is the FDIC for the Bank, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Finance Subsidiaries. Under the Gramm-Leach-Bliley Act (the "GLBA"), subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the Bank's assets and tangible equity for purposes of calculating the Bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

Consumer Protection Regulations. Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

- The federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- The Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- The Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- The Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;
- The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- The rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of the Bank also are subject to:

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Enforcement Powers. The Bank and its "institution-affiliated parties," including its management, employees, agents, independent contractors, and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,375,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Anti-Money Laundering. Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The company and the Bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions, foreign customers and other high risk customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA PATRIOT Act, enacted in 2001 and renewed in 2006. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing "cease and desist" orders and money penalty sanctions against institutions found to be violating these obligations.

USA PATRIOT Act. The USA PATRIOT Act became effective on October 26, 2001, amended, in part, the Bank Secrecy Act, and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and (iv) filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws and regulations and requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the Federal Bureau of Investigation ("FBI") can send our banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

The Office of Foreign Assets Control. The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Privacy and Credit Reporting. Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. It is the Bank's policy not to disclose any personal information unless required by law.

Like other lending institutions, the Bank utilizes credit bureau data in its underwriting activities. Use of such data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act") authorizes states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the FACT Act.

Payment of Dividends. A South Carolina state bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board, provided that the Bank received a composite rating of one or two at the last federal or state regulatory examination. The Bank must obtain approval from the State Board prior to the payment of any other cash dividends. In addition, under the Federal Deposit Insurance Corporation Improvement Act, the Bank may not pay a dividend if, after paying the dividend, the Bank would be undercapitalized. In addition, the Consent Order prohibits the Bank from declaring or paying any dividends or making any distributions of interest, principal, or other sums on subordinated debentures without the prior approval of the supervisory authorities.

Check 21. The Check Clearing for the 21st Century Act gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

- allowing check truncation without making it mandatory;
- demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;
- legalizing substitutions for and replacements of paper checks without agreement from consumers;
- retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;
- requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and
- requiring the re-crediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Insurance of Accounts and Regulation by the FDIC. Our deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund.

Due to the large number of recent bank failures, and the FDIC's new Temporary Liquidity Guarantee Program, the FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009, which raised deposit insurance premiums. The FDIC also implemented a five basis point special assessment of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, which special assessment amount was capped at 10 basis points times the institution's assessment base for the second quarter of 2009. In addition, the FDIC required financial institutions like us to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2011 through and including 2012 to re-capitalize the Deposit Insurance Fund. The FDIC may exercise its discretion as supervisor and insurer to exempt an institution from the prepayment requirement if the FDIC determines that the prepayment would adversely affect the safety and soundness of the institution. We did not request exemption from the prepayment requirement. During 2012, we expensed $1.2 million in deposit insurance.

FDIC insured institutions are required to pay a Financing Corporation assessment, in order to fund the interest on bonds issued to resolve thrift failures in the 1980s. These assessments, which may be revised based upon the level of deposits, will continue until the bonds mature in the years 2017 through 2019.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management of the Bank is not aware of any practice, condition or violation that might lead to termination of the Bank's deposit insurance.

Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Item 1A. Risk Factors.

Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks that have not been identified or which we believe are immaterial or unlikely. Shareholders should carefully consider the risks described below in conjunction with the other information in this Form 10-K and the information incorporated by reference in this Form 10-K, including our consolidated financial statements and related notes.

We have become subject to a Consent Order that will require us to take certain actions.

On June 1, 2010, the FDIC and the State Board conducted their annual joint examination of the Bank. As a result of the examination, the Bank entered into a Consent Order, effective December 28, 2010, with the FDIC and the State Board, which contains, among other things, a requirement that our bank achieve and maintain minimum capital requirements that exceed the minimum regulatory capital ratios for "well capitalized" banks. Under this enforcement action, the Bank may no longer accept, renew, or roll over brokered deposits. In addition, under the Consent Order, we are required to obtain FDIC approval before making certain payments to departing executives and before adding new directors or senior executives. Our regulators have considerable discretion in whether to grant required approvals, and no assurance can be given that such approvals would be forthcoming. In addition, we are required to take certain other actions in the areas of capital, liquidity, asset quality, and interest rate risk management, as well as to file periodic reports with the FDIC and the State Board regarding our progress in complying with the Consent Order. Any material failure to comply with the terms of the Consent Order could result in further enforcement action by the FDIC. While we intend to take such actions as may be necessary to comply with the requirements of the Consent Order and subsequent FDIC guidance, we may be unable to comply fully with the deadlines or other terms of the Consent Order. For further discussion of the Consent Order, please see below.

Our bank may become subject to a federal conservatorship or receivership if it cannot comply with the Consent Order, or if its condition continues to deteriorate.

As noted above, the Bank executed a Consent Order with the FDIC and the State Board. The Consent Order requires the Bank to, among other things, implement a plan to achieve and maintain minimum capital requirements. The condition of our loan portfolio may continue to deteriorate in the current economic environment and thus continue to deplete our capital and other financial resources. Should we fail to comply with the capital and liquidity funding requirements in the Consent Order, or suffer a continued deterioration in our financial condition, we may be subject to being placed into a federal conservatorship or receivership by the FDIC, with the FDIC appointed as conservator or receiver. If these events occur, we probably would suffer a complete loss of the value of our ownership interest in the Bank, and we subsequently may be exposed to significant claims by the FDIC. Federal conservatorship or receivership would also result in a complete loss of your investment.

Difficult market conditions in our coastal markets and economic trends have adversely affected our industry and our business and may continue to do so.

Our business has been directly affected by market conditions, trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. The current economic downturn, increase in unemployment and other events that have negatively affected both household and corporate incomes, both nationally and locally, have decreased the demand for loans and our other products and services and have increased the number of customers who fail to pay interest and/or principal on their loans. As a result, we have experienced significant declines in our coastal real estate markets with decreasing prices and increasing delinquencies and foreclosures, which have negatively affected the credit performance of our loans and resulted in increases in the level of our nonperforming assets and charge-offs of problem loans. At the same time, competition among depository institutions for deposits and quality loans has increased significantly. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years. These market conditions and the tightening of credit have led to increased deficiencies in our loan portfolio, increased market volatility and widespread reduction in general business activity.

Our future success significantly depends upon the growth in population, income levels, deposits and housing starts in the Charleston, Myrtle Beach and Hilton Head market areas. Unlike many larger institutions, we are not able to spread the risks of unfavorable economic conditions across a large number of diversified economies and geographic locations. If the markets in which we operate do not recover and grow as anticipated or if prevailing economic conditions locally or nationally do not improve, our business may continue to be negatively impacted.

A significant portion of our loan portfolio is secured by real estate, and events that negatively affect the real estate market could hurt our business.

As of December 31, 2012, approximately 75.8% of our loans were secured by real estate mortgages. The real estate collateral for these loans provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A further weakening of the real estate market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability, asset quality and ultimately our capital levels. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholder's equity could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

We are exposed to higher credit risk by commercial real estate, commercial and industrial and construction lending.

Commercial real estate, commercial and industrial and construction lending usually involve higher credit risks than that of single-family residential lending. As of December 31, 2012, the following loan types accounted for the stated percentages of our total loan portfolio: commercial real estate – 44.3%, commercial and industrial - 5.2%, residential construction – 11.7%, and commercial construction – 6.5%. These types of loans involve larger loan balances to a single borrower or groups of related borrowers. Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers' ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

Commercial and industrial loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans have the following characteristics: (a) they depreciate over time, (b) they are difficult to appraise and liquidate, and (c) they fluctuate in value based on the success of the business.

Risk of loss on a construction loan depends largely upon whether our initial estimate of the property's value at completion of construction equals or exceeds the cost of the property construction (including interest), the availability of permanent take-out financing, and the builder's ability to ultimately sell the property. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

Commercial real estate, commercial and industrial and construction loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans.

As of December 31, 2012, our outstanding commercial real estate loans were equal to 456% of our total capital. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

If our allowance for loan losses is not sufficient to cover actual loan losses, or if credit delinquencies increase, our losses could increase.

Our success depends, to a significant extent, on the quality of our assets, particularly loans. Like other financial institutions, we face the risk that our customers will not repay their loans, that the collateral securing the payment of those loans may be insufficient to assure repayment, and that we may be unsuccessful in recovering the remaining loan balances. The risk of loss varies with, among other things, general economic conditions, the type of loan, the creditworthiness of the borrower over the term of the loan and, for many of our loans, the value of the real estate and other assets serving as collateral. Management makes various assumptions and judgments about the collectability of our loan portfolio after considering these and other factors. Based in part on those assumptions and judgments, we maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we also rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, delinquencies and nonaccruals, national and local economic conditions and other pertinent information, including the results of external loan reviews. Despite our efforts, our loan assessment techniques may fail to properly account for potential loan losses, and, as a result, our established loan loss reserves may prove insufficient. If we are unable to generate income to compensate for these losses, they could have a material adverse effect on our operating results.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Higher charge-off rates and an increase in our allowance for loan losses may hurt our overall financial performance and may increase our cost of funds. As of December 31, 2012, we had 66 loans on nonaccrual status totaling approximately $23.1 million, and our allowance for loan loss was $6.7 million. For the year ended December 31, 2012, we recorded $3.0 million as a provision for loan losses, compared to $10.6 million in 2011. Our current and future allowances for loan losses may not be adequate to cover future loan losses given current and future market conditions.

Institution-specific and/or broader industry-wide events may trigger a reduction in the availability of funding needed for day-to-day operations, resulting in a liquidity crisis.

We require a certain level of available funding each day to meet the liquidity demands of our operations. These demands include funding for new loan production, funding available for customer withdrawal requests and maturing time deposits not being renewed, and funding for settlement of investment portfolio transactions. Both institution specific events such as deterioration in our credit ratings resulting from a weakened capital position or from lack of earnings and industry-wide events such as a collapse of credit markets may result in a reduction of available funding sources sufficient to cover the liquidity demands. Such a crisis could significantly jeopardize our ability to continue operations.

Legislation and administrative actions authorizing the U.S. government to take direct actions within the financial services industry may not stabilize the U.S. financial system.

Under the EESA, which was enacted on October 3, 2008, the U.S. Treasury has the authority to, among other things, invest in financial institutions and purchase up to $700 billion of troubled assets and mortgages from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Under the CPP, the U.S. Treasury committed to purchase up to $250 billion of preferred stock and warrants in eligible institutions. The EESA also temporarily increased FDIC deposit insurance coverage to $250,000 per depositor through December 31, 2009, which was permanently increased to $250,000 under the Dodd-Frank Act.

On February 10, 2009, the U.S. Treasury announced the Financial Stability Plan which, among other things, provides a forward-looking supervisory capital assessment program that is mandatory for banking institutions with over $100 billion of assets and makes capital available to financial institutions qualifying under a process and criteria similar to the CPP. In addition, the American Recovery and Reinvestment Act of 2009 (the "ARRA") was signed into law on February 17, 2009, and includes, among other things, extensive new restrictions on the compensation and governance arrangements of financial institutions.

On July 21, 2010, the President signed into law the Dodd-Frank Act, a comprehensive regulatory framework that will affect every financial institution in the U.S. The Dodd-Frank Act includes, among other measures, changes to the deposit insurance and financial regulatory systems, enhanced bank capital requirements and provisions designed to protect consumers in financial transactions. Regulatory agencies will implement new regulations in the future which will establish the parameters of the new regulatory framework and provide a clearer understanding of the legislation's effect on banks. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity, and leverage requirements or otherwise adversely affect our business. In particular, the potential impact of the Dodd-Frank Act on our operations and activities, both currently and prospectively, include, among others:

- a reduction in our ability to generate or originate revenue-producing assets as a result of compliance with heightened capital standards;

- increased cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;

- the limitation on our ability to raise capital through the use of trust preferred securities as these securities may no longer be included as Tier 1 capital going forward; and

- the limitation on our ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations.

Numerous actions have been taken by the U.S. Congress, the Federal Reserve, the U.S. Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that followed the sub-prime mortgage crisis that commenced in 2007, including the Financial Stability Program adopted by the U.S. Treasury. We cannot predict the actual effects of EESA, ARRA, the Dodd-Frank Act, and various other governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the economy, the financial markets, or on us. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions, could materially and adversely affect our business, financial condition, results of operations, and the price of our common stock.

Negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

Commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. Bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

There can be no assurance that our common stock will continue to be traded in an active market.

Our common stock is currently quoted by the Pink OTC Markets' inter-dealer quotation service as an OTCQB security. Trading of securities on the Pink OTC market is generally limited and is effected on a less regular basis than other exchanges, such as the NYSE, and accordingly investors who own or purchase our stock will find that the liquidity or transferability of the stock may be limited. Additionally, a shareholder may find it more difficult to dispose of, or obtain accurate quotations as to the market value of, our stock. If an active public trading market cannot be sustained, the trading price of our common stock could be adversely affected and your ability to transfer your shares of our common stock may be limited.

Because of our participation in the Treasury Department's Capital Purchase Program, we are subject to several restrictions including restrictions on compensation paid to our executives and other employees.

Under the terms of the CPP Purchase Agreement between us and the Treasury, we adopted certain standards for executive compensation and corporate governance for the period during which the Treasury holds the equity we issued or may issue to the Treasury, including the common stock we may issue under the CPP Warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive and the next 20 most highly compensated employees based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives and the next five most highly compensated employees; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers.

Legislation or regulatory changes could cause us to seek to repurchase the preferred stock and warrant that we sold to the U.S. Treasury under the Capital Purchase Program.

Legislation and regulation that have been adopted after we closed on our sale of Series T Preferred Stock and warrants to the Treasury for $14.4 million under the CPP on December 19, 2008, or any legislation or regulations that may be implemented in the future, may have a material effect on the terms of our CPP transaction with the Treasury. If we determine that any such legislation or any regulations alter the terms of our CPP transaction with the Treasury in ways that we believe are adverse to our ability to effectively manage our business, then we may seek to unwind, in whole or in part, the CPP transaction by repurchasing some or all of the preferred stock and the warrant that we sold to the Treasury. If we were to repurchase all or a portion of the preferred stock or warrant, then our capital levels could be materially reduced.

Our continued operations and future growth may require us to raise additional capital in the future, but that capital may not be available when we need it.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Pursuant to the Consent Order, the Bank is required to achieve Tier 1 capital at least equal to 8% of total assets and Total Risk-Based capital at least equal to 10% of total risk-weighted assets within 150 days. As of December 31, 2012, the Bank is not in compliance with the capital requirements established in the Consent Order. We may at some point need to raise additional capital to comply with the Consent Order, support our operations, and protect against any further deterioration in our loan portfolio. In addition, we intend to redeem the Series T Preferred Stock that we issued to the Treasury under the CPP before the dividends on the Series T Preferred Stock increase from 5% per annum to 9% per annum in 2014, and we may need to raise additional capital to do so. We may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to continue our current operations or further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

A large percentage of the loans in our portfolio currently include exceptions to our loan policies and supervisory guidelines.

All of the loans that we make are subject to written loan policies adopted by our board of directors and to supervisory guidelines imposed by our regulators. Our loan policies are designed to reduce the risks associated with the loans that we make by requiring our loan officers, before closing a loan, to take certain steps that vary depending on the type and amount of the loan. These steps include making sure the proper liens are documented and perfected on property securing a loan, and requiring proof of adequate insurance coverage on property securing loans. Loans that do not fully comply with our loan policies are known as "exceptions." While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. We categorize exceptions as policy exceptions, financial statement exceptions and collateral exceptions. Interagency guidelines for real estate lending policies allow institutions to originate loans in excess of the supervisory loan to value limits, however, the aggregate amount of such loans should not exceed 100% of total capital.

As of December 31, 2012, approximately $76.5 million of our loans, or 242.9% of our bank's capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which 162 loans totaling approximately $73.0 million had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan to value exceptions are set at 30% of a bank's capital. At December 31, 2012, $51.9 million of our commercial loans, or 165.0% of our bank's capital, exceeded the supervisory loan to value ratio. As of December 31, 2012, approximately 12.7% of the loans in our portfolio included collateral exceptions to our loan policies, which exceeds the 10% suggested by regulatory guidance. As a result of these exceptions, those loans may have a higher risk of loss than the other loans in our portfolio that fully comply with our loan policies. In addition, we may be subject to regulatory action by federal or state banking authorities if they believe the number of exceptions in our loan portfolio represents an unsafe banking practice. Although we have taken steps to reduce the number of exceptions in our loan portfolio, we may not be successful in reducing the number of exceptions in our loan portfolio.

Our net interest income could be negatively affected by changes in interest rates, recent developments in the credit and real estate markets and competition in our primary market area.

As a financial institution, our earnings significantly depend upon our net interest income, which is the difference between the income that we earn on interest-earning assets, such as loans and investment securities, and the expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve's fiscal and monetary policies, affects us more than non-financial institutions and can have a significant effect on our net interest income and net income.

The Federal Reserve reduced interest rates on three occasions in 2007 by a total of 100 basis points, to 4.25%, and by another 400 basis points, to a range of 0% to 0.25%, during 2008. Rates remained steady for 2012. On March 18, 2009, the Federal Reserve announced its decision to purchase as much as $300 billion of long-term treasuries in an effort to maintain low interest rates. Approximately 42.9% of our loans were variable rate loans at December 31, 2012. The interest rates on a significant segment of these loans decrease when the Federal Reserve reduces interest rates. However the interest that we earn on our assets may not change in the same amount or at the same rates as the interest rates we must pay on our sources of funds. Accordingly, increases in interest rates may reduce our net interest income due to increasing costs of funds. In addition, an increase in interest rates may decrease the demand for loans. Furthermore, increases in interest rates will add to the expenses of our borrowers, which may adversely affect their ability to repay their loans with us.

Increased nonperforming loans and the decrease in interest rates reduced our net interest income during 2012 and could cause additional pressure on net interest income in future periods. This reduction in net interest income may also be exacerbated by the high level of competition that we face in our primary market areas. Any significant reduction in our net interest income could negatively affect our business and could have a material adverse effect on our capital, financial condition and results of operations.

Higher FDIC Deposit Insurance premiums and assessments that we are required to pay could have an adverse effect on our earnings and our ability to pay our liabilities as they come due.

As a member institution of the FDIC, we are required to pay quarterly deposit insurance premium assessments to the FDIC. Due to the large number of recent bank failures, and the FDIC's new Temporary Liquidity Guarantee Program, the FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009, which raised deposit insurance premiums. The FDIC also implemented a five basis point special assessment of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, which special assessment amount was capped at 10 basis points times the institution's assessment base for the second quarter of 2009. In addition, the FDIC required financial institutions like us to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and through and including 2012 to re-capitalize the Deposit Insurance Fund, unless the FDIC exempted the institution from the prepayment requirement upon a determination that the prepayment would adversely affect the safety and soundness of the institution. We did not request exemption from the prepayment requirement. During 2012, we expensed $1.2 million in deposit insurance.

In February 2011, the FDIC approved two rules that amend the deposit insurance assessment regulations. The first rule implements a provision in the Dodd-Frank Act that changes the assessment base from one based on domestic deposits to one based on assets. The assessment base changes from adjusted domestic deposits to average consolidated total assets minus average tangible equity. The second rule changes the deposit insurance assessment system for large institutions in conjunction with the guidance given in the Dodd-Frank Act. Since the new base would be much larger than the current base, the FDIC will lower assessment rates, which achieves the FDIC s goal of not significantly altering the total amount of revenue collected from the industry. Risk categories and debt ratings will be eliminated from the assessment calculation for large banks which will instead use scorecards. The scorecards will include financial measures that are predictive of long-term performance. A large financial institution will continue to be defined as an insured depository institution with at least $10 billion in assets. Both changes in the assessment system were effective as of April 1, 2011 and were payable at the end of September 2011.

Although we cannot predict what the insurance assessment rates will be in the future, further deterioration in either risk-based capital ratios or adjustments to the base assessment rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Liquidity risks could affect operations and jeopardize our financial condition.

The goal of liquidity management is to ensure that we can meet customer loan requests, customer deposit maturities and withdrawals, and other cash commitments under both normal operating conditions and under unpredictable circumstances of industry or market stress. To achieve this goal, our asset/liability committee establishes liquidity guidelines that require sufficient asset-based liquidity to cover potential funding requirements and to avoid over-dependence on volatile, less reliable funding sources.

Liquidity is essential to our business. An inability to raise funds through traditional deposits, borrowings, the sale of securities or loans, issuance of additional equity securities, and other sources could have a substantial negative impact on our liquidity. Our access to funding sources in amounts adequate to finance our activities and with terms acceptable to us could be impaired by factors that impact us specifically or the financial services industry in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, a change in our status from well-capitalized to adequately capitalized, or regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as the current disruption in the financial markets and negative views and expectations about the prospects for the financial services industry as a result of the continuing turmoil and deterioration in the credit markets.

Traditionally, the primary sources of funds of our bank subsidiary have been customer deposits and loan repayments. As of December 31, 2012, we had no brokered deposits. Because of the Consent Order, we may not accept brokered deposits unless a waiver is granted by the FDIC. Secondary sources of liquidity may include proceeds from FHLB advances and federal funds lines of credit from correspondent banks. The Bank's credit risk rating at the FHLB has been negatively impacted, resulting in more restrictive borrowing requirements. Because we are adequately capitalized, we are required to pledge additional collateral for FHLB advances.

We actively monitor the depository institutions that hold our federal funds sold and due from banks cash balances. We cannot provide assurances that access to our cash and cash equivalents and federal funds sold will not be impacted by adverse conditions in the financial markets. Our emphasis is primarily on safety of principal, and we diversify cash, due from banks, and federal funds sold among counterparties to minimize exposure relating to any one of these entities. We routinely review the financials of our counterparties as part of our risk management process. Balances in our accounts with financial institutions in the U.S. may exceed the FDIC insurance limits. While we monitor and adjust the balances in our accounts as appropriate, these balances could be impacted if the correspondent financial institutions fail.

Due to the Consent Order, we may not accept brokered deposits unless a waiver is granted by the FDIC. Although we currently do not utilize brokered deposits as a funding source, if we were to seek to use such funding source, there is no assurance that the FDIC will grant us the approval when requested. These restrictions could have a substantial negative impact on our liquidity. Additionally, we are restricted from offering an effective yield on deposits of more than 75 basis points over the national rates published by the FDIC weekly on their website.

There can be no assurance that our sources of funds will be adequate for our liquidity needs, and we may be compelled to seek additional sources of financing in the future. Specifically, we may seek additional debt in the future to achieve our business objectives. There can be no assurance that additional borrowings, if sought, would be available to us or, if available, would be on favorable terms. Bank and holding company stock prices have been negatively impacted by the recent adverse economic conditions, as has the ability of banks and holding companies to raise capital or borrow in the debt markets. If additional financing sources are unavailable or not available on reasonable terms, our business, financial condition, results of operations, cash flows, and future prospects could be materially adversely impacted.

We depend on key individuals, and our continued success depends on our ability to identify and retain individuals with experience and relationships in our markets. The loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

Thomas H. Lyles, our president and chief executive officer, has extensive and long-standing ties within our market areas and substantial experience with our operations, which has contributed significantly to our business. If we lose the services of Mr. Lyles, he would be difficult to replace, and our business and development could be materially and adversely affected.

To succeed in our markets, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in our markets will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy requires both management and financial resources and is often lengthy. Our inability to identify, recruit and retain talented personnel to manage our offices effectively would limit our growth and could materially adversely affect our business, financial condition and results of operations. The loss of the services of several key personnel could adversely affect our strategy and prospects to the extent we are unable to replace them.

We face strong competition for customers, which could prevent us from obtaining customers or may cause us to pay higher interest rates to attract customer deposits.

The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. Customer loyalty can be easily influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the customer. Moreover, this competitive industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as BB&T, Bank of America, Wells Fargo, and South Carolina Bank & Trust. These institutions offer some services that we do not provide, such as extensive and established branch networks and trust services. We also compete with local community banks in our market. We may not be able to compete successfully with other financial institutions in our market, and we may have to pay higher interest rates to attract deposits, accept lower yields on loans to attract loans and pay higher wages for new employees, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

We may not be able to compete with our larger competitors for larger customers because our lending limits are lower than theirs.

We are limited in the amount we can loan a single borrower by the amount of the Bank's capital. Our legal lending limit is 15% of the Bank's capital and surplus, or $5.1 million at December 31, 2012. Our internal lending limit was $5.1 million at December 31, 2012. This is significantly less than the limit for our larger competitors and may affect our ability to seek relationships with larger businesses in our market areas. We expect to sell participations only on a limited basis going forward.

We will face risks with respect to future expansion and acquisitions or mergers.

Although we do not have any current plans to do so, we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

- the time and expense associated with identifying and evaluating potential acquisitions and merger partners;
- using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;
- diluting our existing shareholders in an acquisition;
- the time and expense associated with evaluating new markets for expansion, hiring experienced local management and opening new offices, as there may be a substantial time lag between these activities before we generate sufficient assets and deposits to support the costs of the expansion;
- taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management's attention being diverted from the operation of our existing business;
- the time and expense associated with integrating the operations and personnel of the combined businesses;
- creating an adverse short-term effect on our results of operations; and
- losing key employees and customers as a result of an acquisition that is poorly received.

Although our management team has acquisition experience at other institutions, we have never acquired another institution before, so we lack experience as an organization in handling any of these risks. There is also a risk that any expansion effort will not be successful.

The accuracy of our financial statements and related disclosures could be affected because we are exposed to conditions or assumptions different from the judgments, assumptions or estimates used in our critical accounting policies.

The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States of America requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which we summarize in our Annual Report on Form 10-K for the year ended December 31, 2012, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider "critical" because they require judgments, assumptions and estimates about the future that materially impact our consolidated financial statements and related disclosures. For example, material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our audited consolidated financial statements and related disclosures.

The costs of being an SEC registered company are proportionately higher for smaller companies like Tidelands Bancshares because of the requirements imposed by the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the SEC have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. These regulations are applicable to our company. We have experienced, and expect to continue to experience, increasing compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

We are exposed to the possibility that customers may prepay theirs loans to pay down loan balances, which could reduce our interest income and profitability.

Prepayment rates stem from consumer behavior, conditions in the housing and financial markets, general United States economic conditions, and the relative interest rates on fixed-rate and adjustable-rate loans. Therefore, changes in prepayment rates are difficult to predict. Recognition of deferred loan origination costs and premiums paid in originating these loans are normally recognized over the contractual life of each loan. As prepayments occur, the rate at which net deferred loan origination costs and premiums are expensed will accelerate. The effect of the acceleration of deferred costs and premium amortization may be mitigated by prepayment penalties paid by the borrower when the loan is paid in full within a certain period of time. If prepayment occurs after the period of time when the loan is subject to a prepayment penalty, the effect of the acceleration of premium and deferred cost amortization is no longer mitigated. We recognize premiums paid on mortgage-backed securities as an adjustment from interest income over the expected life of the security based on the rate of repayment of the securities. Acceleration of prepayments on the loans underlying a mortgage-backed security shortens the life of the security, increases the rate at which premiums are expensed and further reduces interest income. We may not be able to reinvest loan and security prepayments at rates comparable to the prepaid instrument particularly in a period of declining interest rates.

Given the geographic concentration of our operations, we could be significantly affected by any hurricane that affects coastal South Carolina.

Our operations are concentrated in and our loan portfolio consists almost entirely of loans to persons and businesses located in coastal South Carolina. The collateral for many of our loans consists of real and personal property located in this area, which is susceptible to hurricanes that can cause extensive damage to the general region. Disaster conditions resulting from any hurricane that hits in this area would adversely affect the local economies and real estate markets, which could negatively impact our business. Adverse economic conditions resulting from such a disaster could also negatively affect the ability of our customers to repay their loans and could reduce the value of the collateral securing these loans. Furthermore, damage resulting from any hurricane could also result in continued economic uncertainty that could negatively impact businesses in those areas. Consequently, our ability to continue to originate loans may be impaired by adverse changes in local and regional economic conditions in this area following any hurricane.

Our ability to pay dividends on and repurchase our common stock is restricted.

Since our inception, we have not paid any cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. However, the ability of our bank to pay cash dividends to our holding company is currently prohibited by the restrictions of the Consent Order with the State Board and the FDIC. Even if we decide to pay cash dividends in the future and our regulators permit us to do so, our ability to do so will be limited by the regulatory restrictions described in the following sentence, by the Bank's ability to pay cash dividends to us based on its capital position and profitability, and by our need to maintain sufficient capital to support the Bank's operations. The ability of the Bank to pay cash dividends to us is limited by its obligations to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to South Carolina state banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay cash dividends on our common stock.

In addition, the CPP Purchase Agreement provides that before December 19, 2010, unless we have redeemed the Series T Preferred Stock or the Treasury has transferred the Series T Preferred Stock to a third party, we must obtain the consent of the Treasury to (1) declare or pay any dividend or make any distribution on our common stock, or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the purchase agreement. These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock.

The warrant we issued to the Treasury may be dilutive to holders of our common stock.

The ownership interest of the existing holders of our common stock will be diluted to the extent the CPP Warrant is exercised. The shares of common stock underlying the warrant represent approximately 11.8% of the shares of our common stock outstanding as of March 7, 2013 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant will not be bound by this restriction.

The holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.

We have supported our continued growth through the issuance of trust preferred securities from two special purpose trusts and an accompanying sale of $14.4 million junior subordinated debentures to these trusts. We have conditionally guaranteed payments of the principal and interest on the trust preferred securities of these trusts. We must make payments on the junior subordinated debentures before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have exercised our right to defer distributions on the junior subordinated debentures (and the related trust preferred securities), during which time we cannot pay any dividends on our common stock.

We must respond to rapid technological changes, which may be more difficult or expensive than anticipated.

If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly, and to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.

Item 1B. Unresolved Staff Comments.

Not applicable

Item 2. Properties.

The following table sets forth the location of our main banking office, banking offices and operations center, as well as certain information relating to these facilities.

Type of Office	Location	Year Opened	Total Retail Deposits as of December 31, 2012	Leased or Owned
Main Office	875 Lowcountry Boulevard in Mount Pleasant, South Carolina	2004	$78,532,001	Leased
Summerville Branch Office	1510 Trolley Road in Summerville, South Carolina	2007	$49,347,969	Owned
Myrtle Beach Branch Office	1312 Professional Drive in Myrtle Beach, South Carolina	2007	$73,725,536	Leased
Park West Branch Office - Mount Pleasant	1100 Park West Blvd. in Mount Pleasant, South Carolina	2007	$18,949,242	Owned
West Ashley Branch Office - Charleston	946 Orleans Road in Charleston, South Carolina	2007	$46,465,620	Leased
Bluffton Branch Office	52 Burnt Church Road in Bluffton, South Carolina	2008	$83,721,988	Leased
Murrells Inlet Branch Office	11915 Plaza Drive in Murrells Inlet, South Carolina	2008	$66,070,953	Leased
Operations Center	840 Lowcountry Boulevard in Mount Pleasant, South Carolina	2007	N/A	Owned
Executive Office Building	830 Lowcountry Boulevard in Mount Pleasant, South Carolina	2011	N/A	Owned
Okatie Crossing Branch Site	15 Baylor Brooke Drive in Bluffton, South Carolina	Construction Pending (1)	N/A	Owned

(1) Construction of ATM to be completed in 2013.

Item 3. Legal Proceedings.

From time to time, we are involved in routine legal matters incidental to our business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Consistent with Item 103 of Regulation S-K, we are presently involved in the following material pending legal proceedings not incidental to the business of the Company:

In December 2011, a lawsuit was filed in the South Carolina Circuit Court in Charleston, South Carolina against Tidelands Bancshares, Inc. and Tidelands Bank, as well as certain current and former officers and directors, by Robert E. Coffee, Jr., our former President and Chief Executive Officer. The lawsuit alleges causes of action for breach of employment contract, fraud and negligent misrepresentation and asks for actual damages, punitive damages and attorneys' fees. Mr. Coffee is seeking actual damages of $780,000 related to a severance payment that Mr. Coffee claims is due under his employment contract. The Bank and holding company are prohibited from making any payments to Mr. Coffee without the FDIC's approval, and the FDIC has informed the Bank that it does not approve of any such severance payments being made to Mr. Coffee. Mr. Coffee is also seeking continuation of certain insurance benefits. The lawsuit is currently in the discovery stage. The Company cannot provide assurances as to the outcome of this matter at this time.

Item 4. (Removed and Reserved).

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

In connection with our public offering in October 2006, our common stock was approved for listing on The NASDAQ Global Market under the symbol "TDBK." Prior to October 2006, our common stock was quoted on the OTC Bulletin Board under the symbol "TDBK.OB." On June 16, 2011 we were delisted from the NASDAQ Global Market. We are currently quoted by the Pink OTC markets' inter-dealer quotation service as an OTCQB security under the symbol "TDBK.PS" As of December 31, 2012, we had approximately 457 shareholders of record.

The following table shows the reported high and low bid prices for shares of our common stock as reported by the Pink OTC markets' inter-dealer quotation service for the periods indicated.

	High	Low
2012		
Fourth Quarter	$ 0.66	$ 0.21
Third Quarter	0.47	0.28
Second Quarter	0.41	0.16
First Quarter	0.45	0.08
2011		
Fourth Quarter	$ 0.28	$ 0.02
Third Quarter	0.28	0.12
Second Quarter	0.67	0.13
First Quarter	1.96	0.60

We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. However, the ability of our bank to pay cash dividends to our holding company is currently prohibited by the restrictions of the Consent Order with the State Board and the FDIC. Even if we decide to pay cash dividends in the future and our regulators permit us to do so, our ability to do so will be limited by the regulatory restrictions described in the following sentence, by the Bank's ability to pay cash dividends to us based on its capital position and profitability, and by our need to maintain sufficient capital to support the Bank's operations. As a South Carolina state bank, Tidelands Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital. If and when cash dividends are declared, they will be largely dependent upon our earnings, financial condition, business projections, general business conditions, statutory and regulatory restrictions and other pertinent factors. Currently, the Company also has to obtain the prior written approval of the Federal Reserve Bank of Richmond before declaring or paying any dividends.

In addition, the CPP Purchase Agreement provides that before December 19, 2010, unless we have redeemed the Series T Preferred Stock or the Treasury has transferred the Series T Preferred Stock to a third party, we must obtain the consent of the Treasury to declare or pay any dividend or make any distribution on our common stock.

Our ability to pay cash dividends is further subject to our continued payment of interest that we owe on our junior subordinated debentures. As of December 31, 2012, we had approximately $14.4 million of junior subordinated debentures outstanding. Beginning with the fourth quarter 2010 payment, we have elected to defer our payments on the junior subordinated debentures. We have the right to defer payment of interest on the junior subordinated debentures for a period not to exceed 20 consecutive quarters. If we defer, or fail to make, interest payments on the junior subordinated debentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the junior subordinated debentures.

Equity Compensation Plan Information

The following table sets forth the equity compensation plan information at December 31, 2012. All stock option information has been adjusted to reflect all prior stock splits and dividends. As of December 31, 2012, all options that had been previously granted were voluntarily forfeited by each employee, officer and director grantee.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column(a))
Equity compensation plans approved by security holders (1)	---	---	782,007
Equity compensation plans not approved by security holders	---	---	---
Total	---	---	782,007

(1) The number of shares available for issuance under our 2004 Stock Incentive Plan automatically increases each time we issue additional shares of stock so that the total number of shares issuable under the plan at all times equal 20% of the then outstanding shares of stock.

Item 6. Selected Financial Data.

Not applicable

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

The following discussion reviews our results of operations and assesses our financial condition. You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. Our discussion and analysis for the years ended December 31, 2012 and 2011 is based on our audited financial statements for such periods. The following discussion describes our results of operations for the year ended December 31, 2012 as compared to December 31, 2011, and also analyzes our financial condition as of December 31, 2012 as compared to December 31, 2011.

Overview

We were incorporated in January 2002 to organize and serve as the holding company for Tidelands Bank. As of December 31, 2012, we had total assets of $526.7 million, loans of $339.7 million, deposits of $450.9 million, and shareholders' equity of $10.2 million.

The following table sets forth selected measures of our financial performance for the periods indicated:

	For the Years Ended December 31,	
	2012	2011
	(dollars in thousands)	
Net loss available to common shareholders	$ (4,112)	$ (10,056)
Total assets	526,671	534,116
Total net loans	333,001	369,323
Total deposits	450,894	445,514
Shareholders' equity	10,180	14,058

Like most community banks, we derive the majority of our income from interest received on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest, and advances from the Federal Home Loan Bank of Atlanta (FHLB). Consequently, one of the key measures of our success is net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and advances from the FHLB. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances, Income and Expenses, and Rates" tables show for the periods indicated the average balance for each category of our assets and liabilities, as well as the average yield we earned or the average rate we paid with respect to each category. A review of these tables show that our loans historically have provided higher interest yields than our other types of interest-earning assets, which is why we have invested a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" tables help demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the periods shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included "Interest Sensitivity Analysis" tables to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits and other borrowings.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings for each period. In the "Loans" and "Allowance for Loan Losses" sections, we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through fees and other charges to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the "Noninterest Income" and "Noninterest Expense" sections.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

Markets in the United States and elsewhere have experienced extreme volatility and disruption for more than three years. These circumstances have exerted significant downward pressure on prices of equity securities and virtually all other asset classes, and have resulted in substantially increased market volatility, severely constrained credit and capital markets, particularly for financial institutions, and an overall loss of investor confidence. Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. Dramatic slowdowns in the housing industry, due in part to falling home prices and increasing foreclosures and unemployment, have created strains on financial institutions. Many borrowers are now unable to repay their loans, and the collateral securing these loans has, in some cases, declined below the loan balance. In response to the challenges facing the financial services sector, several regulatory and governmental actions have recently been announced including:

- On October 14, 2008, the U.S. Treasury announced the creation of a new program, the Troubled Asset Relief Program (the "TARP") Capital Purchase Program (the "CPP") that encourages and allows financial institutions to build capital through the sale of senior preferred shares to the U.S. Treasury on terms that are non-negotiable.

- On October 14, 2008, the FDIC announced the creation of the Temporary Liquidity Guarantee Program (the "TLGP"), which seeks to strengthen confidence and encourage liquidity in the banking system. The TLGP has two primary components that are available on a voluntary basis to financial institutions:

    - The Transaction Account Guarantee Program ("TAGP"), which provided unlimited deposit insurance coverage through December 31, 2011 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TAGP pay a 15 to 25 basis points fee (annualized), according to the institution's risk category on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place; and

    - The Debt Guarantee Program ("DGP"), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The guarantee would apply to new debt issued on or before October 31, 2009 and would provide protection until December 31, 2012. Issuers electing to participate would pay a 75 basis point fee for the guarantee. As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") described below, the voluntary TAGP program ended in December 31, 2010, and all institutions are required to provide full deposit insurance on noninterest-bearing transaction accounts until December 31, 2012. There will not be a separate assessment for this as there was for institutions participating in the TAGP program.

- On February 10, 2009, the U.S. Treasury announced the Financial Stability Plan, which earmarked $350 billion of the TARP funds authorized under EESA. Among other things, the Financial Stability Plan includes:

    - A capital assistance program that will invest in mandatory convertible preferred stock of certain qualifying institutions determined on a basis and through a process similar to the CPP;

    - A consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances;

    - A new public-private investment fund that will leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy "toxic assets" from financial institutions; and

    - Assistance for homeowners by providing up to $75 billion to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs.

- On February 17, 2009 President Obama signed into law The American Recovery and Reinvestment Act of 2009 ("ARRA"), more commonly known as the economic stimulus or economic recovery package. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain executive compensation and corporate expenditure limits on all current and future TARP recipients that are in addition to those previously announced by the U.S. Treasury. These new limits are in place until the institution has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient institution's appropriate regulatory agency.

  - On November 12, 2009, the FDIC issued a final rule to require banks to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012 and to increase assessment rates effective on January 1, 2011.

  - In June 2010, the Federal Reserve, the FDIC and the OCC issued a comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

    The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the company, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

  - On July 21, 2010, the U.S. President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act will likely result in dramatic changes across the financial regulatory system, some of which become effective immediately and some of which will not become effective until various future dates. Implementation of the Dodd-Frank Act will require many new rules to be made by various federal regulatory agencies over the next several years. Uncertainty remains as to the ultimate impact of the Dodd-Frank Act until final rulemaking is complete, which could have a material adverse impact either on the financial services industry as a whole or on our business, financial condition, results of operations, and cash flows. Provisions in the legislation that affect consumer financial protection regulations, deposit insurance assessments, payment of interest on demand deposits, and interchange fees could increase the costs associated with deposits and place limitations on certain revenues those deposits may generate. The Dodd-Frank Act includes provisions that, among other things, will:

    - Centralize responsibility for consumer financial protection by creating a new agency, the Bureau of Consumer Financial Protection, responsible for implementing, examining, and enforcing compliance with federal consumer financial laws.

    - Create the Financial Stability Oversight Council that will recommend to the Federal Reserve increasingly strict rules for capital, leverage, liquidity, risk management and other requirements as companies grow in size and complexity.

- Provide mortgage reform provisions regarding a customer's ability to repay, restricting variable-rate lending by requiring that the ability to repay variable-rate loans be determined by using the maximum rate that will apply during the first five years of a variable-rate loan term, and making more loans subject to provisions for higher cost loans, new disclosures, and certain other revisions.

- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Deposit Insurance Fund ("DIF"), and increase the floor on the size of the DIF, which generally will require an increase in the level of assessments for institutions with assets in excess of $10 billion.

- Make permanent the $250,000 limit for federal deposit insurance and provide unlimited federal deposit insurance until December 31, 2012 for noninterest-bearing demand transaction accounts at all insured depository institutions.

- Implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, which apply to all public companies, not just financial institutions.

- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transactions and other accounts.

- Amend the Electronic Fund Transfer Act ("EFTA") to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer.

- Internationally, both the Basel Committee on Banking Supervision (the "Basel Committee") and the Financial Stability Board (established in April 2009 by the Group of Twenty ("G-20") Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation, and transparency) have committed to raise capital standards and liquidity buffers within the banking system ("Basel III"). On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 common equity ratio to 4.5% and minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with full implementation by January 2019. The U.S. federal banking agencies support this agreement. In December 2010, the Basel Committee issued the Basel III rules text, outlining the details and time-lines of global regulatory standards on bank capital adequacy and liquidity. According to the Basel Committee, the Framework sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards.

- On September 27, 2010, the U.S. President signed into law the Small Business Jobs Act of 2011 (the "Act"). The Small Business Lending Fund (the "SBLF"), which was enacted as part of the Act, is a $30 billion fund that encourages lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion. On December 21, 2010, the U.S. Treasury published the application form, term sheet and other guidance for participation in the SBLF. Under the terms of the SBLF, the Treasury will purchase shares of senior preferred stock from banks, bank holding companies, and other financial institutions that will qualify as Tier 1 capital for regulatory purposes and rank senior to a participating institution's common stock. The application deadline for participating in the SBLF was March 31, 2011. We do not participate in the SBLF.

- In December 2010, the FDIC voted to increase the required amount of reserves for the designated reserve ratio ("DRR") to 2.0%. The ratio is higher than the 1.35% set by the Dodd-Frank Act in July 2010 and is an integral part of the FDIC's comprehensive, long-range management plan for the DIF.

On December 19, 2008, as part of the TARP CPP, we entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "CPP Purchase Agreement") with the Treasury Department, pursuant to which we sold (i) 14,448 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock") and (ii) a warrant (the "CPP Warrant") to purchase 571,821 shares of our common stock for an aggregate purchase price of $14,448,000 in cash.

The Series T Preferred Stock will qualify as Tier 1 capital and will be entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. We must consult with the Federal Reserve before we may redeem the Series T Preferred Stock but, contrary to the original restrictions in the EESA, will not necessarily be required to raise additional equity capital in order to redeem this stock. The CPP Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $3.79 per share of the common stock. Please see the Form 8-K we filed with the SEC on December 19, 2008, for additional information about the Series T Preferred Stock and the CPP Warrant.

Although the TAGP expired on December 31, 2010, a provision of the Dodd-Frank Act required the FDIC to provide unlimited deposit insurance for all deposits in non-interest-bearing transaction accounts. This deposit insurance mandate created by the Dodd-Frank Act took effect on December 31, 2010, and ended December 31, 2012. The deposit insurance mandate created by the Dodd-Frank Act is not an extension of the TAGP. Although the TAGP and the Dodd-Frank Act establish unlimited deposit insurance for certain types of non-interest-bearing deposit accounts, unlike the TAGP, the coverage provided by the Dodd-Frank Act does not apply to NOW accounts or IOLTAs and will be funded through general FDIC assessments, not special assessments.

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the company or the Bank could have a material effect on the business of the company.

Critical Accounting Policies

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to our audited consolidated financial statements as of December 31, 2012.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Recent Regulatory Development

I. Federal Reserve Board

As reported in our Current Report on Form 8-K filed on March 22, 2011, the Company entered into a written agreement (the "FRB Agreement") with the Federal Reserve Bank of Richmond ("FRB") on March 18, 2011. The FRB Agreement is designed to enhance the Company's ability to act as a source of strength to the Bank. The Bank's lending and deposit operations continue to be conducted in the usual and customary manner, and all other products, services and hours of operation remain the same. All Bank deposits will remain insured by the FDIC to the maximum extent allowed by law.

Pursuant to the FRB Agreement, the Company agreed to seek the prior written approval of the FRB before (i) declaring or paying any dividends, (ii) directly or indirectly taking dividends or any other form of payment representing a reduction in capital from the Bank, (iii) directly or indirectly making any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities, (iv) directly or indirectly incurring, increasing or guaranteeing any debt, or (v) directly or indirectly purchasing or redeeming any shares of its stock.

Pursuant to its plans to preserve capital and to inject more capital into the Bank, the Company has no plans to undertake any of those activities, and is in compliance with these provisions of the FRB agreement.

The Company has submitted, and the FRB has approved, a written plan designed to maintain sufficient capital at the Company on a consolidated basis. Although the FRB Agreement does not contain specific target capital ratios or specific timelines, the FRB did require the plan to address the Company's and Bank's current and future capital requirements, the adequacy of the Bank's capital, the source and timing of additional funds to satisfy the Company's and the Bank's future capital requirements, and supervisory requests for additional capital at the Bank or the supervisory action imposed on the Bank.

The Company also agreed to comply with certain notice provisions set forth in the Federal Deposit Insurance Act and Board of Governors' Regulations in appointing any new director or senior executive officer, or changing the responsibilities of any senior executive officer so that the officer would assume a different senior executive officer position. The Company is also required to comply with certain restrictions on indemnification and severance payments pursuant to the Federal Deposit Insurance Act and FDIC regulations. The Company is providing quarterly progress reports on all provisions of the FRB Agreement.

II. FDIC and South Carolina State Board

On June 1, 2010, the FDIC and the State Board conducted their annual joint examination of the Bank. As a result of the examination, the Bank entered into a Consent Order, effective December 28, 2010 (the "Consent Order"), with the FDIC and the State Board. The Consent Order requires the Bank to, among other things, take the following actions:

- Establish, within 60 days from the effective date of the Consent Order, a board committee to monitor compliance with the Consent Order, consisting of at least four members of the board, three of whom shall not be officers of the Bank. This requirement has been completed by the Bank.
- Develop, within 60 days from the effective date of the Consent Order, a written management plan that addresses specific areas in the Joint Report of Examinations dated as of June 1, 2010. This requirement has been completed by the Bank.
- Notify the supervisory authorities in writing of the resignation or termination of any of the Bank's directors or senior executive officers and provide prior notification and approval for any new directors or senior executive officers. This requirement has been completed by the Bank.
- Achieve and maintain, within 150 days from the effective date of the Consent Order, Total Risk Based capital at least equal to 10% of risk-weighted assets and Tier 1 capital at least equal to 8% of total assets. The Bank is in the process of complying with this requirement.

- Establish, within 60 days from the effective date of the Consent Order, a written capital plan to include a contingency plan in the event the Bank fails to maintain minimums, submit an acceptable capital plan as required by the Consent Order, or implement or adhere to the capital plan to which supervisory authorities have taken no objections. Such contingency plan must include a plan to sell or merge the Bank. The Bank must implement the contingency plan upon written notice from the Regional Director. This requirement has been completed by the Bank.

- Adopt and implement, within 60 days from the effective date of the Consent Order, a written plan addressing liquidity, contingency funding, and asset /liability management. This requirement has been completed by the Bank.

- Eliminate, within 30 days from the effective date of the Consent Order, by charge-off or collection, all assets or portions of assets classified "Loss," and during the Consent Order, within 30 days of receipt of any Report of Examination, eliminate by collection, charge-off, or other proper entry, the remaining balance of any assets classified as "Loss" and 50% of those assets classified "Doubtful". This requirement has been completed by the Bank. The Bank is in compliance with this continuing requirement.

- Submit, within 60 days from the effective date of the Consent Order, a written plan to reduce the Bank's risk exposure in relationships with assets in excess of $500,000 criticized as "Substandard" in the Report of Examination. The plan must require a reduction in the aggregate balance of assets criticized as "Substandard" in accordance with the following schedule: (i) within 180 days, a reduction of 25% in the balance of assets criticized "Substandard; (ii) within 360 days, a reduction of 45% in the balance of assets criticized "Substandard; (iii) within 540 days, a reduction of 60% in the balance of assets criticized "Substandard; and (iv) within 720 days, a reduction of 70% in the balance of assets criticized "Substandard." The Bank is in compliance with this ongoing requirement.

- Not extend any additional credit to any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified, in whole or in part, "Loss," and is uncollected. In addition, the Bank may not extend any additional credit to any borrower who has a loan or other extension of credit from the Bank that has been criticized, in whole or in part, "Substandard," and is uncollected, unless the Bank's board of directors determines that failure to extend further credit to a particular borrower would be detrimental to the best interests of the Bank. The Bank is in compliance with this requirement.

- Prepare and submit, within 90 days from the effective date of the Order, a plan consisting of long term goals designed to improve the condition of the Bank and its viability, and strategies for achieving those goals. The plan must cover minimum of three years and provide specific objectives for asset growth, market focus, earnings projections, capital needs, and liquidity position. The Bank is in compliance with this requirement.

- Adopt, within 60 days from the effective date of the Consent Order, an effective internal loan review and grading system to provide for the periodic review of the Bank's loan portfolio in order to identify and categorize the Bank's loans, and other extensions of credit which are carried on the Bank's books as loans, on the basis of credit quality. This requirement has been completed by the Bank.

- Perform, within 60 days from the effective date of the Consent Order, a risk segmentation analysis with respect to the Bank's concentrations of credit and develop a written plan to reduce any segment of the portfolio which the supervisory authorities deem to be an undue concentration of credit in relation to Tier 1 capital. The Bank is working to reduce concentrations within required thresholds.

- Review and establish, within 60 days from the effective date of the Consent Order, a policy to ensure the adequacy of the Bank's allowance for loan and lease losses, which must provide for a review of the Bank's allowance for loan and lease losses at least once each calendar quarter. This requirement has been completed by the Bank.

- Formulate and implement, within 60 days from the effective date of the Consent Order, a written plan to improve and sustain Bank earnings, which shall include (i) goals and strategies for improving and sustaining earnings; (ii) major areas and means by which to improve operating performance; (iii) realistic and comprehensive budget; (iv) budget review process to monitor income and expenses to compare with budgetary projections; (v) operating assumptions forming the basis for, and adequately support, major projected income and expense components; and (vi) coordination of the Bank's loan, investment, and operating policies and budget and profit planning with the funds management policy. The written plan must be evaluated at the end of each calendar quarter and record results and any actions taken by the Board in minutes. The Bank is in compliance with this ongoing requirement.

- Revise, adopt and implement, within 60 days of the effective date of the Consent Order, the Bank's written asset/liability management policy to provide effective guidance and control over the Bank's funds management activities, which shall also address all items of criticism set forth in the Joint Report of Examinations in June 2010. This requirement has been completed by the Bank.

- Develop and implement, within 60 days of the effective date of the Consent Order, a written policy for managing interest rate risk in a manner that is appropriate to the size of the Bank and the complexity of its assets. The policy shall comply with the Joint Inter-Agency Policy Statement on Interest Rate Risk. This requirement has been completed by the Bank.

- Eliminate or correct, within 30 days from the effective date of the Consent Order, all violations of law and regulation or contraventions of FDIC guidelines and statements of policy described in the Joint Report of Examinations in June 2010. This requirement has been completed by the Bank.

- Not declare or pay any dividends or bonuses or make any distributions of interest, principal, or other sums on subordinated debentures without the prior approval of the supervisory authorities. The Bank is in compliance with this ongoing requirement.

- Not accept, renew, or rollover any brokered deposits unless it is in compliance with the requirements of 12 C.F.R. § 337.6(b), and, within 60 days of the effective date of the Consent Order, submit a written plan to the supervisory authorities for eliminating reliance on brokered deposits. This requirement has been completed by the Bank.

- Limit asset growth to 10% per annum. The Bank is in compliance with this ongoing requirement.

- Adopt, within 60 days of the effective date of the Consent Order, an employee compensation plan after undertaking an independent review of compensation paid to all the Bank's senior executive officers, as defined at Section 301.101(b) of the FDIC Rules and Regulations. This requirement has been completed by the Bank.

- Furnish, within 30 days from the end of the first quarter following the effective date of the Consent Order, and within 30 days of the end of each quarter thereafter, written progress reports to the supervisory authorities detailing the form and manner of any actions taken to secure compliance with the Consent Order. The Bank is in compliance with this ongoing requirement.

We have taken all actions necessary to date to comply with the requirements of both the FRB Agreement and the Consent Order. All of the provisions, except for two have been completed. These two are expected to be in compliance or completed. Capital levels are below the thresholds of 10% for Total Risk-Based Capital and 8% for Tier 1 Leverage Capital. Credit concentrations within the portfolio continue to decrease, and we have met each quarterly threshold requirement on commercial real estate.

The Bank presents monthly updates to the Board of Directors regarding compliance with the FRB agreement and the Consent Order, and quarterly updates to the regulators on all provisions. We continue to focus our efforts on meeting the objectives in these two documents designed to improve the Bank's financial condition and enable the Bank to meet regulatory requirements.

The determination of our compliance with the regulatory requirements will be made by the FDIC and the South Carolina State Board. Failure to comply with the requirements could result in additional regulatory pressures and, if the Bank is unable to comply could, ultimately lead to further action by the FDIC including the Bank being taken into receivership by the FDIC.

Results of Operations

Income Statement Review

Summary

Our net loss available to common shareholders was approximately $4.1 million for the year ended December 31, 2012, compared to a loss of $10.1 million for the year ended December 31, 2011. The pre-tax loss for the year ended December 31, 2012 was $3.2 million compared to $9.1 million for the year ended December 31, 2011. We recorded provisions for loan losses of $3.0 million and $10.6 million for the years ended December 31, 2012 and 2011, respectively. For 2012, there was no income tax expense or benefit. For the year ended December 31, 2011, we recorded an income tax benefit of $48,692.

In comparing December 31, 2012 and 2011, net interest income before provision expense decreased $1.7 million, noninterest income decreased from $3.2 million for the year ended December 31, 2011 to $1.9 million for the year ended December 31, 2012 while noninterest expense decreased $1.4 million. The decrease in noninterest income is primarily attributable to $1.1 million decrease in gains on sale of securities available for sale in 2012. Noninterest expense decreased in 2012 primarily as a result of the $552,000 decrease in other real estate owned expenses.

Net Interest Income

During 2012, total assets were reduced by $7.4 million while loans have been reduced by $39.9 million and deposits increased by $5.4 million. The corresponding levels of income and expense have been reduced accordingly.

Our level of net interest income is determined by the level of earning assets and the management of our net interest margin. The growth in our loan portfolio has historically been the primary driver of the increase in net interest income. During the year ended December 31, 2012, our loan portfolio decreased $39.9 million. We anticipate any growth in loans will drive the growth in assets and the growth in net interest income.

Our loans typically provide higher interest yields than do other types of interest-earning assets, which is why we direct a substantial percentage of our earning assets into our loan portfolio. This strategy resulted in a significant portion of our assets being in higher earning loans rather than in lower yielding investments. At December 31, 2012, loans represented 64.5% of total assets, while securities and federal funds sold represented 24.2% of total assets. While we plan to continue our focus of maintaining the size of our loan portfolio, we also anticipate managing the size of the investment portfolio during the ongoing economic recession as loan demand remains soft and investment yields become more attractive on a relative basis.

At December 31, 2012, retail deposits represented $450.9 million, or 88.3% of total funding, which includes total deposits plus borrowings. Borrowings represented $59.7 million, or 11.7% of total funding. We plan to continue to offer competitive rates on our retail deposit accounts, including investment checking, money market accounts, savings accounts and time deposits. Our goal is to maintain a higher percentage of assets being funded by retail deposits and to increase the percentage of low-cost transaction accounts to total deposits. No assurance can be given that these objectives will be achieved. We operate seven full service banking offices located along the South Carolina coast. We anticipate that our full service banking offices will assist us in meeting these objectives. We believe that over time these two strategies will provide us with additional customers in our markets and will provide a lower alternative cost of funding.

In addition to the growth in both assets and liabilities, and the timing of the repricing of our assets and liabilities, net interest income is also affected by the ratio of interest-earning assets to interest-bearing liabilities and the changes in interest rates earned on our assets and interest rates paid on our liabilities. Net interest income decreased $1.7 million as the result of a decrease in loan revenue of $2.8 million partially offset by a decrease in funding costs of $983,000 as compared to the prior period. For the years ended December 31, 2012 and 2011, average interest-earning liabilities exceeded average interest-bearing assets by $21.2 million and $12.6 million, respectively.

The impact of the Federal Reserve's interest rate cuts since August 2007 resulted in a decrease in both the yields on our variable rate assets and the rates that we pay for our short-term deposits and borrowings. The net interest margin decreased to 2.74% during the year ended December 31, 2012, as a result of the Banks lower rate and volume of interest bearing assets. Our net interest margin for the year ended December 31, 2011 was 3.00%.

Years Ended December 31, 2012 and 2011

The following table sets forth information related to our average balance sheet, average yields on assets, and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During the two years ended December 31, 2012 and 2011, we had no securities purchased with agreements to resell. All investments were owned at an original maturity of over one year.

Average Balances, Income and Expenses, and Rates

	For the Year Ended December 31, 2012			For the Year Ended December 31, 2011		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Earning assets:						
Interest bearing balances	$ 1,338	$ 43	3.21%	$ 2,266	$ 12	0.50%
Federal funds sold	34,928	77	0.22%	20,039	47	0.23%
Taxable investment securities	81,224	1,934	2.38%	61,863	1,871	3.02%
Non-taxable investment securities	—	—		—	—	
Loans receivable[1]	360,947	18,438	5.11%	409,196	21,220	5.19%
Total earning assets	478,437	20,493	4.28%	493,364	23,150	4.69%
Nonearning assets:						
Cash and due from banks	2,598			3,329		
Mortgage loans held for sale	270			346		
Premises and equipment, net	21,878			22,795		
Other assets	39,286			35,630		
Allowance for loan losses	(8,238)			(11,165)		
Total nonearning assets	55,794			50,935		
Total assets	$ 534,231			$ 544,299		
Interest-bearing liabilities:						
Interest bearing transaction accounts	$ 36,465	266	0.73%	$ 24,843	182	0.73%
Savings & money market	104,527	694	0.66%	120,035	1,085	0.90%
Time deposits less than $100,000	113,058	1,647	1.46%	113,409	1,975	1.74%
Time deposits greater than $100,000	178,385	2,604	1.46%	178,970	2,735	1.53%
Securities sold under repurchase agreement	17,218	738	4.29%	20,012	977	4.89%
Advances from FHLB	34,000	610	1.80%	32,466	591	1.82%
Junior subordinated debentures	14,434	746	5.17%	14,434	734	5.09%
ESOP borrowings	1,347	62	4.60%	1,548	71	4.56%
Federal funds purchased	204	—	0.00%	231	—	0.02%
Other borrowings	—	—	—%	—	—	—%
Total interest-bearing liabilities	499,638	7,367	1.47%	505,948	8,350	1.65%
Noninterest-bearing liabilities:						
Demand deposits	15,586			14,942		
Other liabilities	5,687			4,800		
Shareholders' equity	13,320			18,609		
Total liabilities and shareholders' equity	$ 534,231			$ 544,299		
Net interest income		$13,126			$14,800	
Net interest spread			2.81%			3.04%
Net interest margin			2.74%			3.00%

[1] Includes nonaccruing loans

Our net interest spread was 2.81% and 3.04% for the years ended December 31, 2012 and 2011, respectively. The net interest spread is the difference between the yield we earn on our interest-earning assets and the rate we pay on our interest-bearing liabilities.

The net interest margin is calculated as net interest income divided by average interest-earning assets. Our net interest margin for the years ended December 31, 2012 and 2011 was 2.74% and 3.00, respectively. During 2012, interest-earning assets averaged $478.4 million, compared to $493.4 million in 2011. During the same periods, average interest-bearing liabilities were $499.6 million and $505.9 million, respectively.

Net interest income, the largest component of our income, was $13.1 million and $14.8 million for the years ended December 31, 2012 and 2011, respectively. The decrease in 2012 was as a result of a lower volume in interest earning assets.

The $1.7 million decrease in net interest income for the year ended December 31, 2012, compared to the same period in 2011, resulted from a $2.8 million decrease in loan revenue, partially offset by a $981,000 decrease in funding costs.

Interest income for the year ended December 31, 2012 was $20.5 million, consisting primarily of $18.4 million on loans, $1.9 million on investments and $77,000 on federal funds sold. Interest income for the year ended December 31, 2011 was $23.2 million, consisting primarily of $21.2 million on loans, $1.9 million on investments and interest bearing balances, and $47,000 on federal funds sold. Interest and fees on loans represented 90.0% and 91.7% of total interest income for the years ended December 31, 2012 and 2011, respectively. Income from investments, federal funds sold and interest bearing balances represented 10.0% and 8.3%, of total interest income for the years ended December 31, 2012 and 2011, respectively. The high percentage of interest income from loans related to our strategy to maintain a significant portion of our assets in higher earning loans compared to lower yielding investments. Average loans represented 75.4% and 82.9% of average interest-earning assets for the years ended December 31, 2012 and 2011, respectively.

During 2012, we continued to shift our focus towards local retail deposits and away from deposits that are considered brokered funds. In addition, under the Consent Order, we may not accept brokered deposits unless a waiver is granted by the FDIC. Although local funds are more expensive than wholesale funds, the interest rate environment allowed us to reduce our dependence on wholesale funding and yet decrease our overall cost of funding by $981,000. Interest expense for the year ended December 31, 2012 was approximately $7.4 million, consisting primarily of $5.2 million related to deposits, $611,000 related to FHLB advances, $738,000 related to securities sold under repurchase agreements, $746,000 related to junior subordinated debentures, $62,000 related to ESOP borrowings and $1,000 federal funds purchased and other borrowings. Interest expense for the year ended December 31, 2011 was approximately $8.4 million, consisting primarily of $6.0 million related to deposits, $591,000 related to FHLB advances, $978,000 related to securities sold under repurchase agreements, $734,000 related to junior subordinated debentures, $71,000 related to ESOP borrowings and $1,000 federal funds purchased and other borrowings. Interest expense on deposits for the years ended December 31, 2012 and 2011 represented 70.7% and 71.6%, respectively, of total interest expense, while interest expense on borrowings represented 29.3% and 28.4% respectively, of total interest expense. During the year ended December 31, 2012, average interest-bearing liabilities were lower by $6.2 million than for the same period in 2011, while other borrowings and federal funds purchased averaged $198,000 higher, FHLB advances averaged $1.5 million higher, ESOP borrowings averaged $202,000 lower and securities sold under repurchase agreement averaged $2.8 million lower than for the same period ended December 31, 2011.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Year Ended December 31, 2012 vs. December 31, 2011 Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total
	(in thousands)			
Interest income				
Loans	$ (2,502)	$ (317)	$ 37	$ (2,782)
Taxable investment securities	585	(386)	(121)	78
Non-taxable investment securities	—	—	—	—
Federal funds sold	43	2	2	47
Interest bearing balances	—	—	—	—
Total interest income	(1,874)	(701)	(82)	(2,657)
Interest expense				
Deposits	(68)	(702)	8	(762)
Junior subordinated debentures	—	11	—	11
Advances from FHLB	28	(8)	(1)	19
Securities sold under repurchase agreements	(137)	(120)	17	(240)
Federal funds purchased	2	—	(2)	—
ESOP borrowings	(9)	—	—	(9)
Other borrowings	—	—	—	—
Total interest expense	(184)	(819)	22	(981)
Net interest income	$ (1,690)	$ 118	$ (104)	$(1,676)

Provision for Loan Losses

We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of operations. We review our loan portfolio monthly to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Please see the discussion below under "Balance Sheet Review – Provision and Allowance for Loan Losses" for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

Included in the statement of operations for the years ended December 31, 2012 and 2011 is a noncash expense related to the provision for loan losses of approximately $3.0 million and $10.6 million, respectively. The allowance for loan losses was approximately $6.7 million and $10.3 million, as of December 31, 2012 and 2011, respectively. The allowance for loan losses as a percentage of gross loans was 1.98% at December 31, 2012 and 2.72% at December 31, 2011. At December 31, 2012, we had 66 nonaccrual loans totaling approximately $23.1 million compared to 93 loans totaling $34.3 million at December 31, 2011. For the year ended December 31, 2012, net charge offs totaled approximately $6.7 million compared to approximately $11.7 million for 2011.

Noninterest Income (Loss)

The following table sets forth information related to our noninterest income:

	Years Ended December 31, 2012	2011
	(in thousands)	
Service fees on deposit accounts	$ 50	$ 52
Residential mortgage origination fees	228	145
Origination income on mortgage loans sold	10	16
Gain on sale of investment securities	702	1,845
Other service fees and commissions	440	544
Bank owned life insurance	474	533
Other	19	56
Total noninterest income (loss)	$ 1,923	$ 3,191

Noninterest income for the year ended December 31, 2012 was approximately $1.9 million, a decrease of $1.3 million, compared to noninterest income of $3.2 million during the same period in 2011. The decrease was attributable to lower gain on sale of investment securities of $1.1 million.

Residential mortgage origination fees consist primarily of mortgage origination fees we receive on residential loans funded and closed by a third party. Residential mortgage origination fees were $228,000 and $145,000 for the years ended December 31, 2012 and 2011, respectively. The increase of $83,000 in 2012 related primarily to an increase in volume in the mortgage department. Origination income on mortgage loans sold includes the interest income collected on mortgage payments prior to selling these loans to investors. We received $10,000 of origination income on mortgage loans sold in 2012, compared to $16,000 in 2011. We anticipate that the level of mortgage origination fees will remain consistent. Further, changes in state law regarding the oversight of mortgage brokers and lenders could increase our costs of operations and affect our mortgage origination volume which could negatively impact our noninterest income in the future.

Service fees on deposits consist primarily of service charges on our checking, money market, and savings accounts. Deposit fees were $50,000 and $52,000 for the years ended December 31, 2012 and 2011, respectively. Other service fees, commissions and the fee income received from customer non-sufficient funds ("NSF") transactions were $440,000 and $544,000 for the years ended December 31, 2012 and 2011, respectively.

We also earned $474,000 and $533,000 in noninterest income received from bank owned life insurance for the years ended December 31, 2012 and 2011, respectively. Other income consists primarily of fees received on debit and credit card transactions, income from sales of checks, and the fees received on wire transfers. Other income was $19,000 and $56,000 for the years ended December 31, 2012 and 2011, respectively.

Noninterest Expense

The following table sets forth information related to our noninterest expense.

	Years Ended December 31,	
	2012	2011
	(in thousands)	
Salaries and benefits	$ 5,552	$ 5,815
Occupancy	1,583	1,617
Furniture and equipment expense	831	856
Other real estate owned expense	2,402	2,954
Professional fees	1,332	1,387
Advertising and marketing	202	483
Insurance	409	374
FDIC assessment	1,195	1,338
Data processing and related costs	731	682
Telephone	205	215
Postage	8	11
Office supplies, stationery and printing	74	59
Other loan related expense	242	372
Other	409	370
Total noninterest expense	$ 15,175	$ 16,533

We incurred noninterest expense of $15.2 million for the year ended December 31, 2012, compared to $16.5 million for the year ended December 31, 2011. For the year ended December 31, 2012, the $263,000 decrease in salaries and benefits, the $552,000 decrease in other real estate owned expenses and $281,000 decrease in advertising and marketing fees primarily accounted for the decrease in noninterest expense compared to the same period in 2011. For the year ended December 31, 2012, the remaining differences resulted primarily from increases of $39,000 in other expense, $49,000 in data processing and $35,000 in insurance expense, offset by a decrease of, $143,000 in FDIC assessment, $55,000 in professional fees, and $130,000 in other loan related expense.

Occupancy expenses were $1.6 million for each of the years ended December 31, 2012 and 2011. In 2005, management committed to the expansion of the Bank's branch network, including the construction of new facilities in the Charleston, Hilton Head and Myrtle Beach markets. These branch locations provide increased visibility and new customer traffic to the Bank. With these new customers, both loan and deposit accounts increase, and additional revenue is generated through interest income on loans and service charges on deposit accounts.

Salary and benefit expense was $5.6 million and $5.8 million for the years ended December 31, 2012 and 2011, respectively. Salaries and benefits represented 36.6% and 35.2% our total noninterest expense for the years ended December 31, 2012 and 2011, respectively.

The $263,000 decrease in salaries and benefits expense in 2012 compared to 2011 resulted from decreases of $194,000 in base compensation due to certain executive officers leaving in early 2011 and by a decrease of $69,000 in other benefits cost.

Data processing and related costs were $731,000 and $682,000 for the years ended December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, our data processing costs for our core processing system were $679,000 compared to $631,000 for the year ended December 31, 2011. We have contracted with an outside computer service company to provide our core data processing services. A significant portion of the fee charged by our third party processor is directly related to the number of loan and deposit accounts and the related number of transactions.

For the year ended December 31, 2012 and 2011, respectively there was no income tax expense or benefit, reflective of establishing a valuation allowance for deferred tax assets previously recorded. Management has determined that it is not more likely than not that the deferred tax asset related to continuing operations at December 31, 2012 will be realized, and accordingly, has established the valuation allowance.

Balance Sheet Review

General

At December 31, 2012, we had total assets of $526.7 million, consisting principally of $339.7 million in loans, $82.9 million in investment securities, $42.0 million in federal funds sold, $21.5 million in net premises, furniture and equipment, $15.4 million in bank owned life insurance, $22.6 million in other real estate owned and $3.4 million in cash and due from banks. Our liabilities at December 31, 2012 totaled $516.5 million, consisting principally of $450.9 million in deposits, $10.0 million in securities sold under agreements to repurchase, $14.4 million in junior subordinated debentures, $34.0 million in FHLB advances, and $1.2 million in borrowings related to the ESOP. At December 31, 2012, our shareholders' equity was $10.2 million.

Federal Funds Sold

At December 31, 2012, our $42.0 million in short-term investments in federal funds sold on an overnight basis comprised 8.0% of total assets, compared to $39.6 million, or 7.4% of total assets, at December 31, 2011. We continue to monitor our short-term liquidity and closely manage our overnight cash positions.

Investments

At December 31, 2012, the $82.9 million in our available for sale investment securities portfolio represented approximately 15.7% of our total assets, compared to $57.1 million, or 10.7% of total assets, at December 31, 2011. We held U.S. government agency securities, securities of government sponsored enterprises, mortgage-backed securities with a fair value of $82.9 million and an amortized cost of $82.9 million representing a net unrealized loss of $14,000. During 2012, we utilized the investment portfolio to provide additional income and to absorb liquidity. We anticipate maintaining an investment portfolio to provide both increased earnings and liquidity. As deposit growth outpaces our ability to lend to creditworthy customers, we anticipate maintaining the relative size of the investment portfolio and extinguishing other funding liabilities.

Contractual maturities and yields on our investments at December 31, 2012 are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	One year or less		After one year through ten years		After five years through ten years		After ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)									
Available for Sale:										
Govt-sponsored	$ —	—%	$ —	—%	$ —	—%	$ 21,929	3.02%	$ 21,929	3.02%
CMO's	$ —	—%	$ —	—%	$ —	—%	29,424	(0.08)%	29,424	(0.08)%
Mort.-backed sec.	—	—%	—	—%	—	—%	31,577	1.54%	31,577	1.54%
Total	$ —	—%	$ —	—%	—	—%	$ 82,930	1.36%	$ 82,930	1.36%

At December 31, 2012, Mortgage-backed securities consist of securities issued by the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Government National Mortgage Association with fair value and amortized cost of approximately $26.1 million, $19.7 million and $15.2 million, respectively.

Other nonmarketable equity securities at December 31, 2012 consisted of Federal Home Loan Bank stock with a cost of $2.4 million and other investments of approximately $55,000.

The amortized costs and the fair value of our investments at December 31, 2012, 2011 and 2010 are shown in the following table.

	December 31, 2012		December 31, 2011		December 31, 2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)					
Available for Sale:						
Government-sponsored enterprises	$ 21,895	$ 21,929	$ —	$ —	$ 2,001	$ 2,053
Mortgage-backed securities	61,048	61,001	57,168	57,146	56,364	55,903
Total	$ 82,943	$ 82,930	$ 57,168	$ 57,146	$ 58,365	$ 57,956

Loans

Since loans typically provide higher interest yields than other types of interest-earning assets, a substantial percentage of our earning assets are invested in our loan portfolio. Average loans for the years ended December 31, 2012 and 2011 were $360.9 million and $409.2 million, respectively. Gross loans outstanding at December 31, 2012 and 2011 were $339.7 million and $379.6 million, respectively.

Loans secured by real estate mortgages are the principal component of our loan portfolio. Most of our real estate loans are secured by residential or commercial property. We do not generally originate traditional long term residential mortgages for the portfolio, but we do issue traditional second mortgage residential real estate loans and home equity lines of credit. We obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to increase the likelihood of the ultimate repayment of the loan. Generally, we limit the loan-to-value ratio on loans we make to 85%. The current mix may not be indicative of the ongoing portfolio mix. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

The following table summarizes the composition of our loan portfolio:

	2012		2011		2010 (dollars in thousands)		2009		2008	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial										
Commercial and industrial	$ 17,514	5.1%	$ 19,841	5.3%	$ 23,255	5.3%	$ 26,687	5.5%	$ 27,443	6.0%
Real Estate										
Mortgage	257,472	75.8%	278,532	73.4%	315,181	72.0%	335,831	69.2%	268,500	58.1%
Construction	61,828	18.2%	78,740	20.7%	96,001	21.9%	118,183	24.4%	161,298	34.9%
Total real estate	319,300	94.0%	357,272	94.1%	411,182	93.9%	454,014	93.6%	429,798	93.0%
Consumer										
Consumer	3,058	0.9%	3,195	0.8%	3,775	0.9%	4,985	1.0%	4,936	1.1%
Total gross loans	339,872	100.0%	380,308	100.2%	438,212	100.1%	485,686	100.1%	461,177	100.1%
Deferred origination fees, net	(144)	(0.0%)	(665)	(0.2%)	(524)	(0.1%)	(648)	(0.1%)	(210)	(0.1%)
Total gross loans, net of deferred fees	339,728	100.0%	379,643	100.0%	437,688	100.0%	485,038	100.0%	461,967	100.0%
Less – allowance for loan losses	(6,727)		(10,320)		(11,459)		(10,048)		(7,635)	
Total loans, net	$333,001		$369,323		$426,229		$474,990		$454,332	

Maturities and Sensitivity of Loans to Changes in Interest Rates

The information in the following table is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties. The following table summarizes the loan maturity distribution by type and related interest rate characteristics at December 31, 2012:

	One year or less	After one but within five years (in thousands)	After five years	Total
Commercial	$ 7,848	$ 9,466	$ 200	$ 17,514
Real estate	85,733	189,459	44,108	319,300
Consumer	886	2,065	107	3,058
Deferred origination fees, net	(130)	(14)	—	(144)
Total gross loans, net of deferred fees	$94,337	$200,976	$ 44 415	$339,728
Gross loans maturing after one year with:				
Fixed interest rates				$150,047
Floating interest rates				95,344
Total				$245,391

Allowance for Loan Losses and Provisions

We have established an allowance for loan losses through a provision for loan losses charged to expense on our statement of operations. The allowance is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the portfolio. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons.

More specifically, in determining our allowance for loan losses, we review loans for specific and impaired reserves based on current appraisals less estimated closing costs. General and unallocated reserves are determined using historical loss trends applied to risk rated loans grouped by FDIC call report classification code. The general and unallocated reserves are calculated by applying the appropriate historical loss ratio to the loan categories grouped by risk rating (pass, special mention, substandard and doubtful). The quantitative value of the qualitative factors, as described below, is then applied to this amount to estimate the general and unallocated reserve for the specific loans within this rating category and particular loan category. Impaired loans are excluded from this analysis as they are individually reviewed for valuation. The sum of all such amounts determines our general and unallocated reserves.

We also track our portfolio and analyze loans grouped by call report categories. The first step in this process is to risk grade each and every loan in the portfolio based on a common set of parameters. These parameters include debt to worth, liquidity of the borrower, net worth, experience in a particular field and other factors. Weight is also given to the relative strength of any guarantors on the loan. We have retained an independent consultant to review the loan files on a test basis to confirm the loan grade assigned to the loan.

After risk grading each loan, we then use fourteen qualitative factors to analyze the trends in the portfolio. These fourteen factors include both internal and external factors. The internal factors considered are the concentration of credit across the portfolio, current delinquency ratios and trends, the experience level of management and staff, our adherence to lending policies and procedures, current loss and recovery trends, the nature and volume of the portfolio's categories, current nonaccrual and problem loan trends, the quality of our loan review system, policy exceptions, value of underlying collateral and other factors which include insurance shortfalls, loan fraud and unpaid tax risk. The external factors considered are regulatory and legal factors and the current economic and business environment, which includes indicators such as national GDP, pricing indicators, employment statistics, housing statistics, market indicators, financial regulatory economic analysis, and economic forecasts from reputable sources. A quantitative value is assigned to current delinquency ratios and trends and the current nonaccrual and problem loan trends, which, when added together, creates a net qualitative weight. The net qualitative weight is then added to the loss ratio. Negative trends in the loan portfolio increase the quantitative values assigned to each of the qualitative factors and, therefore, increase the loss ratio. As a result, an increased loss ratio will result in a higher allowance for loan loss. For example, as delinquency ratios and trends increase, this qualitative factor's quantitative value will increase, which will increase the net qualitative weight and the loss ratio (assuming all other qualitative factors remain constant). Similarly, positive trends in the nonaccrual and problem loans trends, will decrease the quantitative value assigned to this qualitative factor, thereby decreasing the net qualitative weight and the loss ratio(assuming all other qualitative factors remain constant). These factors are reviewed and updated by the Bank's executive management on a quarterly basis to arrive at a consensus for our qualitative adjustments.

Our methodology for determining our historical loss ratio is to analyze the most recent losses because we believe this period encompasses the most appropriate time period. In addition, we have moved to a fully migrated loss history for all loan pools and all risk grades as of the period ended December 31, 2012. The resulting historical loss factor is used as a beginning point upon which we add our quantitative adjustments based on the qualitative factors discussed above. Once the qualitative adjustments are made, we refer to the final amount as the total factor. The total factor is then multiplied by the loans outstanding for the period ended, except for any loans classified as non-performing which are addressed specifically as discussed below, to estimate the general and unallocated reserves.

Separately, we review all impaired loans individually to determine a specific allocation for each. In our assessment of impaired loans, we consider the primary source of repayment when determining whether or not loans are collateral dependent. Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between our investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is generally charged against the allowance for loan losses.

Periodically, we adjust the amount of the allowance based on changing circumstances. We recognize loan losses to the allowance and add back subsequent recoveries. In addition, on a periodic basis we informally compare our allowance for loan losses to various peer institutions; however, we recognize that allowances will vary as financial institutions are unique in the make-up of their loan portfolios and customers, which necessarily creates different risk profiles for the institutions. We would only consider further adjustments to our allowance for loan losses based on this review of peers if our allowance was significantly different from our peer group. To date, we have not made any such adjustment. There can be no assurance that loan charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period, especially considering the overall weakness in the commercial and residential real estate markets in our market areas.

The general reserve decreased during 2012 due to substantial lowering of non-accruals, charge-offs being reduced by almost 50% and substantially improving delinquency trends. The improved charge-offs resulted in much lower historical loss ratios. These lower loss ratios resulted in a reduced requirement for our general reserve during 2012.

The following table summarizes the activity related to our allowance for loan losses.

	December 31,				
	2012	2011	2010	2009	2008
	(dollars in thousands)				
Balance, beginning of year	$ 10,320	$ 11,459	$ 10,048	$ 7,635	$ 4,158
Provision for loan losses	3,028	10,619	16,260	14,745	4,665
Charge offs, Commercial and Industrial	(199)	(804)	(498)	(1,519)	(313)
Charge offs, Real Estate Mortgage	(3,801)	(8,025)	(8,651)	(5,629)	(756)
Charge offs, Real Estate Construction	(2,571)	(3,637)	(5,699)	(5,104)	(73)
Charge offs, Consumer	(312)	(30)	(311)	(204)	(47)
Recoveries, Commercial and Industrial	16	11	36	12	1
Recoveries, Real Estate Mortgage	205	388	184	57	—
Recoveries, Real Estate Construction	29	316	86	53	—
Recoveries, Consumer	12	23	4	2	—
Balance, end of year	$ 6,727	$ 10,320	$ 11,459	$ 10,048	$ 7,635
Total loans outstanding at end of period	$ 339,728	$ 379,644	$ 437,688	$ 485,038	$461,967
Allowance for loan losses to gross loans	1.98%	2.72%	2.61%	2.07%	1.65%
Net charge-offs to average loans	1.83%	2.86%	3.17%	2.61%	0.27%

Nonperforming Assets

The following table sets forth our nonperforming assets.

	December 31,				
	2012	2011	2010	2009	2008
	(dollars in thousands)				
Nonaccrual loans	$ 23,118	$ 34,292	$ 35,556	$ 21,295	$ 11,482
Loans 90 days or more past due and still accruing interest	—	—	—	—	—
Loans restructured or otherwise impaired	33,471	27,036	—	—	—
Total impaired loans	56,589	61,328	35,556	21,295	11,482
Other real estate owned	22,647	18,906	11,906	6,865	1,801
Total nonperforming assets	$ 79,236	$ 80,234	$ 47,462	$ 28,160	$ 13,283
Nonperforming assets to total assets	15.32%	15.02%	8.31%	3.63%	1.86%

As an institution concentrating in real estate lending, the slow down in the residential and commercial real estate activities exacerbated the stress on the liquidity position of our borrowers. The resulting lack of liquidity cushion manifested in our loans past due 30-89 days and non-performing assets. Consequently, we have experienced significant increases in loans on our watch list, past due loans, nonaccrual loans and other real estate owned over the last few years.

The Bank had 97 impaired loans at December 31, 2012 totaling $56.6 million and 117 nonperforming loans totaling $61.3 million at December 31, 2011. Of the 97 impaired loans, it is anticipated that 49 loans totaling approximately $15.2 million will move to other real estate owned through foreclosure or through our acceptance of a deed in lieu of foreclosure. An additional two loans amounting to approximately $3.8 million are expected to be paid in full, one loan totaling approximately $134,000 will be charged-off and 45 loans totaling approximately $37.4 million are expected to move back into an accruing status. At December 31, 2012 and 2011, the allowance for loan losses was $6.7 million and $10.3 million, respectively, or 1.98% and 2.72%, respectively, of outstanding loans. We remain committed to working with borrowers to help them overcome their difficulties and will review loans on a loan by loan basis.

Included in nonperforming loans at December 31, 2012 are $13.0 million in residential properties, representing approximately 23.0% of the Bank's nonperforming loan total. To determine current collateral values we obtain new appraisals on loan renewals and potential problem loans. In the process of estimating collateral values for non-performing loans, management evaluates markets for stagnation or distress and discounts appraised values on a property by property basis. Currently, management does not review collateral values for properties located in stagnant or distressed residential areas if the loan is performing and not up for renewal.

As of December 31, 2012, we had 51 loans with a current principal balance of $25.0 million on the watch list, compared to 46 loans with a current principal balance of $17.0 million at December 31, 2011. The watch list is the classification utilized by us when we have an initial concern about the financial health of a borrower. We then gather current financial information about the borrower and evaluate our current risk in the credit. We will then either move it to "substandard" or back to its original risk rating after a review of the information. There are times when we may leave the loan on the "watch list," if, in management's opinion, there are risks that cannot be fully evaluated without the passage of time, and we want to review it on a more regular basis. Loans on the watch list are not considered "potential problem loans" until they are determined by management to be classified as substandard.

Loans past due 30-89 days amounted to $6.6 million at December 31, 2012 as compared to $8.8 million at December 31, 2011. Past due loans are often regarded as a precursor to further credit problems which would lead to future increases in nonaccrual loans and other real estate owned. At December 31, 2012, there were no loans past due greater than 90 days that were not already placed on nonaccrual. Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when we believe, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is applied against the principal balance. During the years ended December 31, 2012 and 2011, we received approximately $480,000 and $890,000 respectively, in interest income in relation to loans that were on nonaccrual status at the respective year end prior to them being placed on nonaccrual status. Foregone interest income related to loans on nonaccrual status was approximately $851,000 and $1.7 million during the years ended December 31, 2012 and 2011, respectively.

Deposits

Our primary source of funds for loans and investments is our deposits. Due to the Consent Order, we may not accept brokered deposits unless a waiver is granted by the FDIC. We no longer have any brokered or wholesale deposits. Our loan-to-deposit ratio was 75.3% and 85.2% at December 31, 2012 and 2011, respectively. Although we currently do not utilize brokered deposits as a funding source, if we were to seek to begin using such funding source, there is no assurance that the FDIC will grant us the approval when requested. These restrictions could have a substantial negative impact on our liquidity. Additionally, we are restricted from offering an effective yield on deposits of more than 75 basis points over the national rates published by the FDIC weekly on their website.

The following table shows the average balance amounts and the average rates paid on deposits held by us for the years ended December 31, 2012, 2011 and 2010.

	December 31, 2012		December 31, 2011		December 31, 2010	
	Amount	Rate	Amount	Rate	Amount	Rate
	(dollars in thousands)					
Noninterest bearing demand deposits	$ 15,586	—%	$ 14,942	—%	$ 14,988	—%
Interest bearing demand deposits	36,465	0.73%	24,843	0.73%	29,044	0.98%
Savings and money market accounts	104,527	0.66%	120,035	0.90%	193,512	1.36%
Time deposits less than $100,000	113,058	1.46%	113,409	1.74%	166,797	1.89%
Time deposits greater than $100,000	178,385	1.46%	178,970	1.53%	135,009	2.05%
Total deposits	$ 448,021	1.16%	$ 452,199	1.32%	$ 539,350	1.64%

All of our time deposits are certificates of deposits. The maturity distribution of our time deposits of $100,000 or more at December 31, 2012, 2011 and 2010 was as follows:

	2012	2011	2010
	(in thousands)		
Three months or less	$ 17,806	$ 16,880	$ 40,831
Over three through six months	36,099	73,104	54,009
Over six though twelve months	29,733	35,748	43,885
Over twelve months	85,747	57,401	37,568
Total	$ 169,385	$ 183,133	$ 176,293

The decrease in time deposits of $100,000 or more for the year ended December 31, 2012 compared to the same period in 2011 resulted from our decision to reduce internet deposits and to focus on checking deposit growth.

Borrowings and Other Interest-Bearing Liabilities

The following table outlines our various sources of borrowed funds during the years ended December 31, 2012 and 2011 and the amounts outstanding at the end of each period, the maximum amount for each component during the periods, the average amounts for each period, and the average interest rate that we paid for each borrowing source. The maximum month-end balance represents the high indebtedness for each component of borrowed funds at any time during each of the periods shown.

	Ending Balance	Period End Rate	Maximum Month End Balance	Average for the Period Balance	Average for the Period Rate
	(dollars in thousands)				
At or for the year ended December 31, 2012:					
Securities sold under agreement to repurchase	$ 10,000	4.40%	$ 20,000	$ 17,218	4.29%
Advances from FHLB	34,000	1.76%	34,000	34,000	1.80%
Junior subordinated debentures	14,434	5.03%	14,434	14,434	5.17%
ESOP borrowings	1,225	4.50%	1,425	1,347	4.58%
Federal funds purchased	—	—%	—	203	0.01%
At or for the year ended December 31, 2011:					
Securities sold under agreement to repurchase	$ 20,000	4.21%	$ 20,000	$ 20,012	4.89%
Advances from FHLB	34,000	1.76%	34,000	32,466	1.82%
Junior subordinated debentures	14,434	5.16%	14,434	14,434	5.09%
ESOP borrowings	1,425	4.50%	1,625	1,548	4.56%
Federal funds purchased	—	—%	—	231	0.02%

We have exercised our right to defer distributions on the junior subordinated debentures (and the related trust preferred securities), during which time we cannot pay any dividends on our common stock. In addition, the Consent Order prohibits us from declaring or paying any dividends or making any distributions of interest, principal, or other sums on subordinated debentures without the prior approval of the supervisory authorities.

Federal Home Loan Bank Advances, Fed Funds Lines of Credit and Federal Reserve Discount Window. Our other borrowings have traditionally included proceeds from FHLB advances and federal funds lines of credit from correspondent banks. At December 31, 2012, we had $34.0 million in total advances and lines outstanding from the FHLB with a remaining credit availability of $44.9 million and an excess lendable collateral value of approximately $1.2 million. We also have credit availability through the Federal Reserve Discount Window. As of December 31, 2012, $161,000 was available based on qualifying collateral. The Federal Reserve Discount Window borrowing capacity has been curtailed to only overnight terms, contingent upon credit approval for each transaction. Availability of the Federal Reserve Discount Window may be terminated at any time by the Federal Reserve, and we can make no assurances that this funding source will continue to be available to us.

Capital Resources

Total shareholders' equity was $10.2 million at December 31, 2012 and $14.1 million at December 31, 2011. The decrease is attributable to the net loss of $3.2 million for the year ended December 31, 2012, the preferred stock dividend declared of $722,000, additional paid in capital related to the ESOP of $116,000, offset by a decrease in the guarantee of ESOP borrowings of $119,000, net of current year reductions, and an decrease of $6,000 in the fair value of available for sale securities. Since our inception, we have not paid any cash dividends on our common shares.

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and average equity to average assets ratio (average equity divided by average total assets) for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Return on average assets	(0.59%)	(1.67%)	(2.33%)
Return on average equity	(23.67%)	(48.97%)	(45.63%)
Average Equity to average assets ratio................	2.49%	3.42%	5.10%

The Federal Reserve and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. Our bank is required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

To be considered "well-capitalized," banks must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. To be considered "adequately capitalized" under capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, banking regulators have established a minimum Tier 1 leverage ratio of at least 4%. In addition, the Consent Order requires us to achieve and maintain Tier 1 capital at least equal to 8% of total assets and Total Risk-Based capital at least equal to 10% of total risk-weighted assets by May 27, 2011. As of December 31, 2012, the Bank is not in compliance with the capital requirements established in the Consent Order.

The following table sets forth the company's various capital ratios at December 31, 2012 and 2011.

Tidelands Bancshares, Inc.

	2012	2011
Leverage ratio	2.57%	3.50%
Tier 1 risk-based capital ratio..............	3.48%	4.61%
Total risk-based capital ratio................	6.96%	8.27%

The following table sets forth the Bank's various capital ratios at December 31, 2012 and 2011.

Tidelands Bank

	2012	2011
Leverage ratio	5.05%	5.40%
Tier 1 risk-based capital ratio..............	6.81%	7.10%
Total risk-based capital ratio................	8.06%	8.37%

To provide the additional capital needed to support our bank's growth in assets, during the first quarter of 2005 we borrowed $2.1 million under a short-term holding company line of credit. On March 31, 2005, we completed a private placement of 1,712,000 shares at $9.35 to increase the capital of the company and the Bank. Net proceeds from the offering were approximately $14.9 million. Upon closing the transaction, the holding company line of credit was repaid in full. On February 22, 2006, Tidelands Statutory Trust, a non-consolidated subsidiary of the company, issued and sold floating rate capital securities of the trust, generating net proceeds of $8.0 million. The trust loaned these proceeds to the company to use for general corporate purposes, primarily to provide capital to the Bank. The junior subordinated debentures qualify as Tier 1 capital under Federal Reserve Board guidelines. On October 10, 2006, we closed a public offering in which 1,200,000 shares of our common stock were issued at a purchase price of $15.00 per share. Net proceeds after deducting the underwriter's discount and expenses were $16.4 million.

On June 20, 2008, Tidelands Statutory Trust II ("Trust II"), a non-consolidated subsidiary of the company, issued and sold fixed/floating rate capital securities of the trust, generating proceeds of $6.0 million. Trust II loaned these proceeds to the company to use for general corporate purposes, primarily to provide capital to the Bank. The junior subordinated debentures qualify as Tier I under Federal Reserve Board guidelines.

On December 19, 2008, we entered into the CPP Purchase Agreement with the Treasury, pursuant to which the company issued and sold to Treasury (i) 14,448 shares of the company's Series T Preferred Stock, having a liquidation preference of $1,000 per share, and (ii) a ten-year warrant to purchase up to 571,821 shares of the company's common stock, par value $0.01 per share, at an initial exercise price of $3.79 per share, for an aggregate purchase price of $14,448,000 in cash. The Series T Preferred Stock qualifies as Tier 1 capital under Federal Reserve Board guidelines.

Effect of Inflation and Changing Prices

The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Risk

Commitments to extend credit are agreements to lend to a customer as long as the customer has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2012, unfunded commitments to extend credit were $15.2 million. A significant portion of the unfunded commitments related to consumer equity lines of credit. Based on historical experience, we anticipate that a significant portion of these lines of credit will not be funded. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

At December 31, 2012, there were commitments totaling approximately $399,000 under letters of credit. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Except as disclosed in this report, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments that significantly impact earnings.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates, which principally arises from interest rate risk inherent in our lending, investing, deposit gathering, and borrowing activities. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not generally arise in the normal course of our business.

We actively monitor and manage our interest rate risk exposure principally by measuring our interest sensitivity "gap," and net interest income simulations. Interest sensitivity gap is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive. We are currently liability sensitive on a cumulative basis over the one year, five year and over five year horizon.

Approximately 42.8% of our loans were variable rate loans at December 31, 2012 and 68.4% of interest-bearing liabilities reprice within one year. However, interest rate movements typically result in changes in interest rates on assets that are different in magnitude from the corresponding changes in rates paid on liabilities. While a smaller portion of our loans reprice within a year, a larger majority of our deposits will reprice within a 12-month period. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by us as significantly less interest-sensitive than market-based rates such as those paid on noncore deposits. Net interest income may be affected by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

Liquidity and Interest Rate Sensitivity

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

At December 31, 2012 and 2011, our liquid assets, which consist of cash and due from banks and federal funds sold, amounted to $45.4 million and $44.2 million or 8.6% and 8.3% of total assets, respectively. Our available for sale securities at December 31, 2012 and 2011 amounted to $82.9 million and $57.1 million, or 15.7% and 10.7% of total assets, respectively. Investment securities traditionally provide a secondary source of liquidity since they can be converted into cash in a timely manner. However, approximately $14.4 million of these securities are pledged against outstanding debt or borrowing lines of credit. Therefore, the related debt would need to be repaid prior to the securities being sold in order for these securities to be converted to cash.

Our ability to maintain and expand our deposit base and borrowing capabilities serves as our primary source of liquidity. We plan to meet our future cash needs through the generation of deposits. In addition, we receive cash upon the maturity and sale of loans and the maturity of investment securities. We are also a member of the Federal Home Loan Bank of Atlanta, from which applications for borrowings can be made for leverage or liquidity purposes. The FHLB requires that securities, qualifying mortgage loans, and stock of the FHLB owned by the Bank be pledged to secure any advances. At December 31, 2012, we had $34.0 million in total advances and lines from the FHLB with a remaining credit availability of $44.9 million and an excess lendable collateral value of approximately $1.2 million. In addition, we maintain a $161,000 line of credit with the Federal Reserve Bank secured by securities.

Asset/liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize potentially adverse impacts on earnings from changes in market interest rates. The asset/liability committee monitors and considers methods of managing exposure to interest rate risk. The asset/liability committee is responsible for maintaining the level of interest rate sensitivity of our interest sensitive assets and liabilities within board-approved limits.

The following table sets forth information regarding our rate sensitivity, as of December 31, 2012, at each of the time intervals. The information in the table may not be indicative of our rate sensitivity position at other points in time. In addition, the maturity distribution implied in the table may differ from the contractual maturities of the earning assets and interest-bearing liabilities presented due to consideration of prepayment speeds under various interest rate change scenarios and other embedded optionality in the application of the interest rate sensitivity methods described above.

	Within three months	After three but within twelve months	After one but within five years	After five years	Total
			(dollars in thousands)		
Interest-earning assets:					
Federal funds sold	$ 41,975	$ —	$ —	$ —	$ 41,975
Investment securities	3,042	7,844	18,942	53,102	82,930
Loans	12,741	65,447	185,535	76,005	339,728
Total interest-earning assets	$ 57,758	$ 73,291	$ 204,477	$ 129,107	$464,633
Interest-bearing liabilities:					
Money market and NOW	$106,565	$ —	$ —	$ —	$106,565
Regular savings	46,694	—	—	—	46,694
Time deposits	33,050	115,808	130,209	374	279,441
Junior subordinated debentures	8,248	—	—	6,186	14,434
Securities sold under agreements to repurchase	—	—	10,000	—	10,000
Advances from Federal Home Loan Bank	7,000	18,000	9,000	—	34,000
ESOP borrowings	1,225	—	—	—	1,225
Total interest-bearing liabilities	$202,782	$133,808	$ 149,209	$ 6,560	$492,359
Period gap	$(145,024)	$ (60,517)	$ 55,268	$ 122,547	$ (27,726)
Cumulative gap	$(145,024)	$(205,541)	$ (150,273)	$ (27,726)	$ (27,726)
Ratio of cumulative gap to total earning assets	(31.21%)	(44.24%)	(32.34%)	(5.97%)	(5.97%)

Item 7A: Quantitative and Qualitative Disclosure About Market Risk.

Not applicable

Item 8: Financial Statements and Supplementary Data.

INDEX TO AUDITED FINANCIAL STATEMENTS

TIDELANDS BANCSHARES, INC. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

The Board of Directors
Tidelands Bancshares, Inc.
Mount Pleasant, South Carolina

We have audited the accompanying consolidated balance sheets of Tidelands Bancshares, Inc. and Subsidiary (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tidelands Bancshares, Inc. and Subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.


Elliott Davis, LLC

Charleston, South Carolina
March 7, 2013

Tidelands Bancshares, Inc. and Subsidiary
Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 3,413,968	$ 4,552,076
Federal funds sold	41,975,000	39,610,000
Total cash and cash equivalents	45,388,968	44,162,076
Securities available-for-sale	82,929,671	57,145,909
Nonmarketable equity securities	2,383,750	3,317,450
Total securities	85,313,421	60,463,359
Mortgage loans held for sale	385,000	416,849
Loans receivable	339,727,732	379,643,539
Less allowance for loan losses	6,726,550	10,320,259
Loans, net	333,001,182	369,323,280
Premises, furniture and equipment, net	21,529,662	22,285,895
Accrued interest receivable	1,743,229	1,850,487
Bank owned life insurance	15,420,949	14,947,329
Other real estate owned	22,646,747	18,905,600
Other assets	1,241,620	1,760,923
Total assets	$ 526,670,778	$ 534,115,798
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 18,194,239	$ 12,283,423
Interest-bearing transaction accounts	50,524,144	23,492,325
Savings and money market accounts	102,734,674	111,283,544
Time deposits $100,000 and over	169,385,202	183,133,192
Other time deposits	110,055,770	115,321,975
Total deposits	450,894,029	445,514,459
Securities sold under agreements to repurchase	10,000,000	20,000,000
Advances from Federal Home Loan Bank	34,000,000	34,000,000
Junior subordinated debentures	14,434,000	14,434,000
ESOP borrowings	1,225,000	1,425,000
Accrued interest payable	2,302,287	2,037,862
Other liabilities	3,635,333	2,646,195
Total liabilities	516,490,649	520,057,516
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value and liquidation value per share of $1,000, 10,000,000 shares authorized, 14,448 issued and outstanding at December 31, 2012 and 2011	14,195,052	13,958,364
Common stock, $.01 par value, 75,000,000 shares authorized; 4,277,176 shares issued and outstanding at December 31, 2012 and 2011	42,772	42,772
Common stock-warrant, 571,821 shares outstanding at December 31, 2012 and 2011	1,112,248	1,112,248
Unearned ESOP shares	(1,562,049)	(1,681,103)
Capital surplus	43,073,284	43,188,836
Retained deficit	(46,672,617)	(42,560,223)
Accumulated other comprehensive loss	(8,561)	(2,612)
Total shareholders' equity	10,180,129	14,058,282
Total liabilities and shareholders' equity	$526,670,778	$534,115,798

See accompanying notes to the consolidated financial statements.

Tidelands Bancshares, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive (Loss)
For the years ended December 31, 2012 and 2011

	2012	2011
Interest income:		
Loans, including fees	$ 18,438,408	$ 21,220,605
Securities available-for-sale, taxable	1,934,339	1,870,866
Federal funds sold	77,280	46,578
Other interest income	43,481	12,434
Total interest income	20,493,508	23,150,483
Interest expense:		
Time deposits $100,000 and over	2,603,658	2,734,535
Other deposits	2,607,416	3,241,408
Other borrowings	2,156,032	2,374,372
Total interest expense	7,367,106	8,350,315
Net interest income	13,126,402	14,800,168
Provision for loan losses	3,028,068	10,618,737
Net interest income after provision for loan losses	10,098,334	4,181,431
Noninterest income:		
Service charges on deposit accounts	50,247	51,704
Residential mortgage origination income	237,607	161,115
Gain on sale of securities available-for-sale	702,302	1,844,897
Other service fees and commissions	440,429	543,524
Increase in cash surrender value of BOLI	473,620	532,703
Other	18,726	57,249
Total noninterest income	1,922,931	3,191,192
Noninterest expense:		
Salaries and employee benefits	5,551,932	5,816,888
Net occupancy	1,583,460	1,617,231
Furniture and equipment	830,743	855,760
Other real estate owned expense	2,402,377	2,954,325
Other operating	4,806,059	5,289,306
Total noninterest expense	15,174,571	16,533,510
Loss before income taxes	(3,153,306)	(9,160,887)
Income tax expense (benefit)	—	(48,692)
Net loss	$ (3,153,306)	$ (9,112,195)
Accretion of preferred stock to redemption value	236,688	221,472
Preferred dividends accrued	722,400	722,400
Net loss available to common shareholders	$ (4,112,394)	$ (10,056,067)
Other Comprehensive Income (loss):		
Unrealized gain on securities available-for-sale	699,533	2,231,997
Reclassification adjustment for realized gain on securities	(702,302)	(1,844,897)
Tax effect	(3,180)	(147,097)
Total other comprehensive income (loss)	(5,949)	240,003
Comprehensive (loss)	$ (3,159,255)	$ (8,872,192)
Basic loss per common share	**$ (1.00)**	**$ (2.49)**
Diluted loss per common share	**$ (1.00)**	**$ (2.49)**
Weighted average common shares outstanding		
Basic	**4,098,269**	**4,044,186**
Diluted	**4,098,269**	**4,044,186**

See accompanying notes to the consolidated financial statements.

Tidelands Bancshares, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2012 and 2011

	Preferred Stock		Common Stock Warrants	Common Stock		Unearned ESOP Shares	Capital Surplus	Retained (Deficit)	Accumulated other Comprehensive income (loss)	Total
	Shares	Amount		Shares	Amount					
Balance, December 31, 2010	14,448	$13,736,892	$1,112,248	4,277,176	$42,772	$(1,907,361)	$ 43,404,879	$ (32,504,156)	$ (242,615)	$ 23,642,659
Allocation of unearned ESOP shares							(216,043)			(216,043)
Preferred stock, dividends								(722,400)		(722,400)
Accretion of discount on preferred stock		221,472						(221,472)		—
Repayment of ESOP borrowings						226,258				226,258
Net loss								(9,112,195)		(9,112,195)
Other comprehensive gain, net of taxes of $147,097									240,003	240,003
Balance, December 31, 2011	14,448	$13,958,364	$1,112,248	4,277,176	$42,772	$(1,681,103)	$ 43,188,836	$ (42,560,223)	$ (2,612)	$ 14,058,282
Allocation of unearned ESOP shares							(115,552)			(115,552)
Preferred stock, dividends								(722,400)		(722,400)
Accretion of discount on preferred stock		236,688						(236,688)		—
Repayment of ESOP borrowings						119,054				119,054
Net loss								(3,153,306)		(3,153,306)
Other comprehensive loss, net of taxes of $3,180									(5,949)	(5,949)
Balance, December 31, 2012	14,448	$14,195,052	$1,112,248	4,277,176	$42,772	$(1,562,049)	$ 43,073,284	$ (46,672,617)	$ (8,561)	$10,180,129

See accompanying notes to the consolidated financial statements.

Tidelands Bancshares, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (3,153,306)	$ (9,112,195)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Provision for loan losses	3,028,068	10,618,737
Depreciation and amortization of premises, furniture and equipment	1,046,166	1,016,984
Discount accretion and premium amortization, net	653,341	404,660
Decrease in deferred income tax	—	45,269
Proceeds from sale of residential mortgages held-for-sale	12,035,910	9,892,725
Disbursements for residential mortgages held-for-sale	(12,004,061)	(10,309,574)
Decrease in accrued interest receivable	107,258	78,506
Increase in accrued interest payable	264,425	527,579
Increase in cash surrender value of life insurance	(473,620)	(532,703)
Loss (Gain) from sale of real estate and other assets	396,851	(269,685)
Gain from sale of securities available-for-sale	(702,302)	(1,844,897)
Decrease in carrying value of other real estate	1,104,800	2,112,364
Decrease in prepaid FDIC assessment	776,386	1,177,281
Preferred stock-dividends accrued	(722,400)	(722,400)
(Increase) decrease in other assets	(695,891)	308,635
Increase in other liabilities	989,137	533,181
Net cash provided by operating activities	2,650,762	3,924,467
Cash flows from investing activities:		
Purchases of securities available-for-sale	(140,759,258)	(63,784,543)
Proceeds from sales of securities available-for-sale	86,988,791	58,585,301
Proceeds from calls and maturities of securities available-for-sale	29,379,803	9,814,551
Net decrease in loans receivable	17,499,690	31,454,672
Proceeds from sale of other real estate owned	10,573,965	5,931,768
Purchase of premises, furniture and equipment, net	(289,933)	(822,393)
Net cash provided by investing activities	3,393,058	41,179,356
Cash flows from financing activities:		
Net increase (decrease) in demand deposits, interest-bearing	24,393,765	(36,632,323)
Net (decrease) increase in certificates of deposit and other time deposits	(19,014,195)	1,153,384
Repayments on securities sold under agreements to repurchase	(10,000,000)	—
Proceeds from FHLB advances	—	7,000,000
Repayment of ESOP borrowings	(200,000)	(200,000)
Decrease in unearned ESOP shares	3,502	10,215
Net cash used by financing activities	(4,816,928)	(28,668,724)
Net increase in cash and cash equivalents	1,226,892	16,435,099
Cash and cash equivalents, beginning of period	44,162,076	27,726,977
Cash and cash equivalents, end of period	**$ 45,388,968**	**$ 44,162,076**
Supplemental cash flow information:		
Income taxes paid	$ —	$ —
Interest paid on deposits and borrowed funds	$ 7,102,681	$ 7,822,735
Transfer of loans to foreclosed assets	$ 15,419,912	$15,305,144

See accompanying notes to the consolidated financial statements.

NOTE 1 - BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with the requirements for annual audited financial statements. The financial information as of December 31, 2012 has been derived from the audited financial statements as of that date.

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Tidelands Bancshares, Inc. (the "Company") was incorporated on January 31, 2002 to serve as a bank holding company for its subsidiary, Tidelands Bank (the "Bank"). The Company operated as a development stage company from January 31, 2002 to October 5, 2003. Tidelands Bank commenced business on October 6, 2003. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Charleston, Dorchester, Berkeley, Horry, Georgetown, Beaufort and Jasper counties in South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions. The Company formed Tidelands Statutory Trust I and Tidelands Statutory Trust II on February 22, 2006 and June 20, 2008, respectively, for the purpose of issuing trust preferred securities. In accordance with current accounting guidance, the Trusts are not consolidated in these financial statements. As further discussed in Note 21, on December 19, 2008, as part of the Capital Purchase Program established by the U.S. Department of the Treasury under the Emergency Economic Stabilization Act of 2008, the Company issued 14,448 preferred shares and a common stock warrant to purchase 571,821 shares in return for $14.4 million in cash, to the U.S. Department of Treasury.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and valuation of foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans and valuation of foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Charleston metropolitan area (which includes Charleston, Dorchester, and Berkeley counties), Horry, Georgetown, Jasper and Beaufort counties, and additional markets along the South Carolina coast. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States and its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Securities Available-for-Sale - Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Home Loan Bank and stock in community bank holding companies. The Federal Home Loan Bank stock has no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. Dividends received on this stock are included as interest income on securities available-for-sale.

Loans Receivable - Loans are stated at their unpaid principal balance. Interest income on loans is computed based upon the unpaid principal balance. Interest income is recorded in the period earned.

The accrual of interest income is generally discontinued when a loan becomes contractually 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest. A payment of interest on a loan that is classified as nonaccrual is applied against the principal balance. Nonaccrual loans may be restored to performing status when all principal and interest has been kept current for six months and full repayment of the remaining contractual principal and interest is expected.

Loan origination and commitment fees are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method, which approximates the interest method.

Loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are subject to these criteria except for smaller balance homogeneous loans that are collectively evaluated for impairment and loans measured at fair value or at the lower of cost or fair value. The Company considers its consumer installment portfolio, credit card loans, and home equity lines as such exceptions.

Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is generally charged off with a corresponding entry to the allowance for loan losses. The accrual of interest is discontinued on an impaired loan when management determines the borrower may be unable to meet payments as they become due.

Troubled Debt Restructurings ("TDRs") – The Company designates loan modifications as TDRs when, for economic or legal reasons related to the borrower's financial difficulties, it grants a concession to the borrower that it would not otherwise consider. Loans on nonaccrual status at the date of modification are initially classified as nonaccrual TDRs. Loans on accruing status at the date of modification are initially classified as accruing TDRs at the date of modification, if the note is reasonably assured of repayment and performance is in accordance with its modified terms. Such loans may be designated as nonaccrual loans subsequent to the modification date if reasonable doubt exists as to the collection of interest or principal under the restructuring agreement. Nonaccrual TDRS are returned to accruing status when there is economic substance to the restructuring, there is well documented credit evaluation of the borrower's financial condition,, the remaining balance is reasonably assured of repayment in accordance with its modified terms, and the borrower has demonstrated repayment performance in accordance with the modified terms for a reasonable period of time (generally a minimum of six months).

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. The allowance for loan losses represents an amount which the Company believes will be adequate to absorb probable losses on existing loans that may become uncollectible in the future. The Company's judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which the Company believes to be reasonable, but which may or may not prove to be accurate. The Company's determination of the allowance for loan losses is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of the Company's overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, the Company's historical loan loss experience, and a review of specific problem loans. The Company also considers subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged off are added to the allowance. Our analysis in accordance with generally accepted accounting principles (GAAP) indicates that the level of the allowance for loan losses is appropriate to cover estimated credit losses on individually evaluated loans as well as estimated credit losses inherent in the remainder of the portfolio.

Mortgage Loans Held-for-Sale - The Company's residential mortgage lending activities for sale in the secondary market are comprised of accepting residential mortgage loan applications, qualifying borrowers to standards established by investors, funding residential mortgage loans and selling mortgage loans to investors under pre-existing commitments. Funded residential mortgages held temporarily for sale to investors are recorded at the lower of cost or market value. Application and origination fees collected by the Company are recognized as income upon sale to the investor.

The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of five to 10 years and buildings of 40 years. Leasehold improvements are amortized over the life of the leases, which range up to 40 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Other Real Estate Owned - Other real estate is acquired through, or in lieu of, foreclosure and is held for sale. It is initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included within noninterest expense in other real estate owned expense.

Securities Sold Under Agreements to Repurchase - The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the net operating loss carry forward. Deferred tax assets are reduced by a valuation allowance, if based on the weight of evidence available, it is more likely that not that some portion or all of a deferred tax asset will not be realized. The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded.

Retirement Plan - The Company has a 401(k) profit sharing plan, which provides retirement benefits to substantially all officers and employees who meet certain age and service requirements. The plan includes a "salary reduction" feature pursuant to Section 401(k) of the Internal Revenue Code. At its discretion, the Bank makes matching contributions of $.50 for every dollar contributed up to 6% of the participants' annual compensation. Additionally, the Company maintains supplemental retirement plans for certain highly compensated employees designed to offset the impact of regulatory limits on benefits under qualified pension plans. There are supplemental retirement plans in place for certain current employees. Effective June 30, 2010, the executive officers have agreed to cease further benefit accrual under the contracts and will only be entitled to receive benefits accrued through June 30, 2010.

Bank Owned Life Insurance - Bank owned life insurance ("BOLI") represents life insurance on the lives of certain current and former employees who have provided positive consent allowing the Bank to be the beneficiary of such policies. The Bank purchases BOLI in order to use its earnings to help offset the costs of the Bank's benefit expenses including pre- and post-retirement employee benefits. Increases in the cash surrender value ("CSV") of the policies, as well as death benefits received net of any CSV, are recorded in other non-interest income, and are not subject to income taxes. The CSV of the policies are recorded as assets of the Bank. Any amounts owed to employees from policy benefits are recorded as liabilities of the Bank. The Company reviews the financial strength of the insurance carriers prior to the purchase of BOLI and annually thereafter. BOLI with any individual carrier is limited to 15% of tier one capital and BOLI in total is limited to 25% of tier one capital based on Company policy. As of December 31, 2012 and 2011, the bank was not in compliance with the required limitations.

Stock Option Plan - On May 10, 2004, the Company established the 2004 Tidelands Bancshares, Inc. Stock Incentive Plan ("Stock Plan") that provides for the granting of options to purchase 20% of the outstanding shares of the Company's common stock to directors, officers, or employees of the Company. The per-share exercise price of incentive stock options granted under the Stock Plan may not be less than the fair market value of a share on the date of grant and vest based on continued service with the Company for a specified period, generally two to five years following the date of grant. The per-share exercise price of stock options granted is determined by a committee appointed by the Board of Directors. The expiration date of any option may not be greater than 10 years from the date of grant. Options that expire unexercised or are forfeited become available for reissuance.

Employee Stock Ownership Plan - The Company established the Tidelands Bancshares, Inc. Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of all eligible employees and their beneficiaries subject to authority to amend, from time to time, or terminate, the ESOP. The ESOP is primarily designed to invest in common stock of the Company and is permitted to purchase Company common stock with contributions to the ESOP made by the Company. Also, the ESOP is permitted to borrow money and use the loan proceeds to purchase Company common stock. The money and Company common stock in the ESOP is intended to grow tax free until retirement, death, permanent disability or other severance of employment with the Company. When an employee retires, he/she will receive the value of the accounts that have been set up for the contributions to the ESOP. An employee may also be eligible for benefits in the event of death, permanent disability or other severance from employment with the Company. The employee must pay taxes when the money is paid following one of these events or any other distributable event described in the ESOP unless it is transferred to another tax-qualified retirement plan or an IRA.

Earnings (loss) per common share - Basic earnings (loss) per common share represent income (loss) available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive earnings (loss) per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and warrants and are determined using the treasury stock method. Weighted average shares outstanding are reduced for shares encumbered by the ESOP borrowings.

Comprehensive Income (loss) - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income (loss), are components of comprehensive income (loss).

Statements of Cash Flows - For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the consolidated financial statements.

Off-Balance Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Company.

In April 2011, the criteria used to determine effective control of transferred assets in the Transfers and Servicing topic of the ASC was amended by ASU 2011-03. The requirement for the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion were removed from the assessment of effective control. The other criteria to assess effective control were not changed. The amendments are effective for the Company beginning January 1, 2012 but did not have a material effect on the financial statements.

ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Company beginning January 1, 2012 but did not have a material effect on the financial statements.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income (loss) and other comprehensive income (loss). The amendments were applicable to the Company on January 1, 2012 and have been applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB redeliberates future requirements.

The FASB amended the Comprehensive Income topic of the ASC in February 2013. The amendments addresses reporting of amounts reclassified out of accumulated other comprehensive income. Specifically the amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments do require an entity to provide information about the accounts reclassified out of accumulated other comprehensive income by component. In addition, in certain circumstances an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amendments will be effective for the Company on a prospective basis for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. Periodic examinations by the regulatory agencies may subject the company to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2011 financial statements were reclassified to conform to the 2012 presentation. These reclassifications had no effect on shareholders' equity or results of operations as previously presented.

NOTE 3 - FAIR VALUE MEASUREMENTS

The current accounting literature requires the disclosure of fair value information for financial instruments, whether or not they are recognized in the consolidated balance sheets, when it is practical to estimate the fair value. The guidance defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment, accrued interest receivable and payable, and other assets and liabilities.

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors..

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts, which could be realized, in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair values presented.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount for cash and due from banks is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Securities Available-for-sale - Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

With respect to securities available-for-sale, Level 1 includes those securities traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Nonmarketable Equity Securities - The carrying amount for nonmarketable equity securities approximates the fair value since no readily available market exists for these securities.

Mortgage Loans Held for Sale - The carrying value for mortgage loans held for sale is a reasonable estimate for fair value considering the short time these loans are carried on the books. Management determined that only minor fluctuations occurred in fixed rate mortgage loans; therefore the carrying amount approximates fair value.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceeds the recorded investments in such loans.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Securities Sold Under Agreements to Repurchase - These repurchase agreements have a fixed rate. Due to the minor change in interest rates, management estimated the fair value using a discounted cash flow calculation that applies the Company's current borrowing rate for the securities sold under agreements to repurchase.

Advances from Federal Home Loan Bank - The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the Federal Home Loan Bank. The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently.

Junior Subordinated Debentures - The fair values of fixed rate junior subordinated debentures are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate. The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently.

Employee Stock Ownership Plan Borrowings - The carrying value of the ESOP borrowing is a reasonable estimate of fair value because they can be repriced frequently.

Off-Balance Sheet Financial Instruments – Contract values and fair values for off-balance sheet, credit-related financial instruments are based on estimated fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2012				
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial Assets:					
Cash and due from banks	$ 3,413,968	$ 3,413,968	$ 3,413,968	$ —	$ —
Federal funds sold	41,975,000	41,975,000	41,975,000	—	—
Securities available-for-sale	82,929,671	82,929,671	—	82,929,671	—
Nonmarketable equity securities	2,383,750	2,383,750	—	—	2,383,750
Mortgage loans held for sale	385,000	385,000	—	385,000	—
Loans receivable	339,727,732	342,346,000	—	56,588,811	285,757,189
Financial Liabilities:					
Demand deposit, interest-bearing transaction, and savings accounts	$171,453,057	$171,453,057	$ —	$171,453,057	$ —
Certificates of deposit and other time deposits	279,440,972	279,672,000	—	279,672,000	—
Securities sold under agreements to repurchase	10,000,000	11,508,000	—	11,508,000	—
Advances from Federal Home Loan Bank	34,000,000	34,478,000	—	34,478,000	—
Junior subordinated debentures	14,434,000	14,586,827	—	—	14,586,827
ESOP borrowings	1,225,000	1,225,000	—	1,225,000	—

	December 31, 2011	
	Carrying Amount	Estimated Fair Value
Financial Assets:		
Cash and due from banks	$ 4,552,076	$ 4,552,076
Federal funds sold	39,610,000	39,610,000
Securities available-for-sale	57,145,909	57,145,909
Nonmarketable equity securities	3,317,450	3,317,450
Mortgage loans held for sale	416,849	416,849
Loans receivable	379,643,539	379,627,539
Financial Liabilities:		
Demand deposit, interest-bearing transaction, and savings accounts	$147,059,292	$147,059,292
Certificates of deposit and other time deposits	298,455,167	299,393,167
Securities sold under agreements to repurchase	20,000,000	21,994,000
Advances from Federal Home Loan Bank	34,000,000	34,388,000
Junior subordinated debentures	14,434,000	14,943,235
ESOP borrowings	1,425,000	1,425,000

	December 31, 2012		December 31, 2011	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 15,191,625	$ —	$ 12,863,026	$ —
Letters of credit	399,041	—	148,075	—

Assets and liabilities that are carried at fair value are classified in one of the following three categories based on a hierarchy for ranking the quality and reliability of the information used to determine fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data. Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3 — Unobservable inputs that are not corroborated by market data. Observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity instruments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

In determining appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to fair value disclosures. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3. Following is a description of valuation methodologies used for assets received of fair value on a recurring and nonrecurring basis.

Investment Securities Available for Sale

Measurement is on a recurring basis upon quoted market prices, if available. If quoted market prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for prepayment assumptions, projected credit losses, and liquidity. Level 1 securities include those traded on an active exchange or by dealers or brokers in active over-the-counter markets. Level 2 securities include securities issued by government sponsored enterprises, municipal enterprises, and mortgage-backed securities issued by government sponsored enterprises. Generally these fair values are priced from established pricing models.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or market value. The fair values of mortgage loans held for sale are based on commitments on hand from investors within the secondary market for loans with similar characteristics. As such, the fair value adjustments for mortgage loans held for sale is non-recurring Level 2.

Loans

Loans that are considered impaired are recorded at fair value on a non-recurring basis. Once a loan is considered impaired, the fair value is measured using one of several methods, including collateral liquidation value, market value of similar debt and discounted cash flows. Those impaired loans not requiring a specific charge against allowance represent loans for which the fair value of the expected repayments or collateral meet or exceed the recorded investment in the loan. At December 31, 2012, substantially all of the total impaired loans were evaluated based on the fair value of the underlying collateral. When the Company records the fair value based on a current appraisal, the fair value measurement is considered a Level 2 measurement. When a current appraisal is not available or there is estimated further impairment below the current appraised value the measurement is considered a Level 3 measurement.

Other Real Estate Owned (OREO)

Other real estate owned is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, other real estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the other real estate owned as nonrecurrng Level 2. When an appraisal value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records that other real estate owned as non-recurring Level 3.

Assets measured at fair value on a recurring basis are as follows as of December 31, 2012 and 2011:

	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2012			
Government sponsored enterprises	$ —	$ 21,929,021	$ —
Mortgage-backed securities	—	61,000,650	—
Available-for-sale investment securities	—	82,929,671	—
Total	$ —	$ 82,929,671	$ —
December 31, 2011			
Government sponsored enterprises	$ —	$ —	$ —
Mortgage-backed securities	—	57,145,909	—
Available-for-sale investment securities	—	57,145,909	—
Total	$ —	$ 57,145,909	$ —

Assets measured at fair value on a nonrecurring basis are as follows as of December 31, 2012 and 2011:

	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2012			
Impaired loans	$ —	$ 54,421,546	$ —
Other real estate owned	—	22,646,747	—
Mortgage loans held for sale	—	385,000	—
Total	$ —	$ 77,453,293	$ —
December 31, 2011			$ —
Impaired loans	$ —	$ 58,450,995	—
Other real estate owned	—	18,905,600	—
Mortgage loans held for sale	—	416,849	—
Total	$ —	$ 77,773,444	$ —

NOTE 4 - CASH AND DUE FROM BANKS

The Company maintains cash balances with its correspondent banks to meet reserve requirements determined by the Federal Reserve. At December 31, 2012 and 2011, the bank did not have a deposit on hand with the Federal Reserve Bank to meet this requirement. At December 31, 2012, the bank had $1.1 million in actual currency and cash on hand, $912,888 million in due from non-interest bearing balances and $94,809 in due from interest bearing balances. At December 31, 2012, the Company had $1.3 million in interest bearing balances which are pledged as collateral against the ESOP borrowing.

NOTE 5 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities of available-for-sale were:

	Amortized	Gross Unrealized		Estimated
December 31, 2012	**Cost**	**Gains**	**Losses**	**Fair Value**
Government-sponsored enterprises	$ 21,895,143	$ 44,443	$ 10,565	$ 21,929,021
Mortgage-backed securities	61,048,336	170,672	218,358	61,000,650
Total	**$ 82,943,479**	**$ 215,115**	**$ 228,923**	**$ 82,929,671**
December 31, 2011				
Government-sponsored enterprises	$ —	$ —	$ —	$ —
Mortgage-backed securities	57,168,084	276,760	298,935	57,145,909
Total	**$ 57,168,084**	**$ 276,760**	**$ 298,935**	**$ 57,145,909**

The amortized cost and estimated fair values of investment securities at December 31, 2012, by contractual maturity dates, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty. Mortgage-backed securities are presented as a separate line item since pay downs are expected before contractual maturity dates.

	Amortized Cost	**Fair Value**
Due within one year	$ —	$ —
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	21,895,143	21,929,021
Subtotal	21,895,143	21,929,021
Mortgage-backed securities	61,048,336	61,000,650
Total Securities	**$ 82,943,479**	**$ 82,929,671**

At December 31, 2012 and December 31, 2011, investment securities with book values of $14,321,961 and $31,807,296 and market values of $14,360,697 and $31,796,498 respectively, were pledged as collateral for securities sold under agreements to repurchase and a fed funds line. Gross proceeds from the sale of investment securities totaled $106,488,791 and $56,582,001for the years ended December 31, 2012 and 2011, respectively. The gross realized gain on the sale of investment securities totaled $727,992 with $25,690 in gross realized losses resulting in a net realized gain of $702,302 for the year ended December 31, 2012. The gross realized gain on the sale of investment securities totaled $1,818,397 with no gross realized losses resulting in a net realized gain of $1,818,397 for the year ended December 31, 2011. The cost of investments sold is determined using the specific identification method.

For investments where fair value is less than amortized cost the following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011.

	Less than Twelve months		Twelve months or more		Total	
December 31, 2012	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**
Government-sponsored enterprises	$ 4,096,526	$ 10,565	$ —	$ —	$ 4,096,526	$ 10,565
Mortgage-backed securities	25,594,591	218,358	—	—	25,594,591	218,358
	$ 29,691,117	$ 228,923	$ —	$ —	$ 29,691,117	$ 228,923

	Less than Twelve months		Twelve months or more		Total	
December 31, 2011	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**
Government-sponsored enterprises	$ —	$ —	$ —	$ —	$ —	$ —
Mortgage-backed securities	27,319,899	298,935	—	—	27,319,899	298,935
	$ 27,319,899	$ 298,935	$ —	$ —	$ 27,319,899	$ 298,935

Securities classified as available-for-sale are recorded at fair market value. Of the securities in an unrealized loss position, there were no securities in a continuous loss position for 12 months or more at December 31, 2012 and 2011. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost. The Company believes based on industry analyst reports and credit ratings that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore these losses are not considered other-than-temporary.

Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Home Loan Bank and $55,250 of stock in community bank holding companies as of December 31, 2012 and $55,250 as of December 31, 2011. The Federal Home Loan Bank stock has no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. The FHLB redeems excess stock investments at its discretion. At December 31, 2012 and 2011, the Company's investment in Federal Home Loan Bank stock was $2,328,500 and $3,262,200, respectively.

The Company reviews its investment securities portfolio at least quarterly and more frequently when economic conditions warrant, assessing whether there is any indication of other-than-temporary impairment ("OTTI"). Factors considered in the review include estimated future cash flows, length of time and extent to which market value has been less than cost, the financial condition and near term prospects of the issuer, and our intent and ability to retain the security to allow for an anticipated recovery in market value. If the review determines that there is OTTI, then an impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made, or a portion may be recognized in other comprehensive income. The fair value of investments on which OTTI is recognized then becomes the new cost basis of the investment.

NOTE 6 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSS

Major classifications of loans receivable are summarized as follows:

	December 31, 2012	December 31, 2011
Real estate – construction	$ 61,828,071	$ 78,740,323
Real estate – mortgage	257,471,814	278,532,056
Commercial and industrial	17,514,053	19,841,301
Consumer and other	3,057,787	3,195,051
Total loans receivable, gross	339,871,725	380,308,731
Deferred origination fees, net	(143,993)	(665,192)
Total loans receivable, net of deferred origination fees	339,727,732	379,643,539
Less allowance for loan loss	6,726,550	10,320,259
Total loans receivable, net of allowance for loan loss	**$ 333,001,182**	**$ 369,323,280**

The composition of gross loans by rate type is as follows:

	December 31, 2012	December 31, 2011
Variable rate loans	$ 145,603,038	$ 170,461,433
Fixed rate loans	194,124,694	209,182,106
Total gross loans	$ 339,727,732	$ 379,643,539

The following is an analysis of our loan portfolio by credit quality indicators at December 31:

	Commercial		Commercial Real Estate		Commercial Real Estate Construction	
	2012	2011	2012	2011	2012	2011
Grade:						
Pass	$ 15,141,551	$ 17,528,223	$ 110,986,821	$ 122,544,501	$ 17,702,278	$ 21,239,273
Special Mention	338,313	441,839	13,738,175	6,674,538	378,368	1,865,411
Substandard	2,034,189	1,871,239	25,535,380	30,533,228	3,919,915	8,157,357
Doubtful	–	–	–	–	–	–
Loss	–	–	–	–	–	–
Total	$ 17,514,053	$ 19,841,301	$ 150,260,376	$ 159,752,267	$ 22,000,561	$ 31,262,041

	Residential Real Estate		Real Estate Residential Construction		Consumer	
	2012	2011	2012	2011	2012	2011
Grade:						
Pass	$ 83,755,181	$ 92,682,611	$ 26,081,066	$ 33,057,874	2,915,207	2,870,438
Special Mention	6,685,136	5,943,049	3,824,603	1,884,768	4,320	177,417
Substandard	16,771,121	20,154,129	9,921,841	12,535,640	138,260	147,196
Doubtful	–	–	–	–	–	–
Loss	–	–	–	–	–	–
Total	$107,211,438	$118,779,789	$ 39,827,510	$ 47,478,282	$ 3,057,787	$ 3,195,051

The following is an aging analysis of our loan portfolio:

	Commercial	Commercial Real Estate	Commercial Real Estate Construction	Residential Real Estate	Residential Real Estate Construction	Consumer	Total
December 31, 2012							
Accruing Loans Paid Current	$15,967,993	$140,922,353	$ 19,628,095	$ 98,233,478	$ 32,495,427	$2,901,568	$ 310,148,914
Accruing Loans Past Due:							
30-59 Days	11,240	2,129,155	—	2,314,230	243,937	112,119	4,810,681
60-89 Days	116,272	1,299,221	—	305,095	73,197	—	1,793,785
Total Loans Past Due	127,512	3,428,376	—	2,619,325	317,134	112,119	6,604,466
Loans Receivable on Nonaccrual Status	$ 1,418,548	$ 5,909,647	$ 2,372,466	$ 6,358,635	$ 7,014,949	$ 44,100	$ 23,118,345
Total Loans Receivable	$17,514,053	$150,260,376	$ 22,000,561	$107,211,438	$ 39,827,510	$3,057,787	$ 339,871,725
December 31, 2011							
Accruing Loans Paid Current	$17,800,238	$147,877,812	$ 25,771,067	$104,923,350	$ 38,065,673	$2,807,348	$ 337,245,488
Accruing Loans Past Due:							
30-59 Days	872,349	169,851	825,000	1,057,530	332,752	313,708	3,571,190
60-89 Days	308,511	1,372,600	—	1,497,206	1,988,433	33,499	5,200,249
Total Loans Past Due	1,180,860	1,542,451	825,000	2,554,736	2,321,185	347,207	8,771,439
Loans Receivable on Nonaccrual Status	$ 860,203	$ 10,332,004	$ 4,665,974	$ 11,301,703	$ 7,091,424	$ 40,496	$ 34,291,804
Total Loans Receivable	$19,841,301	$159,752,267	$ 31,262,041	$118,779,789	$ 47,478,282	$3,195,051	$ 380,308,731

The following is a summary of information pertaining to impaired and nonaccrual loans at December 31:

	2012	2011
Impaired loans without a valuation allowance	$ 47,974,172	$ 48,263,225
Impaired loans with a valuation allowance	8,614,639	13,063,792
Total impaired loans	$ 56,588,811	$ 61,327,017
Valuation allowance related to impaired loans	$ 2,167,265	$ 2,876,022
Average of impaired loans during the year	$ 62,434,844	$ 67,899,940
Total nonaccrual loans	$ 23,118,345	$ 34,291,804
Total loans past due 90 days and still accruing interest	$ —	$ —
Total loans considered impaired which are classified as trouble debt restructurings.	$ 34,929,918	$ 33,705,357

The following is an analysis of our impaired loan portfolio detailing the related allowance recorded at December 31:

December 31, 2012	Commercial	Commercial Real Estate	Commercial Real Estate Construction	Residential Real Estate	Residential Real Estate Construction	Consumer	Total
With no related allowance recorded:							
Recorded Investment	$ 1,418,548	$ 24,984,224	$ 3,919,915	$ 10,194,785	$7,412,600	$ 44,100	$ 47,974,172
Unpaid Principal Balance	1,633,548	26,069,447	4,141,750	11,686,837	8,990,567	229,401	52,751,550
Related Allowance	—	—	—	—	—	—	—
Average Recorded Investment	1,645,407	26,595,732	4,141,159	11,731,159	9,063,071	229,462	53,405,990
Interest Income Recognized	—	—	—	—	—	—	—
With an allowance recorded:							
Recorded Investment	$ —	$ 3,508,003	$ —	$ 2,797,978	$2,308,658	$ —	$ 8,614,639
Unpaid Principal Balance	—	3,788,676	—	2,914,197	2,308,658	—	9,011,531
Related Allowance	—	715,630	—	540,107	911,528	—	2,167,265
Average Recorded Investment	—	3,810,663	—	2,907,000	2,311,191	—	9,028,854
Interest Income Recognized	—	—	—	—	—	—	—
Total:							
Recorded Investment	$ 1,418,548	$ 28,492,227	$ 3,919,915	$ 12,992,763	$9,721,258	$ 44,100	$ 56,588,811
Unpaid Principal Balance	1,633,548	29,858,123	4,141,750	14,601,034	11,299,225	229,401	61,763,081
Related Allowance	—	715,630	—	540,107	911,528	—	2,167,265
Average Recorded Investment	1,645,407	30,406,395	4,141,159	14,638,159	11,374,262	229,462	62,434,844
Interest Income Recognized	—	—	—	—	—	—	—

December 31, 2011	Commercial	Commercial Real Estate	Commercial Real Estate Construction	Residential Real Estate	Residential Real Estate Construction	Consumer	Total
With no related allowance recorded:							
Recorded Investment	$ 847,494	$ 28,925,047	$ 1,762,234	$ 11,950,867	$4,777,224	$ 359	$ 48,263,225
Unpaid Principal Balance	1,247,215	29,773,429	2,129,960	13,569,585	6,895,576	359	53,616,124
Related Allowance	—	—	—	—	—	—	—
Average Recorded Investment	1,265,499	30,003,945	2,546,418	13,511,155	7,195,411	774	54,523,202
Interest Income Recognized	—	—	—	—	—	—	—
With an allowance recorded:							
Recorded Investment	$ 12,708	$ 1,890,087	$ 5,233,188	$ 3,478,621	$2,409,049	$ 40,139	$ 13,063,792
Unpaid Principal Balance	12,708	1,890,087	5,233,188	3,738,621	2,472,821	40,138	13,387,563
Related Allowance	1,438	377,517	768,391	1,198,819	522,255	7,602	2,876,022
Average Recorded Investment	14,679	1,898,497	5,162,095	3,783,489	2,472,862	45,116	13,376,738
Interest Income Recognized	—	—	—	—	—	—	—
Total:							
Recorded Investment	$ 860,202	$ 30,815,134	$ 6,995,422	$ 15,429,488	$7,186,273	$ 40,498	$ 61,327,017
Unpaid Principal Balance	1,259,923	31,663,516	7,363,148	17,308,206	9,368,397	40,497	67,003,687
Related Allowance	1,438	377,517	768,391	1,198,819	522,255	7,602	2,876,022
Average Recorded Investment	1,280,178	31,902,442	7,708,513	17,294,644	9,668,273	45,890	67,899,940
Interest Income Recognized	—	—	—	—	—	—	—

Transactions in the allowance for loan losses during 2012 and 2011 are summarized below:

	2012	2011
Balance, beginning of year	$ 10,320,259	$ 11,459,047
Provision charged to operations	3,028,068	10,618,737
Loan charge offs	(6,883,023)	(12,494,985)
Loan recoveries	261,246	737,460
Balance, end of year	$ 6,726,550	$ 10,320,259
Loans, net of deferred fees	$339,727,732	$379,643,539

The following is a summary of information pertaining to our allowance for loan losses:

December 31, 2012	Commercial	Commercial Real Estate	Commercial Real Estate Construction	Residential Real Estate	Residential Real Estate Construction	Consumer	Unallocated	Total
Allowance for loan losses:								
Beginning Balance	$ 642,148	$ 2,540,003	$ 1,157,720	$ 3,299,600	$ 2,328,918	$ 49,482	$ 302,388	$ 10,320,259
Charge-offs	(198,894)	(1,074,741)	(288,490)	(2,726,229)	(2,282,282)	(312,387)	—	(6,883,023)
Recoveries	15,534	53,118	—	151,725	28,554	12,315	—	261,246
Provision	(75,292)	(182,240)	(813,401)	1,640,622	2,290,862	469,905	(302,388)	3,028,068
Ending Balance	$ 383,496	$ 1,336,140	$ 55,829	$ 2,365,718	$ 2,366,052	$ 219,315	$ —	$ 6,726,550
Loans Receivable:								
Ending Balance	$17,514,053	$150,260,376	$ 22,000,561	$107,211,438	$39,827,510	$3,057,787		$339,871,725
Individually evaluated for impairment	$ 1,418,548	$ 28,492,227	$ 3,919,915	$ 12,992,763	$9,721,258	$ 44,100		$56,588,811
Collectively evaluated for impairment	$16,095,505	$121,768,149	$ 18,080,646	$94,218,675	$30,106,252	$3,013,687		$283,282,914

December 31, 2011	Commercial	Commercial Real Estate	Commercial Real Estate Construction	Residential Real Estate	Residential Real Estate Construction	Consumer	Unallocated	Total
Allowance for loan losses:								
Beginning Balance	$ 443,454	$ 2,678,191	$ 343,243	$ 4,373,193	$2,798,043	$ 63,709	$ 759,214	$ 11,459,047
Charge-offs	(804,247)	(2,356,709)	(635,234)	(5,667,661)	(3,001,562)	(29,572)	—	(12,494,985)
Recoveries	11,050	9,571	8,921	378,087	306,665	23,165	—	737,460
Provision	991,890	2,208,950	1,440,790	4,215,981	2,225,772	(7,820)	(456,826)	10,618,737
Ending Balance	$ 642,148	$ 2,540,003	$ 1,157,720	$ 3,299,600	$ 2,328,918	$ 49,482	$ 302,388	$ 10,320,259
Loans Receivable:								
Ending Balance	$19,841,301	$159,752,267	$31,262,041	$118,779,789	$47,478,282	$3,195,051		$380,308,731
Individually evaluated for impairment	$ 860,203	$ 30,815,134	$ 6,995,422	$ 15,429,488	$7,186,273	$ 40,497		$61,327,017
Collectively evaluated for impairment	$18,981,098	$128,937,133	$24,266,619	$103,350,301	$40,292,009	$3,154,554		$318,981,714

The allowance for loan losses, as a percent of loans, net of deferred fees, was 1.98% and 2.72% at December 31, 2012 and 2011, respectively. At December 31, 2012, the Bank had 66 impaired loans totaling $23,118,345 or 6.81% of loans, net of deferred origination fees, in nonaccrual status, of which $4,723,291 were deemed to be troubled debt restructurings. There were 31 loans totaling $30.2 million deemed to be troubled debt restructurings not in nonaccrual status at December 31, 2012. At December 31, 2011, the Bank had 95 impaired loans totaling $34,291,804, or 9.03% of loans, net of deferred origination fees, in nonaccrual status, of which $9,933,983 were deemed to be troubled debt restructurings. There were 23 loans totaling $23.8 million deemed to be troubled debt restructurings not in nonaccrual status at December 31, 2011. There were no loans contractually past due 90 days or more still accruing interest at December 31, 2012 or 2011. Our analysis under generally accepted accounting principles indicates that the level of the allowance for loan losses is appropriate to cover estimated credit losses on individually evaluated loans as well as estimated credit losses inherent in the remainder of the portfolio. We do not recognize interest income on loans that are nonaccrual. At December 31, 2012 and 2011, the Bank had $75,000 and $165,000, respectively, reserved for off-balance sheet credit exposure related to unfunded commitments included in other liabilities on our consolidated balance sheet.

At December 31, 2012, loans totaling $54.1 million were pledged as collateral at the Federal Home Loan Bank and no loans were required to be pledged to maintain a line of credit with the Federal Reserve Bank.

NOTE 7 - OTHER REAL ESTATE OWNED

Transactions in other real estate owned for the years ended December 31, 2012 and 2011 are summarized below:

	December 31,	
	2012	2011
Balance, beginning of year	$18,905,600	$11,905,865
Additions	15,419,912	15,043,867
Sales	(10,573,965)	(5,931,768)
Write-downs	(1,104,800)	(2,112,364)
Balance, end of year	$22,646,747	$18,905,600

NOTE 8 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consist of the following:

	December 31,	
	2012	2011
Land and land improvements	$ 3,265,318	$ 3,265,318
Building and leasehold improvements	18,409,641	18,409,641
Furniture and equipment	4,760,010	4,651,975
Software	720,957	742,257
Construction in progress	48,765	–
Total	27,204,691	27,069,191
Less, accumulated depreciation	5,675,029	4,783,296
Premises, furniture and equipment, net	$21,529,662	$22,285,895

Depreciation expense for the years ended December 31, 2012 and 2011 amounted to $1,046,166 and $1,016,984, respectively. Construction in progress related to the construction of a free standing ATM at Okatie Crossing. For the year ended December 31, 2012, the Bank capitalized $0 in interest related to the construction of our new free standing ATM. The expected costs to complete the free standing ATM are $120,000.

NOTE 9 – DEPOSITS

At December 31, 2012, the scheduled maturities of certificates of deposit were as follows:

Maturing:	Amount
2013	$ 149,500,587
2014	11,295,802
2015	6,474,827
2016	60,422,723
2017 & thereafter	51,747,033
Total	$ 279,440,972

NOTE 10 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bank has entered into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets and consist of one obligation totaling $10.0 million at December 31, 2012. On November 14, 2007, the Bank borrowed $10.0 million under a nine-year repurchase agreement at a fixed rate of 4.40%. All repurchase agreements require quarterly interest only payments with principal and interest due on maturity. The dollar amounts of securities underlying the agreements are book entry securities. U.S. government agency securities with book values of $12,421,961 and $25,012,097 and fair values of $12,450,185 and $24,997,678 at December 31, 2012 and 2011, respectively, are used as collateral for the agreements.

Securities sold under repurchase agreements are summarized as follows for the years ended December 31, 2012 and 2011:

	2012	2011
Amount outstanding at year end	$ 10,000,000	$ 20,000,000
Average amount outstanding during year	17,218,122	20,011,907
Maximum outstanding at any month-end	20,000,000	20,000,000
Weighted average rate paid at year-end	4.40%	4.21%
Weighted average rate paid during the year	4.29%	4.89%

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES

On February 22, 2006, Tidelands Statutory Trust (the "Trust I"), a non-consolidated subsidiary of the Company, issued and sold floating rate capital securities of the trust (the "Trust I Securities"), generating proceeds of $8.0 million. The Trust I loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

The Trust I Securities in the transaction accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 1.38%, which was 1.690% at the period ended December 31, 2012. The distribution rate payable on the Trust I Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Trust I Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of March 30, 2036.

The Trust I Securities mature or are mandatorily redeemable upon maturity on March 30, 2036 or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem the Trust I Securities in whole or in part, on or after March 30, 2011. The Company may also redeem the Trust I Securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

On June 20, 2008, Tidelands Statutory Trust II (the "Trust II"), a non-consolidated subsidiary of the Company, issued and sold floating rate capital securities of the trust (the "Trust II Securities"), generating proceeds of $6.0 million. The Trust II loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 Capital under Federal Reserve Board guidelines.

The Trust II Securities accrue and pay distributions quarterly at a rate equal to (i) 9.425% fixed for the first 5 years, and (ii) the three-month LIBOR rate plus 5.075% thereafter. The distribution rate payable on the Trust II Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Trust II Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of June 30, 2038.

The Trust II Securities mature or are mandatorily redeemable upon maturity on June 30, 2038 or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem the Trust II Securities in whole or in part, on or after June 30, 2013. The Company may also redeem the Trust II Securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

Beginning with the scheduled payment date of December 30, 2010, the Company has deferred the payment of interest on its outstanding subordinated debentures for an indefinite period (which can be no longer than 20 consecutive quarterly periods). This and any future deferred distributions will continue to accrue interest.

Distributions on the trust preferred securities are cumulative. Therefore, in accordance with generally accepted accounting principles, the Company will continue to accrue the monthly cost of the trust preferred securities as it has since issuance. As of December 31, 2012, the amount of accrued interest was $1,669,999.

NOTE 12– ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2012, advances from the Federal Home Loan Bank ("FHLB") were comprised of three advances totaling $34.0 million. On September 21, 2007, the Bank borrowed $9.0 million under a 10-year convertible advance at a fixed rate of 3.96%. On September 22, 2010, the Bank borrowed $18.0 million under a 3-year advance at a fixed rate of 1.02%. On March 22, 2011, the bank borrowed $7.0 million under a 2-year advance at a fixed rate of 0.86%. All advances require interest only payments with principal and interest due on maturity. The advances are collateralized by pledged FHLB stock and certain loans. At December 31, 2012, loans totaling $54.1 million were pledged as collateral at the Federal Home Loan Bank. The FHLB, at their discretion can refuse any additional borrowings in future periods. FHLB advances are summarized as follows for the periods ended December 31, 2012 and 2011:

	2012	2011
Amount outstanding at period end	$34,000,000	$34,000,000
Average amount outstanding during the year	34,000,000	32,465,753
Maximum outstanding at any month-end	34,000,000	34,000,000
Weighted average rate at year-end	1.76%	1.76%
Weighted average rate during the year	1.76%	1.82%

NOTE 13 - OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2012 and 2011 are summarized below:

	2012	2011
Professional fees	$ 1,331,916	$ 1,387,230
Telephone expenses	204,728	215,403
Office supplies, stationery, and printing	73,730	58,803
Insurance	408,763	374,263
Postage	8,580	10,840
Data processing	730,502	682,000
Advertising and marketing	202,145	482,752
FDIC Assessment	1,194,649	1,337,519
Other loan related expense	242,170	371,946
Other	408,876	368,550
Total	$ 4,806,059	$ 5,289,306

NOTE 14 - INCOME TAXES

For the years ended December 31, 2012 and 2011 income tax expense consisted of the following:

	2012	2011
Current portion:		
Federal	$ —	$ (48,692)
State	—	—
Total current	—	(48,692)
Deferred income taxes	—	—
Income tax expense (benefit)	$ —	$ (48,692)

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2012, the Company had stated net operating losses for Federal tax purposes of $34,905,177 and state net operating losses of $7,002,046. These net operating losses begin expiring in 2025. Management has determined that is more likely than not that the deferred tax asset related to continuing operations at December 31, 2012 will not be realized, and accordingly, has established a valuation allowance. In 2012, the valuation allowance increased by $1,257,157. As of December 31, 2011, the Company had stated net operating losses for Federal tax purposes of $28,803,304 and state net operating losses of $5,417,786. These net operating losses begin expiring in 2025. Management has determined that is more likely than not that the deferred tax asset related to continuing operations at December 31, 2011 will not be realized, and accordingly, has established a valuation allowance.

At December 31, 2012, income tax returns from 2011, 2010 and 2009 remain subject to review by tax authorities. The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2012	**2011**
Deferred tax assets:		
Allowance for loan losses	$ 2,285,277	$ 3,508,888
Net operating loss carry forward	12,098,828	9,971,910
Loan fees and costs	—	—
Interest on nonaccrual loans	1,178,806	332,220
Tax credit	345,993	317,348
Deferred compensation	310,889	311,650
Unrealized loss on securities available-for-sale	5,247	19,564
Other real estate owned	625,184	674,049
Other	89,990	320,607
Total deferred tax assets	16,940,214	15,456,236
Valuation allowance	16,066,275	14,809,124
Total net deferred tax assets	873,939	647,112
Deferred tax liabilities:		
Accumulated depreciation	425,985	485,435
Loan fees and costs	40,896	112,839
Prepaid expenses	123,489	19,389
Other	278,322	9,885
Total deferred tax liabilities	868,692	627,548
Net deferred tax asset	$ 5,247	$ 19,564

A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% for 2012 and 2011 to income before income taxes follows:

	2012		2011	
	Amount	**Rate**	**Amount**	**Rate**
Tax expense (benefit) at statutory rate	$(1,072,124)	(34.0%)	$ (3,114,702)	(34.0%)
State income tax, net of federal income tax effect	(23,688)	(0.75%)	(27,346)	(0.30%)
Cash value of life insurance	(161,031)	(5.11%)	(181,119)	(1.98%)
Stock based compensation expense	—	—	—	—
Tax exempt interest	—	—	—	—
Valuation allowance	1,239,886	39.32%	3,323,472	36.28%
Other	16,957	0.54%	(48,997)	(0.53%)
Income tax expense (benefit)	$ —	0.00%	$ (48,692)	(0.53%)

NOTE 15 - LEASES

The lease on the Bank's main branch was originated on March 24, 2004 and had an initial 10-year term. The lease required monthly payments of $14,840 for the first three years, increased 9% in year four and 3% every year thereafter. The lease is renewable at the bank's option for two five-year terms. Rental expense on this facility was $223,927 and $222,553 for the years ended December 31, 2012 and 2011 respectively.

The Bank leases a building for the Myrtle Beach branch location from a lessor in which a Company director has a 50% ownership. The lease commenced on July 1, 2007 and has a 20-year term at a monthly expense of $12,500. The lease may be extended at the Bank's option for two additional ten-year terms. Rental expense under these operating lease agreements was $150,000 and $150,000 for the years ended December 31, 2012 and 2011.

The Bank has entered into a land lease for its West Ashley branch, which opened in July 2007. The lease was originated on December 22, 2005 and has an initial 20-year term. The lease may be extended at the Bank's option for four additional five-year terms. The lease requires monthly payments of $6,067 for the first five years and increases 12% every fifth year thereafter. Rental expense under these operating lease agreements was $78,624 and $72,800 for the years ended December 31, 2012 and 2011.

The Bank leases office space for the Bluffton branch location. The lease was originated on June 13, 2007 and has a 20-year term with four five-year renewal options. The lease requires monthly payments of $13,189. Rental expense under these operating lease agreements was $157,908 and $154,576 for the years ended December 31, 2012 and 2011.

The Bank has entered into a land lease for office space located at 830 Lowcountry Boulevard, Mount Pleasant, SC for the building of executive offices. The lease was originated on April 24, 2007 and has a 20-year term with four five-year renewal options. The lease requires monthly payments of $9,167 for the first five years, increased 7.5% every fifth year thereafter. Rental expense under this operating lease agreement was $114,125 and $110,000 for the years ended December 31, 2012 and 2011.

The Bank also leases office space for its Murrells Inlet branch location. The lease was originated on March 20, 2007 and has a 20-year term. The lease may be extended at the Bank's option for one additional ten-year term. The lease requires monthly payments of $10,000 that began on June 26, 2008. Rental expense under this operating lease agreement was $120,000 and $120,000 for the years ended December 31, 2012 and 2011.

Future minimum lease payments under these operating leases are summarized as follows:

2013	$ 858,693
2014	666,677
2015	628,048
2016	628,048
2017	638,190
Thereafter	6,262,746
	$ 9,682,402

NOTE 16 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability.

Related party loan transactions for the years ended December 31, 2012 and 2011 are summarized below:

	December 31,	
	2012	2011
Balance, beginning of year	$10,140,962	$14,208,068
New loans	683,450	5,897,397
Less loan repayments	(649,828)	(6,233,597)
Other changes due to changes in directors and officers	—	(3,730,906)
Balance, end of year	**$10,174,584**	**$10,140,962**

Deposits from directors and executive officers and their related interests totaled $642,184 and $633,167 at December 31, 2012 and 2011, respectively. As mentioned in Note 15, one of the Company's directors is a 50% owner of an office building in Myrtle Beach, SC in which Tidelands Bank is a tenant.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

From time to time, we are involved in routine legal matters incidental to our business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Consistent with Item 103 of Regulation S-K, we are presently involved in the following material pending legal proceedings not incidental to the business of the Company:

In December 2011, a lawsuit was filed in the South Carolina Circuit Court in Charleston, South Carolina against Tidelands Bancshares, Inc. and Tidelands Bank, as well as certain current and former officers and directors, by Robert E. Coffee, Jr., our former President and Chief Executive Officer. The lawsuit alleges causes of action for breach of employment contract, fraud and negligent misrepresentation and asks for actual damages, punitive damages and attorneys' fees. Mr. Coffee is seeking actual damages of $780,000 related to a severance payment that Mr. Coffee claims is due under his employment contract. The bank and holding company are prohibited from making any payments to Mr. Coffee without the FDIC's approval, and the FDIC has informed the bank that it does not approve of any such severance payments being made to Mr. Coffee. Mr. Coffee is also seeking continuation of certain insurance benefits. The lawsuit is currently in the discovery stage. The Company cannot provide assurances as to the outcome of this matter at this time.
Company.

NOTE 18 – INCOME (LOSS) PER COMMON SHARE

Basic income (loss) per common share is computed by dividing net loss by the weighted-average number of common shares outstanding. Diluted income (loss) per common share is computed by dividing net loss by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Potentially dilutive common share equivalents include common shares issuable upon the exercise of outstanding stock options and warrants.

Basic and diluted loss per share is computed below:

	Year Ended December 31,	
	2012	2011
Basic loss per share computation:		
Net loss available to common shareholders	$ (4,112,394)	$(10,056,067)
Average common shares outstanding - basic	4,098,269	4,044,186
Basic net loss per share	$ (1.00)	$ (2.49)
Diluted loss per share computation:		
Net loss available to common shareholders	$ (4,112,394)	$(10,056,067)
Average common shares outstanding - basic	4,098,269	4,044,186
Incremental shares from assumed conversions: Stock options and warrants	–	–
Average common shares outstanding - diluted	4,098,269	4,044,186
Diluted loss per share	$ (1.00)	$ (2.49)

For the period ended December 31, 2012 and 2011, there were no stock options outstanding that were anti-dilutive. At December 31, 2012 and 2011, there were 571,821 warrant shares outstanding that were anti-dilutive. Options and warrants are considered anti-dilutive because the exercise price exceeds the average market price for the period.

NOTE 19 - REGULATORY MATTERS

Regulatory Actions

On June 1, 2010, the Federal Deposit Insurance Corporation (the "FDIC") and the South Carolina State Board of Financial Institutions (the "State Board") conducted their annual joint examination of the Bank. As a result of the examination, the Bank entered into a Consent Order, effective December 28, 2010 (the "Consent Order"), with the FDIC and the State Board. Based on information included in the FDIC's report, the Bank's credit risk rating at the FHLB has been negatively impacted, resulting in reduced borrowing capacity. This action also restricts the Bank's ability to accept, renew, or roll over brokered deposits. In addition, the Bank's ability to borrow funds from the Federal Reserve Bank Discount Window as a source of short-term liquidity is not guaranteed. The Federal Reserve Discount Window borrowing capacity has been curtailed to only overnight terms, contingent upon credit approval for each transaction.

The Consent Order requires the Bank to, among other things, take the following actions: establish a board committee to monitor and coordinate compliance with the Consent Order; ensure that the Bank has competent management in place; develop an independent assessment of the Bank's management and staffing needs; achieve Tier 1 capital at least equal to 8% of total assets and Total Risk-Based capital at least equal to 10% of total risk-weighted assets within 150 days and establish a capital plan that includes a contingency plan to sell or merge the Bank; implement a plan addressing liquidity, contingency funding, and asset liability management; implement a program designed to reduce the Bank's exposure in problem assets; develop a three year strategic plan; adopt an effective internal loan review and grading system; adopt a plan to reduce concentrations of credit; implement a policy to ensure the adequacy of the Bank's allowance for loan and lease losses; implement a written plan to improve and sustain the

Bank's earnings; revise, adopt and implement a written asset/liability management policy to provide effective guidance and control over the Bank's funds management activities; develop a written policy for managing interest rate risk; not declare or pay any dividends or bonuses or make any distributions of interest, principal, or other sums on subordinated debentures without prior regulatory approval; not accept, renew, or rollover any brokered deposits unless it is in compliance with regulatory requirements and adopt a plan to eliminate reliance on brokered deposits; limit asset growth to 10% per year; adopt an employee compensation plan after undertaking an independent review of compensation paid to all the Bank's senior executive officers; and address various violations of law and regulation cited by the FDIC.

The Company intends to take all actions necessary to enable the Bank to comply with the requirements of the Consent Order. There can be no assurance that the Bank will be able to comply fully with the provisions of the Consent Order, and the determination of our compliance will be made by the FDIC and the State Board. Failure to meet the requirements of the Consent Order could result in additional regulatory requirements, which could ultimately lead to the Bank being taken into receivership by the FDIC. As of December 31, 2012 the Company is not in compliance with the provisions outlined in the Consent Order.

Regulatory Capital Requirements

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Company's or Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Company and Bank are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

To be considered "well-capitalized," generally a bank must maintain a Leverage Capital ratio of at least 5%, Tier 1 Capital of at least 6%, and Total Risk-Based Capital of at least 10%. The Consent Order, however, includes a requirement that the Bank achieve and maintain minimum capital requirements that exceed the minimum regulatory capital ratios for "well capitalized" banks.

As of December 31, 2012 and 2011, the following table summarizes the capital amounts and ratios of the Company and the regulatory minimum requirements:

Tidelands Bancshares, Inc.	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012						
Total capital (to risk-weighted assets)	$27,170,000	6.96%	$31,240,880	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	13,585,000	3.48%	15,620,440	4.00%	N/A	N/A
Tier 1 capital (to average assets)	13,585,000	2.57%	21,112,440	4.00%	N/A	N/A
December 31, 2011						
Total capital (to risk-weighted assets)	$33,644,000	8.27%	$32,526,320	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	18,746,000	4.61%	16,263,160	4.00%	N/A	N/A
Tier 1 capital (to average assets)	18,746,000	3.50%	21,444,040	4.00%	N/A	N/A

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2012 and 2011:

Tidelands Bank	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012						
Total capital (to risk-weighted assets)	$31,460,000	8.06%	$31,214,400	8.00%	$39,018,010	10.00%
Tier 1 capital (to risk-weighted assets)	26,559,000	6.81%	15,607,200	4.00%	23,410,800	6.00%
Tier 1 capital (to average assets)	26,559,000	5.05%	21,052,720	4.00%	26,315,900	5.00%
December 31, 2011						
Total capital (to risk-weighted assets)	$33,992,000	8.37%	$32,500,210	8.00%	$40,625,270	10.00%
Tier 1 capital (to risk-weighted assets)	28,847,000	7.10%	16,250,110	4.00%	24,375,160	6.00%
Tier 1 capital (to average assets)	28,847,000	5.40%	21,371,760	4.00%	26,714,700	5.00%

To be considered "well-capitalized" per the requirements of the Consent Order, the Bank must obtain a minimum amount of $39,018,010 in total capital in order to maintain a Total Risk-Based Capital of 10%. In addition, the Bank would need $42,105,440 of Tier 1 capital in order to maintain a minimum Leverage Capital ratio of 8%. As of December 31, 2012, the bank was deemed "adequately capitalized". As such, the Bank was not considered in compliance with the capital requirements of the Consent Order.

NOTE 20 - UNUSED LINES OF CREDIT

As of December 31, 2012, the Bank had no unused line of credit to purchase federal funds from unrelated banks. Lines of credit are available from the FHLB with a remaining credit availability of $44.9 million and an excess lendable collateral value of approximately $1.2 million at December 31, 2012. In addition, we maintain a $161,000 line of credit with the Federal Reserve Bank. This line of credit is secured by approximately $500,000 in bonds as of December 31, 2012.

NOTE 21 - SHAREHOLDERS' EQUITY

Preferred Stock - In December 2008, in connection with the Troubled Asset Relief Program (the "TARP") Capital Purchase Program (the "CPP"), established as part of the Emergency Economic Stabilization Act of 2008, the Company issued to the U.S. Treasury 14,448 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Preferred Stock"), having a liquidation preference of $1,000 per share. The Preferred Stock has a dividend rate of 5% for the first five years and 9% thereafter. The Preferred Stock has a call feature after three years.

In connection with the sale of the Preferred Stock, the Company also issued to the U.S. Treasury a ten-year warrant to purchase up to 571,821 shares of the Company's common stock (the "Warrants"), par value $0.01 per share at an initial exercise price of $3.79 per share.

As required under the TARP Capital Purchase Program, dividend payments on and repurchase of the Company's common stock are subject to certain restrictions. For as long as the Preferred Stock is outstanding, no dividends may be declared or paid on the Company's common stock until all accrued and unpaid dividends on the Preferred Stock are fully paid. In addition, the U.S. Treasury's consent is required for any increase in dividends on common stock before the third anniversary of issuance of the Preferred Stock and for any repurchase of any common stock except for repurchases of common shares in connection with benefit plans.

The Preferred Stock and Warrants were sold to the U.S. Treasury for an aggregate purchase price of $14,448,000 in cash. The purchase price was allocated between the Preferred Stock and the Warrants based upon the relative fair values of each to arrive at the amounts recorded by the Company. This resulted in the Preferred Stock being issued at a discount which is being amortized on a level yield basis as a charge to retained earnings over an assumed life of five years.

Beginning with the payment date of November 15, 2010, the Company deferred dividend payments on the TARP Preferred Stock. Although the Company may defer dividend payments, the dividend is a cumulative dividend and failure to pay dividends for six dividend periods would trigger board appointment rights for the holder of the TARP Preferred Stock. As of December 31, 2012 the Company has deferred $1,625,400 in cumulative unpaid dividends.

Restrictions on Dividends - A South Carolina state bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board, provided that the Bank received a composite rating of one or two at the last federal or state regulatory examination. The Bank must obtain approval from the State Board prior to the payment of any other cash dividends. In addition, under the Federal Deposit Insurance Corporation Improvement Act, the Bank may not pay a dividend if, after paying the dividend, the Bank would be undercapitalized. As described above on December 28, 2010, the Bank entered into the Consent Order with the FDIC and the State Board which, among other things, prohibits the Bank from declaring or paying any dividends or making any distributions of interest, principal, or other sums on subordinated debentures without the prior approval of the supervisory authorities.

NOTE 22 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Standby letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. At December 31, 2012, the Bank had $75,000 reserved for off-balance sheet credit exposure related to unfunded commitments included in other liabilities on our consolidated balance sheet.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table sets forth unused commitments to extend credit and standby letters of credit at December 31, 2012 and 2011:

	2012	2011
Commitments to extend credit	$ 15,191,625	$ 12,863,026
Standby letters of credit	399,041	148,075
Total	**$15,590,666**	**$13,011,101**

NOTE 23 – STOCK COMPENSATION PLANS

On May 10, 2004, the Company established the 2004 Tidelands Bancshares, Inc. Stock Incentive Plan ("Stock Plan") that provides for the granting of options to purchase 20% of the outstanding shares of the Company's common stock to directors, officers, or employees of the Company. The plan was amended during 2005 to provide for the designation of an additional 348,997 shares as incentive stock options. The per-share exercise price of incentive stock options granted under the Stock Plan may not be less than the fair market value of a share on the date of grant and vest based on continued service with the Company for a specified period, generally two to five years following the date of grant. The per-share exercise price of stock options granted is determined by a committee appointed by the Board of Directors. The expiration date of any option may not be greater than 10 years from the date of grant. Options that expire unexercised or are forfeited become available for reissuance. During the quarter ended June 30, 2010, all options that had been previously granted were voluntarily forfeited by each employee, officer and director grantee.

The Company did not grant options during the years ended December 31, 2012 and 2011. There were no options exercised during the years ended December 31, 2012 and 2011.

A summary of the status of the Company's Stock Plan as of December 31, 2012 and 2011 is presented below:

	2012			2011		
	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of year	—	$ —		—	$ —	
Granted	—	—		—	—	
Exercised	—	—		—	—	
Forfeited	—			—		
Outstanding at end of year	—	$ —	$ —	—		$ —
Options exercisable at year-end	—		$ —	—		$ —
Shares available for grant [1]	782,007			782,007		

[1] 20% of outstanding shares less options exercised

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2012 and the exercise price, multiplied by the number of in-the-money options) that would be received by the option holders had all options holders exercised their options on December 31, 2012. This amount changes based on the fair value of the Company's stock. For the years ended December 31, 2012 and 2011, there was $0 of total recognized compensation cost related to the share-based compensation arrangements granted under the Stock Plan.

As of December 31, 2012, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Stock Plan. For the year ended December 31, 2012 there was no shares vested. The total fair value for shares vested during the years ended December 31, 2012 and 2011 was $0. The company had no nonvested options outstanding as of December 31, 2012. All participants forfeited their option shares during 2010.

NOTE 24 - EMPLOYEE STOCK OWNERSHIP PLAN

On May 17, 2007, the Company announced the formation of the Tidelands Bancshares, Inc. Employee Stock Ownership Plan ("ESOP"), a non-contributory plan, for its employees. The ESOP will purchase shares of the Company's common stock on the open market from time to time with funds borrowed from a loan from a third party lender. All employees of the Company meeting certain tenure requirements are entitled to participate in the ESOP. Compensation expense related to the ESOP was $3,502 and $10,216 for the years ended December 31, 2012 and 2011. At December 31, 2012 the ESOP has outstanding loans amounting to $1,225,000.

A summary of the unallocated share activity of the Company's ESOP is presented below:

	December 31,	
	2012	2011
Balance, beginning of year	129,326	150,531
New share purchases	—	—
Shares released to participants	(10,413)	(5,587)
Shares allocated to participants	(10,088)	(15,618)
Balance, end of year	108,825	129,326

The aggregate fair value of the 108,825 unallocated shares was $33,736 based on the $0.31 closing price of our common stock on December 31, 2012. The aggregate fair value of the 129,326 unallocated shares was $10,346 based on the $0.08 closing price of our common stock on December 31, 2011.

NOTE 25 – RETIREMENT PLANS

The Company has a 401(k) profit sharing plan, which provides retirement benefits to a majority of officers and employees who meet certain age and service requirements. The plan includes a "salary reduction" feature pursuant to Section 401(k) of the Internal Revenue Code. At its discretion, the Bank may make matching contributions of $.50 for every dollar contributed up to 6% of the participants' annual compensation. Expenses charged to earnings for the 401(k) profit sharing plan were approximately $0 and $26,114 in 2012 and 2011, respectively.

The Bank has a Supplemental Executive Retirement Plan (Supplemental Plan). This plan provides an annual post-retirement cash payment beginning after a chosen retirement date for certain officers of the Bank. The officer will receive an annual payment from the Bank equal to the promised benefits. In connection with this plan, life insurance contracts were purchased on the officers. Effective June 30, 2010, the executive officers have agreed to cease further benefit accrual under the contracts and will only be entitled to receive benefits accrued through June 30, 2010. There was $0 of expense related to the plan in 2012 and 2011.

As of December 31, 2012, total benefits expected to be paid in future periods equal $914,380, such payments commenced during 2012 in the amount of $2,239. Total benefits expected to be paid between the years 2013 and 2018 equal $229,534 with $684,846 remaining in the years thereafter.

NOTE 26 - TIDELANDS BANCSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Tidelands Bancshares, Inc. (Parent Company Only).

Condensed Balance Sheets

	December 31,	
	2012	2011
Assets:		
Cash and due from banks	$ 2,177,037	$ 2,438,470
Other equity securities	55,250	55,250
Investment in banking subsidiary	26,549,151	28,843,816
Other assets	436,775	434,411
Total assets	$ 29,218,213	$ 31,771,947
Liabilities and shareholders' equity:		
Junior subordinated debentures	$ 14,434,000	$ 14,434,000
ESOP borrowings	1,225,000	1,425,000
Other liabilities	3,379,084	1,854,665
Shareholders' equity	10,180,129	14,058,282
Total liabilities and shareholders' equity	$ 29,218,213	$ 31,771,947

Condensed Statements of Operations

	For the Years Ended December 31,	
	2012	2011
Income:		
Gain on sale of available-for-sale securities	—	26,500
Other investment income	7,124	12,069
Total income	7,124	38,569
Expense:		
Junior subordinated debentures	745,649	734,430
ESOP compensation	3,502	10,216
Other borrowings	61,694	70,672
Other	60,869	25,415
Total expense	871,714	840,733
Loss before income taxes and equity in undistributed losses of banking subsidiary	(864,590)	(802,164)
Income tax (benefit)/expense	—	154,810
Equity in undistributed losses of banking subsidiary	(2,288,716)	(8,155,221)
Net loss	$ (3,153,306)	$ (9,112,195)

NOTE 26 - TIDELANDS BANCSHARES, INC. (PARENT COMPANY ONLY) - *continued*

Condensed Statements of Cash Flows

	For the Years Ended December 31,	
	2012	2011
Cash flows from operating activities:		
Net loss	$ (3,153,306)	$ (9,112,195)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in other assets	54,006	665
Increase in other liabilities	745,649	735,245
Equity in undistributed loss of subsidiary	2,288,716	8,155,221
Decrease in deferred income taxes	—	154,810
Net cash used by operating activities	(64,935)	(66,254)
Cash flows from investing activities:		
Proceeds from sales of securities available-for-sale	—	—
Net cash used by investing activities	—	—
Cash flows from financing activities:		
Repayment of ESOP borrowings	(200,000)	(200,000)
Decrease in unearned ESOP shares	3,502	10,215
Net cash used by financing activities	(196,498)	(189,785)
Net decrease in cash	(261,433)	(256,039)
Cash, beginning of period	2,438,470	2,694,509
Cash, end of period	$ 2,177,037	$ 2,438,470

NOTE 27 – TROUBLED DEBT RESTRUCTURINGS

The troubled debt restructurings (TDR's) amounted to $34,929,918 at December 31, 2012. The accruing TDR's were $30,206,627 and the non-accruing TDR's were $4,723,291 at December 31, 2012. The TDR's amounted to $33,705,357 at December 31, 2011. The accruing TDR's were $23,771,374 and the non-accruing TDR's were $9,933,983 at December 31, 2011.

The following chart represents the troubled debt restructurings incurred during the years ended December 31, 2012 and 2011:

		For the year ended December 31, 2012	
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Residential Real Estate	9	$ 3,507,257	$ 3,465,845
Residential Real Estate Construction	7	2,907,305	2,907,305
Consumer	1	948,005	948,005
Commercial Real Estate	3	5,934,226	5,934,226
Totals	20	$ 13,296,793	$ 13,254,381

		For the year ended December 31, 2011	
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Residential RE Construction	1	$ 135,000	$ 134,768
Commercial Construction	1	3,666,763	3,666,763
Residential Real Estate	11	5,774,838	3,713,056
Commercial Real Estate	13	24,303,692	23,631,166
Commercial & Industrial	2	726,216	726,216
Totals	28	$ 34,606,509	$ 31,871,969

During the year ended December 31, 2012, the Bank modified 20 loans that were considered to be troubled debt restructurings. We extended the terms for 20 of these loans and the interest rate was lowered for 15 of these loans. During the year ended December 31, 2011, the Bank modified 28 loans that were considered to be troubled debt restructurings. We extended the terms for 28 of these loans and the interest rate was lowered for 18 of these loans.

The following chart represents the troubled debt restructurings that subsequently defaulted during the years ended December 31, 2012 and 2011:

		For the year ended December 31, 2012
	Number of Contracts	**Recorded Investment**
Troubled Debt Restructurings That Subsequently Defaulted During the Period:		
Residential Real Estate	1	$ 293,200
Commercial Real Estate Const	1	792,261
Commercial Real Estate	1	2,198,386

		For the year ended December 31, 2011
	Number of Contracts	**Recorded Investment**
Troubled Debt Restructurings That Subsequently Defaulted During the Period:		
Residential Real Estate	1	$ 441,000
Commercial Real Estate	1	254,441
Residential RE Const	1	506,872
Commercial & Industrial	1	246,216

During the year ended December 31, 2012, three loans that had previously been restructured, were in default, two of which went into default in the fourth quarter. During the year ended December 31, 2011, four loans that had previously been restructured, were in default, all of which went into default in the fourth quarter.

In the determination of the allowance for loan losses, management considers troubled debt restructurings and subsequent defaults in these restructurings by performing the usual process for all loans in determining the allowance for loan loss.

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Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective as of December 31, 2012. There have been no significant changes in our internal control over financial reporting during the fourth fiscal quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f). A system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria established in a report entitled "Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission" and the interpretive guidance issued by the Commission in Release No. 34-55929. Based on this evaluation, our management has evaluated and concluded that our internal control over financial reporting was effective as of December 31, 2012.

We are continuously seeking to improve the efficiency and effectiveness of our operations and of our internal controls. This results in modifications to our processes throughout the company. However, there has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 of Form 10-K is incorporated by reference from the information contained in the definitive proxy statement for the Annual Meeting of Shareholders, which is expected to be filed within 120 days after the registrant's year ended December 31, 2012.

Item 11. Executive Compensation.

The information required by Item 11 of Form 10-K is incorporated by reference from the information contained in the definitive proxy statement for the Annual Meeting of Shareholders, which is expected to be filed within 120 days after the registrant's year ended December 31, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 of Form 10-K is incorporated by reference from the information contained in the definitive proxy statement for the Annual Meeting of Shareholders, which is expected to be filed within 120 days after the registrant's year ended December 31, 2012.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 of Form 10-K is incorporated by reference from the information contained in the definitive proxy statement for the Annual Meeting of Shareholders, which is expected to be filed within 120 days after the registrant's year ended December 31, 2012.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 of Form 10-K is incorporated by reference from the information contained in the definitive proxy statement for the Annual Meeting of Shareholders, which is expected to be filed within 120 days after the registrant's year ended December 31, 2012.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

3.1. Amended and Restated Articles of Incorporation of Tidelands Bancshares, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on June 16, 2008).

3.2 Articles of Amendment to the Company's Restated Articles of Incorporation establishing the terms of the Series T Preferred Stock (incorporated by reference as Exhibit 3.1 to the Company's Form 8-K filed on December 19, 2008).

3.3. Articles of Amendment to the Company's Restated Articles of Incorporation increasing the authorized shares of common stock (incorporated by reference to Exhibit 3.3 of the Company's Form S-1/A filed on April 21, 2010).

3.4 Amended and Restated Bylaws of Tidelands Bancshares, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on June 16, 2008).

4.1. See Exhibits 3.1 -3.4 for provisions in Tidelands Bancshares, Inc.'s Articles of Incorporation and Bylaws defining the rights of holders of the common stock.

4.2. Form of certificate of common stock (incorporated by reference as Exhibit 4.2 to the Company's Form SB-2 filed with the SEC, File No. 333-97035).

4.3 Warrant to Purchase up to 571,821 shares of Common Stock (incorporated by reference as Exhibit 4.1 to the Company's Form 8-K filed on December 19, 2008).

4.4 Form of certificate of Series T Preferred Stock Certificate (incorporated by reference as Exhibit 4.2 to the Company's Form 8-K filed on December 19, 2008).

4.5 Indenture between Tidelands Bancshares, Inc. and Wilmington Trust Company, as Trustee dated as of June 20, 2008 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on June 26, 2008).

4.6 Junior Subordinated Indenture between Tidelands Bancshares, Inc. and Wilmington Trust Company, as Trustee dated as of February 22, 2006 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on dated March 7, 2006).

10.1 Lease Agreement between Savings Associates and Tidelands Bank (incorporated by reference as Exhibit 10.1 to the Company's Form 10-KSB filed with the SEC for the period ended December 31, 2004).

10.2 Employment Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.5 Employment Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.6 Employment Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.9 Salary Continuation Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.11 Salary Continuation Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.17 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.12 Salary Continuation Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.18 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.15 Endorsement Split Dollar Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.20 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.17 Endorsement Split Dollar Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.22 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.18 Endorsement Split Dollar Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.23 of the Company's Current Report on Form 8-K filed on May 7, 2008).

10.20 Amended and Restated Declaration of Trust among Tidelands Bancshares, Inc., as sponsor, Wilmington Trust Company, as institutional trustee, Wilmington Trust Company, as Delaware trustee, and the Administrators named therein (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 26, 2008).

10.21 Guarantee Agreement between Tidelands Bancshares, Inc., as guarantor, and Wilmington Trust Company, as guarantee trustee (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on June 26, 2008).

10.22 Amended and Restated Trust Agreement among Tidelands Bancshares, Inc., as depositor, Wilmington Trust Company, as property trustee, Wilmington Trust Company, as Delaware trustee, and the administrative trustees named therein, including exhibits containing the related forms of the Tidelands Statutory Trust I Common Securities Certificate and the Preferred Securities Certificate (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 7, 2006).

10.23 Guarantee Agreement between Tidelands Bancshares, Inc., as guarantor, and Wilmington Trust Company, as guarantee trustee (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 7, 2006).

10.24 Letter Agreement, dated December 19, 2008, including Securities Purchase Agreement — Standard Terms incorporated by reference therein, between the Company and the United States Department of the Treasury (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 19, 2008).

10.25 Form of Waiver, executed by each of Messrs. Robert E. Coffee, Jr., Alan W. Jackson, Thomas H. Lyles, Milon C. Smith, and Robert H. Mathewes, Jr. (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 19, 2008).

10.26 Form of Letter Agreement, executed by each of Messrs. Robert E. Coffee, Jr., Alan W. Jackson, Thomas H. Lyles, Milon C. Smith, and Robert H. Mathewes, Jr. with the Company (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 19, 2008).

10.27 Tidelands Bancshares, Inc. 2004 Stock Incentive Plan and Form of Stock Option Agreement (Amendment No .1) as adopted by the Board of Directors November 20, 2006 (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the period ended September 30, 2007)

10.28 Amendment No. 2 to the 2004 Stock Incentive Plan for Tidelands Bancshares, Inc. as adopted by the Board of Directors October 20, 2008 (incorporated by reference to Exhibit 10.16 of the Company's Form 10-K filed on March 30, 2009).

10.29 Standard Form of Agreement between Tidelands Bank and Hill Construction dated November 17, 2009 (incorporated by reference to Exhibit 10.29 of the Company's Form 10-K filed on February 26, 2010).

10.30 Consent Order, effective December 28, 2010, between the FDIC, the South Carolina State Board of Financial Institutions, and Tidelands Bank (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on December 30, 2010).

21.1 Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the Company's Form 10-K filed on March 29, 2012).

23 Consent of Independent Public Accounting Firm.

24	Power of Attorney (contained on the signature page hereof).
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer.
32	Section 1350 Certifications.
99.1	Certification of the Chief Executive Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.
99.2	Certification of the Chief Financial Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.
101	The following financial information from Tidelands Bancshares Inc.'s Annual Report on Form 10-K for the period ended December 31, 2012, filed with the SEC on March 7, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets at December 31, 2012 and December 31, 2011, (ii) the Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2012 and 2011, (iii) the Consolidated Statement of Changes in Shareholders' Equity for the year ended December 31, 2012 and 2011, (iv) the Consolidated Statement of Cash Flows for the year ended December 31, 2012 and 2011, and (v) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIDELANDS BANCSHARES, INC.

Date: March 7, 2013

By: /s/Thomas H. Lyles
Thomas H. Lyles, President and Chief Executive Officer
(Principal Executive Officer)

Date: March 7, 2013

By: /s/John D. Dalton
John D. Dalton, Controller and Vice President
(Principal Financial and Accounting Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas H. Lyles, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael W. Burrell Michael W. Burrell	Director	March 7, 2013
/s/ Alan D. Clemmons Alan D. Clemmons	Director	March 7, 2013
/s/ John W. Gandy John W. Gandy	Director	March 7, 2013
/s/ John T. Parker, Jr. John T. Parker, Jr.	Director	March 7, 2013
/s/ Mary V. Propes Mary V. Propes	Director	March 7, 2013
/s/ Tanya D. Robinson Tanya D. Robinson	Director	March 7, 2013
/s/ Larry W. Tarleton Larry W. Tarleton	Director	March 7, 2013
/s/ Thomas H. Lyles Thomas H. Lyles	Director	March 7, 2013

Exhibit List

23 Consent of Independent Public Accounting Firm.

24 Power of Attorney (contained on the signature page hereof).

31.1 Rule 13a-14(a) Certification of the Chief Executive Officer.

31.2 Rule 13a-14(a) Certification of the Chief Financial Officer.

32 Section 1350 Certifications.

99.1 Certification of the Chief Executive Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

99.2 Certification of the Chief Financial Officer Pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008.

101 The following financial information from Tidelands Bancshares Inc.'s Annual Report on Form 10-K for the period ended December 31, 2012, filed with the SEC on March 7, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets at December 31, 2012 and December 31, 2011, (ii) the Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2012 and 2011, (iii) the Consolidated Statement of Changes in Shareholders' Equity for the year ended December 31, 2012 and 2011, (iv) the Consolidated Statement of Cash Flows for the year ended December 31, 2012 and 2011, and (v) Notes to Consolidated Financial Statements.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-121716 on Form S-8, of our report, dated March 7, 2013, relating to the consolidated balance sheet of Tidelands Bancshares, Inc. and subsidiary as of December 31, 2012 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for the year then ended, which appears in the December 31, 2012 annual report on Form 10-K.

/s/ Elliott Davis, LLC

Charleston, South Carolina
March 7, 2013

Exhibit 31.1

Rule 13a-14(a) Certification of the Chief Executive Officer

I, Thomas H. Lyles, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Tidelands Bancshares, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2013

/s/ Thomas H. Lyles
Thomas H. Lyles, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Rule 13a-14(a) Certification of the Chief Financial Officer

I, John D. Dalton, Controller, Vice President and Principal Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Tidelands Bancshares, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2013

/s/ John D. Dalton
John D. Dalton, Controller and Vice President
(Principal Financial and Accounting Officer)

Exhibit 32

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The undersigned, the Chief Executive Officer and the Principal Financial and Accounting Officer of Tidelands Bancshares, Inc. (the "Company"), each certify that, to his knowledge on the date of this certification:

1. The annual report of the Company for the period ended December 31, 2012 as filed with the Securities and Exchange Commission on this date (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/Thomas H. Lyles
Thomas H. Lyles, President and Chief Executive Officer
(Principal Executive Officer)

By: /s/John D. Dalton
John D. Dalton, Controller and Vice President
(Principal Financial and Accounting Officer)

Date: March 7, 2013

Exhibit 99.1

Certification

I, Thomas H. Lyles, President and Chief Executive Officer, certify, based on my knowledge, that:

(i) The compensation committee of Tidelands Bancshares, Inc. ("Tidelands") has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to Tidelands;

(ii) The compensation committee of Tidelands has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Tidelands and has identified any features of the employee compensation plans that pose risks to Tidelands and has limited those features to ensure that Tidelands is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Tidelands to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Tidelands will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of Tidelands will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Tidelands;

(B) Employee compensation plans that unnecessarily expose Tidelands to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of Tidelands to enhance the compensation of an employee;

(vi) Tidelands has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Tidelands has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Tidelands has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Tidelands and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Tidelands will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Tidelands will disclose the amount, nature, and justification for the offering during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Tidelands will disclose whether Tidelands, the board of directors of Tidelands, or the compensation committee of Tidelands has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Tidelands has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Tidelands has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Tidelands and Treasury, including any amendments;

(xv) Tidelands has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (*See,* for example 18 U.S.C. 1001.)

Date: March 7, 2013

By: /s/Thomas H. Lyles
Thomas H. Lyles, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 99.2

Certification

I, John D. Dalton, Controller, Vice President and Principal Financial and Accounting Officer, certify, based on my knowledge, that:

(i) The compensation committee of Tidelands Bancshares, Inc. ("Tidelands") has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to Tidelands;

(ii) The compensation committee of Tidelands has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Tidelands and has identified any features of the employee compensation plans that pose risks to Tidelands and has limited those features to ensure that Tidelands is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Tidelands to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Tidelands will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of Tidelands will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

> (A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Tidelands;
>
> (B) Employee compensation plans that unnecessarily expose Tidelands to risks; and
>
> (C) Employee compensation plans that could encourage the manipulation of reported earnings of Tidelands to enhance the compensation of an employee;

(vi) Tidelands has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Tidelands has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Tidelands has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Tidelands and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Tidelands will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Tidelands will disclose the amount, nature, and justification for the offering during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Tidelands will disclose whether Tidelands, the board of directors of Tidelands, or the compensation committee of Tidelands has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Tidelands has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Tidelands has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Tidelands and Treasury, including any amendments;

(xv) Tidelands has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (*See,* for example 18 U.S.C. 1001.)

Date: March 7, 2013

By: /s/John D. Dalton
John D. Dalton, Controller and Vice President
(Principal Financial and Accounting Officer)

TIDELANDS BANCSHARES, INC.
875 Lowcountry Boulevard
Mount Pleasant, South Carolina 29464

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 20, 2013

To our shareholders:

You are cordially invited to attend the 2013 Annual Meeting of Shareholders of Tidelands Bancshares, Inc., which is the holding company for Tidelands Bank. The Annual Meeting will be held at the Operations Center for Tidelands Bank located at 840 Lowcountry Boulevard, Mount Pleasant, South Carolina 29464 on Monday, May 20, 2013, at 10:00 a.m., for the following purposes:

1. *Elect Directors*. To elect eight members to our board of directors;

2. *Advisory (Non-binding) Vote on Executive Compensation.* To obtain a nonbinding resolution approving the compensation of the company's named executive officers as determined by the Compensation Committee and the Board of Directors ("Say-on-Pay");

3. *Ratification of Auditor*. To ratify the appointment of Elliott Davis, LLC as our independent auditor for the fiscal year ending December 31, 2013; and

4. *Other Business*. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on March 21, 2013 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at the Operations Center for Tidelands Bank located at 840 Lowcountry Boulevard, Mount Pleasant, South Carolina 29464 prior to the meeting. If your shares are held in "street name," you will need to obtain a proxy form from the institution that holds your shares in order to vote at our Annual Meeting. If you are a record shareholder and attend the meeting in person, you may withdraw your proxy and vote your shares if you want to change your vote.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to vote as soon as possible by telephone, through the Internet, or by signing, dating and mailing your proxy card in the envelope enclosed. Telephone and Internet voting permits you to vote at your convenience, 24 hours a day, seven days a week. Detailed voting instructions are included on your proxy card.

We thank you for your continued support during these difficult times.

By Order of the Board of Directors,



Thomas H. Lyles
President & Chief Executive Officer

Mount Pleasant, South Carolina
April 10, 2013


SEC MAIL PROCESSING
RECEIVED
APR 15 2013
WASH, D.C.
193
SECTION

TIDELANDS BANCSHARES, INC.
875 Lowcountry Boulevard
Mount Pleasant, South Carolina 29464

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 20, 2013

Our board of directors is soliciting proxies for the 2013 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

VOTING INFORMATION

The board set March 21, 2013 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 4,277,176 shares of common stock outstanding on the record date.

The presence in person or by proxy of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. If a share is represented for any purpose at the Annual Meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purposes of establishing a quorum. Therefore, valid proxies which are marked "Abstain" or "Withhold" or as to which no vote is marked, including proxies submitted by brokers who are the record owners of shares but who lack the power to vote such shares (so-called "broker non-votes"), will be included in determining the number of votes present or represented at the Annual Meeting. If a quorum is not present or represented at the meeting, the shareholders entitled to vote, present in person or represented by proxy, have the power to adjourn the meeting from time to time until a quorum is present or represented. If any such adjournment is for a period of less than 30 days, no notice, other than an announcement at the meeting, will be given of the adjournment. If the adjournment is for 30 days or more, notice of the adjourned meeting will be given in accordance with the bylaws. Directors, officers and regular employees of the company may solicit proxies for the reconvened meeting in person or by mail, telephone or other means. At any such reconvened meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. Once a quorum has been established, it will not be destroyed by the departure of shares prior to the adjournment of the meeting

Provided a quorum is established at the Annual Meeting, directors will be elected by a plurality of the votes cast at the Annual Meeting. All other matters to be considered and acted upon at the Annual Meeting require that the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter, provided a quorum has been established. Abstentions, broker non-votes and the failure to return a signed proxy will have no effect on the outcome of such matters.

Many of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and are also invited to attend the Annual Meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

If you hold your shares in street name, it is critical that you cast your vote. In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf as they felt appropriate. Changes were made to take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your broker how to vote at the meeting, no votes will be cast on your behalf. However, abstentions and broker non-votes will not affect the approval of the Say-on-Pay proposal or, to our knowledge, any other matter of business that may be brought before the Annual Meeting.

When you sign the proxy card, you appoint Thomas H. Lyles as your representative at the meeting. Mr. Lyles will vote your proxy as you have instructed him on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Mr. Lyles will vote your proxy "FOR" the proposals recommended by the Board of Directors. However, if any other matters come before the meeting, Mr. Lyles will vote your proxy on such matters in accordance with his judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting.

We will bear the cost of solicitation of proxies, including any charges and expenses of brokerage firms and others for forwarding solicitation material to the beneficial owners of our shares. In addition, solicitation of proxies may be made in person or by mail, telephone or other means by directors, officers and regular employees of the company. We may also request banking institutions, brokerage firms, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of our common stock held of record by such persons, and we will reimburse the reasonable forwarding expenses. This proxy statement was first mailed to shareholders on or about April 10, 2013.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of the Shareholders to be Held on May 20, 2013: This Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2012 are available at http://www.cfpproxy.com/5515. In addition, the above items and other SEC filings are also available to the public on the SEC's website on the Internet at www.sec.gov.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

The bylaws of the company provide for no less than five or more than 25 directors to serve on the Board of Directors for a period of one-year terms to be elected each year at the Annual Meeting of Shareholders. The Board of Directors has currently established the number of directors at 8. Our Board of Directors will submit to the shareholders for their vote at the Annual Meeting a slate of directors comprised of 8 nominees, all current directors of the company, to serve a one-year term expiring at the 2014 annual meeting of shareholders.

Our director nominees are:

Michael W. Burrell	Thomas H. Lyles	Tanya D. Robinson
Alan D. Clemmons	John T. Parker, Jr.	Larry W. Tarleton
John W. Gandy, CPA	Mary V. Propes	

The directors will be elected by a plurality of the votes cast at the meeting. This means that the eight nominees receiving the highest number of votes will be elected. Set forth below is certain information about the nominees, including business experience for the past five years and qualifications and attributes considered by our Board of Directors which led to the director's nomination. Each of the nominees is a director of the bank and has been a director of the company since its formation in 2002, except for Larry W. Tarleton who began serving as a director of our bank and our company in 2006, John W. Gandy and Mary V. Propes who began serving as directors of our bank and our company in 2007, and Thomas H. Lyles who began serving as a director of our bank and our company in 2011.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THESE NOMINEES.

Michael W. Burrell, 62, has been a resident of the Charleston area since 1977. Mr. Burrell graduated from Georgia State University in 1973 and completed his graduate work and earned his Masters Degree in Education in 1978 and his Educational Specialist degree in 1983 from The Citadel Military College in Charleston, South Carolina. He has served as an elementary school principal in Summerville since 1980 and before his retirement in 2002 served as the coordinator for federal and state programs on the district level. After his retirement, he continued to serve in a part time capacity as the principal for the Evening School Program at Fort Dorchester High School. He held this post for three years until the conclusion of the 2011 school year. He currently works with his wife in her business, Dancing Leaves Pottery. His community service in the area began with the formation of the first Boy Scout Troop for the disabled in 1977. Mr. Burrell is an active member in the Summerville Sertoma Club where he has served as president, treasurer, and an on-going board member since 1978. He and his wife have been active in the MS Challenge Walk for the past six years. He is also a member of Bethany United Methodist Church where he has taught Sunday school for both children and adults.

Alan D. Clemmons, 54, is a native of Myrtle Beach, South Carolina. He graduated in 1982 from Coastal Carolina University's School of Business Administration. He received his Juris Doctorate in 1989 from Hamline University of Saint Paul, Minnesota. Mr. Clemmons has been engaged in the practice of law with an emphasis on real estate and development with the Clemmons Law Firm, LLC since 2005. Prior to that time Mr. Clemmons practiced law as a partner at McCrackin, Barnett, Richardson and Clemmons, LLP from 1990. Mr. Clemmons, an Eagle Scout, has served as a volunteer to the Boy Scouts of America for over 30 years and has served in positions ranging from scoutmaster to counsel president and national committeeman. He served as a volunteer to the Maya Indians from 1978 to 1980 as a lay Christian Services Missionary in Southern Mexico with The Church of Jesus Christ of Latter-day Saints. Mr. Clemmons was an officer of the Horry County Republican Party for many years, and served as chairman from 1997 through 2000. He was elected to represent South Carolina as a delegate to the 2000, 2004, 2008 and 2012 Republican National Conventions. Mr. Clemmons was first elected to the South Carolina House of Representatives in 2002 and has served continuously since that time representing Myrtle Beach, one of the nation's top tourism destinations. He is past chairman of the House Freshman Caucus, Assistant Chief Whip and Officer of the House Republican Caucus. He currently serves in the South Carolina General Assembly as Chairman of the Rules Committee and of the Election Laws Subcommittee. Mr. Clemmons also serves as Chairman of the Interstate 73, 74 & 75 Corridor Association and Vice-chair of the South Carolina Judicial Merit Selection Commission.

John W. Gandy, CPA, 59, is a native of Myrtle Beach, South Carolina. Mr. Gandy graduated from Wofford College in 1976 and obtained an MBA from the Babcock Graduate School of Management at Wake Forest University in 1978. Mr. Gandy has been the owner of Gandy CPA Group, LLC since January of 2000. He began his career in the audit division of Arthur Andersen & Co., a former "Big Eight" international accounting firm. In 1980, he returned home to Myrtle Beach where he spent the next 16 years working with the Jackson Companies, a diversified group of companies in resort tourism, golf, rental management and real estate development. Beginning in 1996, interest in new ventures moved Mr. Gandy to go into the consulting business. Over the next four years, he was involved in numerous financial transactions and planning for real estate developments, golf courses, vacation destination marketing and private placements for several small and start-up companies. He is currently a partner or shareholder in Gandy Associates, LLC, Hospitality Lodging, Inc., The Focus Group Marketing Services, LLC (a design, printing and mailing operation), Office Developers, LLC, and various real estate related investments. He is active in a number of civic, professional and church activities in the Myrtle Beach area.

Thomas H. Lyles, 63, has served as chief executive of our company and our bank since April 2011, and, additionally, as president of our company and our bank since June 2011. He served as executive vice president and chief administrative officer of our company from 2007 until April 2011. Mr. Lyles is a graduate of Wofford College, The School of Bank Administration at the University of Wisconsin, and he has an MBA from the University of South Carolina. Mr. Lyles has over 40 years of banking experience.

John T. Parker, Jr., 49, has been a resident of Mount Pleasant since 1986. Mr. Parker graduated from Emory at Oxford in 1984 with an Associate of Arts degree, and subsequently graduated from Emory University in 1986 with a B.A. degree in Psychology. He worked at Georgia Mental Health in Atlanta before returning to Charleston to join Parker Marine Contracting Corporation, a family owned business that manufactures, builds, and installs concrete foundation pile, bridges, deep foundations, marine utilities and other construction services. He has been the vice president of Parker Marine for 17 years. Mr. Parker was the 2000-2002 president of the American Subcontractors Association (ASA), Charleston Chapter and he is past vice president and president of the board of directors for ASA of North and South Carolina. At present, he is on the Board of Directors for ASAC. Mr. Parker currently serves on the Scholarship Golf Tournament and Education Committees for ASA. Mr. Parker served as past president of the Board of Directors for the Pile Driving Contractors Association of South Carolina. He is a member of St. Andrews Church in Mount Pleasant.

Mary V. Propes, 60, is a native of Kentucky. Ms. Propes has served as chief executive officer of MVP Group International, Inc. since 1998 and MVP Textiles & Apparel since 2005. She entered the workforce in 1984 as a Chamber of Commerce Director in Graves County, Kentucky. Throughout her career, she was very successful in recruiting large industrial companies in the towns and cities she served. In addition, she serves on the boards of numerous private companies and organizations, both domestically and abroad.

Tanya D. Robinson, *59*, is a resident of Summerville. Mrs. Robinson graduated from Brigham Young University with a B.A. in Communications. She worked part-time for Dorchester District Two Schools as a Public Information Specialist from 2000 until 2010. She was elected to the Board of Trustees for Dorchester District Two Schools in 2010, was appointed to the Policy Board for the district in 2010, and was appointed Secretary to the Board of Trustees in 2013. Mrs. Robinson was elected Vice President of Membership and Field Services for the South Carolina Congress of Parents and Teachers for the 2011-13 term where she oversees membership and training programs throughout the state. She was elected District President for Dorchester and Colleton County Schools in 2002-2004, which took her into 21 schools to organize and train PTA personnel. She was elected Vice-President of the Dorchester Colleton District PTA for the 2012-14 term. Mrs. Robinson is a member of the Junior League of Summerville where she held the position of Community Service Chairman working closely with 25 local agencies. She served as Summerville High School's PTSA President from July of 2009 to June of 2012. She is in the Presidency of the Charleston area Women's Organization of the Church of Jesus Christ of Latter Day Saints. From 2007 through 2011, she chaired the Trident United Way for Dorchester District Two Schools and acted as a liaison for Trident United Way's Day of Caring. She is married to Kent Robinson and they have four children.

Larry W. Tarleton, 69, is a native of Wadesboro, North Carolina and a graduate of the University of North Carolina in Chapel Hill. In April 2009, he retired from The Post and Courier, South Carolina's largest newspaper, where he worked since 1988, first as editor for 10 years and then as publisher for 11 years. He had previously been an editor for newspapers in Charlotte, Miami and Dallas. He is very active in community affairs and currently serves on the board of the Coastal Carolina Council of the Boy Scouts of America and as chairman of the marketing/media committee for the 2013 U.S. Women's Amateur golf tournament. He has served on the Champions Committee for the 2012 PGA Championship at Kiawah Island, as chairman of the Trident United Way, as chairman of the Boy Scouts Tenderfoot Classic golf tournament, and on the board of the Charleston Metro Chamber of Commerce. He is a former president of the Country Club of Charleston and is a member of the Carolina Yacht Club.

Additional information is set forth below regarding other officers of our company and our bank.

John D. Dalton, 50, has served as vice president and controller of our company and our bank since June of 2011 and as principal financial officer of our company and our bank since July of 2012. Mr. Dalton grew up in Indiana and now resides in Mount Pleasant. He graduated from Ball State University with a B.S. in Accounting. He also attended the University of Indianapolis for graduate studies. He has 22 years of banking experience in various finance positions with National City Bank and JP Morgan Chase. At Old National Bank, he was a Senior Financial Analyst from 2005 until June of 2010 and with Atlantic Bank & Trust he was

Business Planning and Analysis Manager from July of 2010 until June of 2011. Mr. Dalton has been involved in community outreach programs delivering meals to the needy. He coached pee wee soccer through S. Gibson community and is an active member of Seacoast Church.

Robert H. (Bobby) Mathewes, Jr., 46, was a founder and has served as executive vice president since our formation and currently serves as Chief Community Banker. Mr. Mathewes grew up in Mt. Pleasant and graduated from the University of South Carolina, South Carolina Bankers School, and The Stonier Graduate School of Banking. He has over 23 years of banking experience at C&S Bank, NationsBank, SouthTrust Bank and BB&T. He is an active member of Seacoast Church.

Milon C. Smith, 62, has served as executive vice president and chief credit officer of our company and our bank since October 2005. Mr. Smith graduated from the University of South Carolina in 1972 with a B.S. degree in Banking and Finance. Mr. Smith furthered his banking education and attended continuing education classes through RMA, University of Oklahoma and BAI. Mr. Smith has been involved in the Columbia, Charleston and South Carolina state boards for community schools. He currently serves on the South Carolina Medical Malpractice PCF Board.

There are no family relationships among any of the directors and any executive officers of the company.

PROPOSAL NO. 2:

ADVISORY, NON-BINDING VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

We believe that our compensation policies and procedures for our named executive officers are competitive yet conservative, are focused on pay for performance principles, and are strongly aligned with the long-term interests of our shareholders. We also believe that both we and our shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. This proposal, commonly known as a "Say on Pay" proposal, gives you as a shareholder the opportunity to endorse the compensation for our named executive officers by voting to approve or not approve such compensation as described in this proxy statement. We encourage you to review the tables and our narrative discussion included in this proxy statement.

As a participant in the Treasury's Capital Purchase Program, we must submit a non-binding shareholder vote to approve the compensation of the company's named executive officers. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables our shareholders to vote to approve, on a non-binding basis, the compensation of the company's named executive officers. We are asking you to approve the compensation of the company's named executive officers as described under Compensation of Directors and Executive Officers and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement. Accordingly, we ask that you vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the company's proxy statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the 2012 Summary Compensation Table and the other related tables and disclosure."

Your vote is advisory and will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DETERMINED BY THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS, AS DISCLOSED IN THE SUMMARY COMPENSATION TABLE AND IN THE OTHER TABLES AND RELATED DISCUSSION INCLUDED IN THIS PROXY STATEMENT.

PROPOSAL NO. 3:

RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT AUDITOR

Our audit committee has appointed the firm of Elliott Davis, LLC, an independent registered public accounting firm, to serve as our auditor for the fiscal year ending December 31, 2013. Although shareholder ratification of the appointment of our independent auditor is not required by our bylaws or otherwise, we are submitting the selection of Elliott Davis to our shareholders for ratification to permit shareholders to participate in this important corporate decision. If not ratified, the audit committee will reconsider the selection, although the audit committee will not be required to select a different independent auditor. We expect that a representative from this firm will be present and available to answer appropriate questions at the Annual Meeting and will have an opportunity to make a statement if he or she desires to do so.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ELLIOTT DAVIS, LLC AS OUR INDEPENDENT AUDITOR.

CORPORATE GOVERNANCE

Attendance at Board, Committee and Annual Shareholders' Meetings

During the year ended December 31, 2012, the board of directors of the company held 14 meetings and the board of directors of the bank held 14 meetings. All of the directors of our company and our bank attended at least 75% of the aggregate of the board meetings and committee meetings on which such board members served during this period.

We have adopted a set of corporate governance principles which states that each director is expected to attend all annual shareholders' meetings absent unusual or extenuating circumstances. All directors attended the 2012 annual meeting except Messrs. Clemmons and Gandy who were unable to timely arrive at the meeting because of road conditions, and Mr. Parker who was on medical leave on the date of the meeting.

Independence

Our board of directors has determined that Michael W. Burrell, Alan D. Clemmons, John W. Gandy, John T. Parker, Jr., Mary V. Propes, Tanya D. Robinson and Larry W. Tarleton are "independent" directors, based upon the independence criteria set forth in the corporate governance listing standards of The NASDAQ Global Market, the exchange that we selected in order to determine whether our directors and committee members meet the independence criteria of a national securities exchange, as required by Item 407(a) of Regulation S-K.

Committees of the Board of Directors

The following chart shows the composition of the committees of our board of directors, the number of meetings held by each committee during 2012, and which directors are "independent" based upon the independence criteria set forth in the corporate governance listing standards of The NASDAQ Global Market. The audit & board risk committee, nominating & corporate governance committee, and compensation committee are composed exclusively of independent directors.

Director	Independent	Audit & Board Risk Committee (13 Meetings)	Nominating & Corporate Governance (1 Meeting)	Compensation (2 Meetings)	Loan (14 Meetings)
Michael W. Burrell	x	•	• - Chair		•
Alan D. Clemmons	x	•		• - Chair	
John W. Gandy	x	• - Chair			•
Thomas H. Lyles					•
John T. Parker, Jr.	x		•		• -Chair
Mary V. Propes	x		•	•	
Tanya D. Robinson	x	•		•	
Larry W. Tarleton	x		•	•	•

• means that the director is a current member of the applicable committee

Note: Larry W. Tarleton is the Chairman of the Board, John W. Gandy is the Vice Chairman, and Tanya D. Robinson is the Secretary.

Audit and Board Risk Committee

Our audit and board risk committee is composed of four independent directors, Messrs. Burrell, Clemmons and Gandy and Ms. Robinson. The audit and board risk committee met thirteen times in 2012. The committee meets monthly and has the responsibility of reviewing the company's financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are performed. The committee recommends to the board the appointment of the independent auditors for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. The audit committee charter is available on our website, www.tidelandsbank.com, under "Investor Relations." The committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts and reports its findings to the board of directors. The committee also oversees the company's risk management processes on behalf of the full board. The committee receives reports from management during the year regarding the bank's assessment of risks and the adequacy and effectiveness of internal control systems. The committee also focuses on enterprise risk. Quarterly reporting provides management's evaluations of the bank's credit risk, market risk (including liquidity and interest rate risk), operational risk (including compliance and legal risk), strategic and reputation risk. This includes frequent reports from management addressing the most serious risks impacting day-to-day operations. Each month the committee also reviews the status of compliance with regulatory actions. Meetings for this committee include executive sessions to discuss any potential risk or control issues that should be considered confidentially. Our internal auditor & risk officer reports directly to the audit and board risk committee. The audit and board risk committee reports to the full board of directors.

Nominating Committee

Our nominating committee is composed of four independent directors, Messrs. Burrell, Parker and Tarleton, and Ms. Propes. The nominating committee recommends nominees for election to our board of directors. We have adopted a formal nominating committee charter. The nominating committee charter is available on our website, www.tidelandsbank.com, under "Investor Relations." The nominating committee met one time in 2012.

Our nominating committee uses a variety of methods for identifying and evaluating nominees for director. They regularly assess the appropriate size of the board of directors and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the board considers various potential candidates for director. Candidates may come to their attention through current members of the board, shareholders or other persons. These candidates are evaluated at regular or special meetings of the board, and may be considered at any point during the year. The company does not pay a third party to assist in identifying and evaluating candidates.

Our nominating committee will also consider director candidates recommended by shareholders who submit nominations in accordance with our bylaws. Shareholders must deliver nominations in writing to the secretary of the company no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, seven days after notice of the special meeting is given to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission ("SEC"), had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. The addition of any individual to the Board requires prior approval by the FDIC, Federal Reserve Bank of Richmond, and the South Carolina State Board of Financial Institutions.

In evaluating all potential candidates to be nominated to serve as a director, the nominating committee uses a variety of criteria to evaluate the qualifications and skills necessary in the context of the current needs of the board. Under these criteria, members of the board of directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should contribute to the diversity of the board and have broad experience at the policy-making level in business, government, education, technology or public interest. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of our shareholders. In evaluating such recommendations, the board uses the qualifications and standards discussed above and seeks to achieve a balance of experience, skills and background on the board of directors.

The nominating committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the nominating committee members consider and discuss diversity, among other factors, with a view toward the needs of the board of directors as a whole. The nominating committee members generally conceptualize diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities or attributes that contribute to board heterogeneity, when identifying and recommending director nominees. The nominating committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the committee's goal of creating a board of directors that best serves the needs of the company and the interest of its shareholders.

The nominating committee has performed a review of the experiences, qualifications, attributes and skills of the board's current membership, including the director nominees for election to the board of directors and the other members of the board, and believes that the current members of the board, including the director nominees, as a whole possess a variety of complementary skills and characteristics, including the following:

- successful business or professional experience;
- various areas of expertise or experience, which are desirable to the company's current business, such as financial, general management practices, planning, legal, marketing, technology, banking and financial services;
- personal characteristics such as character, integrity and accountability, as well as sound business judgment and personal reputation;
- residence in the bank's service area;
- willingness and ability to commit the necessary time to fully discharge the responsibilities of board membership to the affairs of the company;
- leadership and consensus building skills; and
- a commitment to the success of the company.

Each individual director has qualifications and skills that together as a whole create a strong and well-balanced board. The experiences and qualifications of our directors include the following:

Mr. Burrell has served on our board since the company's formation and has been a resident of Charleston for over 35 years. He served as an elementary school principal for over 20 years and has remained active in community affairs. His ties to the bank's largest market area provide him with personal contacts and an awareness of the social environment within which the company operates.

Mr. Clemmons has served on our board since the company's formation and is a native of Myrtle Beach. He has been a member of the South Carolina House of Representatives since 2002. His extensive personal understanding of the markets that we serve is a valuable asset to the board. Mr. Clemmon's professional experience as a real estate and development attorney provides the board with legal insight, and his strong analytical skills are helpful to the board's ability to manage the affairs of a highly regulated company.

Mr. Gandy has served on our board since 2007 and is a certified public accountant. His professional experience and knowledge of financial reporting requirements are assets to the board. He also has extensive experience in various real estate related development projects, which provides unique knowledge of the markets in which we operate.

Mr. Lyles was appointed to our board in April of 2011 and currently serves as president and chief executive officer of our company and our bank. He has been involved in banking in South Carolina for over 40 years and has extensive experience as president, executive vice president, CFO, COO, and director. He has been an integral part of the company's daily operations since 2007 and has the leadership skills and knowledge to lead the board through the challenges it faces in the current economic climate.

Mr. Parker has served on our board since the company's formation and has been a resident of Mount Pleasant for almost 28 years. He operates a successful family business and has served in various capacities for the American Subcontractors Association. His business experience provides the board with insight into the challenges facing small business owners in our markets.

Ms. Propes joined our board in 2007. She has served as the chief executive officer of three manufacturing businesses and led five start-up ventures. Ms. Propes' professional experience as a successful entrepreneur provides the board with business insight and analytical skills that are necessary to manage the company's affairs in this difficult economic environment.

Ms. Robinson has served on our board since the company's formation. She is very active in charitable endeavors in the community and has played a critical role in the educational system in our market area. These roles provide her with personal contacts and a unique perspective of the markets in which the company operates.

Mr. Tarleton has served on our board since 2006. In April 2009, he retired from South Carolina's largest newspaper, where he worked since 1988, first as editor for 10 years and then as publisher for 11 years. Mr. Tarleton's business and personal ties provide him with awareness of both the business and social environment within which the company operates.

Compensation Committee

Our compensation committee is composed of four independent directors, Messrs. Clemmons and Tarleton, and Ms. Robinson and Ms. Propes. We have adopted a formal compensation committee charter. The compensation committee charter is available on our website, www.tidelandsbank.com, under "Investor Relations." The compensation committee reviews all benefit plans and the specific compensation for all executive officers. The committee met two times during 2012. The compensation committee may form and delegate authority to subcommittees as it deems appropriate, though it has not formed or delegated authority to any such subcommittee to date. The compensation committee evaluates the performance of and makes compensation recommendations to the board of directors with respect to our chief executive officer and, with input from our chief executive officer, evaluates the performance of and makes recommendations to the board of directors with respect to the compensation of our other executive officers. The Consent Order between the Bank and the FDIC and the South Carolina State Board of Financial Institutions required the Bank to undertake an independent review of compensation paid to all of the Bank's senior executive officers. In completing the review of compensation, the independent consultant analyzed all salaries, bonuses, and other benefits of every kind and nature for 2010 and prior years, and he made recommendations to the board based on his observations and information obtained. Another independent consultant was engaged and provided to us in November of 2012 a review of compensation paid to senior executive officers, including an analysis of salaries, bonuses, and other benefits for 2011. This consultant also made recommendations to the board based on his observations and an analysis of the information obtained.

Board Leadership Structure and Role in Risk Oversight

We are focused on the company's corporate governance practices and value independent board oversight as an essential component of strong corporate performance to enhance shareholder value. Our commitment to independent oversight is demonstrated by the fact that all of our directors, except our chief executive officer, are independent. In addition, all of the members of our board's audit and board risk, compensation, and nominating and corporate governance committees are independent.

Our board believes that it is preferable for one of our independent directors to serve as chairman of the board. The person our board elected as chairman, Mr. Tarleton, has been one of our directors since 2006 and is a long-time resident of our primary market area. We believe it is the chief executive officer's responsibility to run the company and the chairman's responsibility to run the board. As directors continue to have more oversight responsibility than ever before, we believe it is beneficial to have an independent chairman whose sole job is leading the board. In making its decision to have an independent chairman, the board considered the time that Mr. Lyles will be required to devote as president and chief executive officer in the current economic environment. By having another director serve as chairman of the board, Mr. Lyles will be able to focus his entire energy on running the company. This will also ensure there is no duplication of effort between the chief executive officer and the chairman. We believe this structure provides strong leadership for the board, while also positioning the chief executive officer as the leader of the company in the eyes of our customers, employees and other stakeholders.

The full board of directors considers the company's entire risk profile and oversees management's mitigation of the most significant risks facing the company. The full board considers the company's general risk management strategy, ensuring that risks undertaken by the company are consistent with the board's appetite for risk. The board is actively involved in risk management oversight. Management is responsible for day-to-day risk management processes. We believe this division of responsibility is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

We recognize that different board leadership structures may be appropriate for companies in different situations. We will continue to re-examine our corporate governance policies and leadership structures on an ongoing basis to ensure that they continue to meet the company's needs.

Communications from Shareholders to Directors

Our board of directors has implemented a process for shareholders of the company to send communications to the board. Any shareholder desiring to communicate with the board, or with specific individual directors, may do so by writing to the secretary of the company, at Tidelands Bancshares, Inc., 875 Lowcountry Boulevard, Mount Pleasant, South Carolina 29464. The secretary has been instructed by the board to promptly forward all such communications to the addressees indicated thereon.

Code of Ethics

We expect all of our employees to conduct themselves honestly and ethically, particularly in handling actual and apparent conflicts of interests and providing full, accurate, and timely disclosure to the public.

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this Code of Ethics is available without charge to shareholders upon request to the secretary of the company at Tidelands Bancshares, Inc., 875 Lowcountry Boulevard, Mount Pleasant, South Carolina 29464.

AUDIT COMMITTEE MATTERS

Our audit committee is composed of four independent directors and operates under a written charter adopted by the board in February 2005. The board of directors has determined that Messrs. Burrell, Clemmons, and Gandy and Ms. Robinson, are independent, as contemplated in the listing standards of The NASDAQ Global Market. John W. Gandy, CPA was approved as an "audit committee financial expert" as defined under the rules of the SEC. As a relatively small public company, it is difficult to identify potential qualified candidates that are willing to serve on our board and otherwise meet our requirements for service. The board has determined that each member is fully qualified to monitor the performance of management, the public disclosures by the company of its financial condition and performance, our internal accounting operations and our independent auditors.

Report of the Audit Committee of the Board

The report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates the information contained in the report by reference, and shall not be deemed filed under such acts.

The audit committee has reviewed and discussed with management the audited financial statements. The audit committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The audit committee has received from the independent auditors the written disclosures and the letter required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") and has discussed with them their independence from the company and its management. In reliance on the reviews and discussions referred to above, the audit committee recommended to the company's board of directors that the audited financial statements be included in the company's Annual Report and referenced on SEC Form 10-K for the fiscal year ended December 31, 2012 for filing with the SEC.

The report of the audit committee is included herein at the direction of its members, Mr. Michael W. Burrell, Mr. Alan D. Clemmons, Mr. John W. Gandy, and Ms. Tanya D. Robinson.

Auditing and Related Fees

Audit Fees

The following table shows the fees that we paid or expect to pay to Elliott Davis, LLC for services performed in fiscal years ended December 31, 2012 and 2011:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Audit Fees	$ 100,350	$ 95,000
Audit-Related Fees	3,945	10,650
Tax Fees	9,300	16,800
All Other Fees	—	—
Total	**$ 113,595**	**$ 122,450**

Audit Fees. This category includes the aggregate fees billed or to be billed for each of the last two fiscal years for professional services rendered by Elliott Davis, LLC for the audit of our annual financial statements and for reviews of the condensed financial statements included in our quarterly reports on Form 10-Q.

Audit-Related Fees. This category includes the aggregate fees billed for non-audit services, exclusive of the fees disclosed relating to audit fees, rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2012 and 2011. For 2012, these audit-related fees consisted primarily of professional services rendered in connection with the analysis of TARP repayment considerations and evaluation of the new Allowance for Loan Loss ("ALLL") model using loss migration.

Tax Fees. This category includes the aggregate fees billed or to be billed for tax services rendered by Elliott Davis, LLC for the fiscal years ended December 31, 2012 and 2011. These services include preparation of state and federal tax returns for the company and its subsidiary and miscellaneous tax research and assistance.

All Other Fees. This category includes the aggregate fees billed for all other services, exclusive of the fees disclosed above, rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2012 and 2011. No such services were rendered during either year.

Oversight of Accountants; Approval of Accounting Fees.

Under the provisions of its charter, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditor. The charter provides that the audit committee must pre-approve the fees paid for the audit. The audit committee has delegated approval of non-audit services and fees to the chairman of the audit committee provided that the estimated fee for any such proposed service does not exceed $15,000. The chairman is required to report such pre-approval decisions to the full audit committee at the next scheduled meeting. The policy specifically prohibits certain non-audit services that are prohibited by securities laws from being provided by an independent auditor.

All of the accounting services and fees reflected in the table above were reviewed and approved by the audit committee, and none of the services were performed by individuals who were not employees of the independent auditor.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary of Cash and Certain Other Compensation

The following table shows the compensation we paid for the years ended December 31, 2012 and 2011 to our principal executive officer, our principal financial officer and each of our two other most highly compensated executive officers who were serving as executive officers at the end of 2012. For a description of executive compensation arrangements entered into between the company and Messrs. Lyles, Mathewes and Smith, please see the discussion below entitled "Executive Compensation Arrangements."

John D. Dalton was appointed Principal Financial Officer and Principal Accounting Officer on July 23, 2012.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Thomas H. Lyles	2012	193,648	—	—	—	24,858 (2)	218,506
Chief Executive Officer/President	2011	194,781	—	—	—	20,084	214,865
John D. Dalton	2012	92,700	—	—	—	9,796 (3)	102,496
Controller, Vice President/ Principal Financial Officer	2011	45,346	—	—	—	3,908 (4)	49,254
Robert H. Mathewes, Jr.	2012	198,341	—	—	—	27,905 (5)	226,246
Chief Community Banker/ Executive Vice President	2011	200,410	—	—	—	22,541	222,951
Milon C. Smith	2012	201,058	—	—	—	35,778 (6)	236,836
Chief Credit Officer/ Executive Vice President	2011	213,558	—	—	—	30,039	243,597

(1) Stock option awards have been granted to our named executive officers from time to time to reward performance and promote our long-term success. Each named executive officer voluntarily forfeited all of his options in June 2010.
(2) Includes personal usage of company automobile of $40, club dues and related fees of $1,050, insurance of $14,740, company cell phone allowance of $1,500, payout of unused PTO of $7,448, and 995 ESOP shares granted at $0.08.
(3) Includes insurance of $9,796.
(4) Mr. Dalton was hired by the company on June 30, 2011, and therefore the compensation amounts are for the period June 30, 2011 to December 31, 2011.
(5) Includes personal usage of company automobile of $108, club dues and related fees of $125, insurance of $17,871, the dollar value of term insurance premiums paid by, or on behalf of Mr. Mathewes of $590, company cell phone allowance of $1,500, payout of unused PTO of $7,629 and 1,024 ESOP shares granted at $0.08.
(6) Includes car allowance of $12,000, club dues and related fees of $50, insurance of $14,407, company cell phone allowance of $1,500, payout of unused PTO of $7,734 and 1,092 ESOP shares granted at $0.08.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards at fiscal year-end for any of the named executive officers. Each named executive officer voluntarily forfeited all of his options in June 2010.

Executive Compensation Arrangements

Employment Agreements

On May 1, 2008, we entered into employment agreements with Messrs. Lyles, Mathewes, and Smith. The employment agreements have perpetual three-year terms but terminate no later than the time an executive attains age 65. Subject to annual review by the board of directors, the base salaries provided by the employment agreements in 2012 were $193,648.08 for Mr. Lyles, $198,341.16 for Mr. Mathewes, and $201,058.08 for Mr. Smith. Each executive is also entitled to participate in all of our compensation, bonus, incentive and other benefit programs.

Each of Messrs. Lyles, Mathewes, and Smith would be entitled to cash severance if he is terminated without cause or if he terminates voluntarily but for good reason, meaning voluntary termination because of adverse changes in employment circumstances, such as reduced compensation or responsibilities. The severance compensation consists of a lump-sum payment equal to three times base salary, any bonus that may have been earned or accrued through the date of termination (including any amounts awarded for previous years that have not yet vested), and a pro rata share of any bonus for the current fiscal year. The executives would also be entitled to continued medical, dental and hospitalization insurance coverage for up to three years after termination.

If a change in control occurs, each of the executives would be entitled to a lump-sum cash payment equal to three times the sum of their base salary and most recent bonus. The employment agreements also provide for accelerated vesting in benefit plans after a change in control. For purposes of the employment agreements, the term change in control means (1) an occurrence of a change in ownership of Tidelands Bancshares, (2) a change in effective control of Tidelands Bancshares, or (3) a change in the ownership of a substantial portion of Tidelands Bancshares' assets, as defined consistent with Internal Revenue Code section 409A. The change-in-control benefit under the employment agreements is a single-trigger benefit, in contrast to a double-trigger benefit payable solely for separation from service after a change in control. Mr. Mathewes would also be entitled to a tax gross-up benefit if the aggregate benefits payable to him after a change in control are subject to excise taxes under sections 280G and 4999 of the Internal Revenue Code. In general terms, benefits received by an executive after a change in control are subject to a 20% excise tax under section 4999 if the benefits payable on account of the change in control exceed three times the executive's five-year average taxable compensation. If total benefits equal or exceed that threshold, the executive must pay a 20% excise tax on benefits exceeding his five-year average taxable compensation and under section 280G the employer forfeits the compensation deduction for benefits on which the excise tax is imposed. The tax gross-up benefit compensates an executive for excise taxes imposed but it increases the employer's non-deductible payments.

Despite the contractual terms of the employment agreements, however, severance benefits may not be paid to an executive under the employment agreements until Tidelands Bancshares is no longer subject to the restrictions of the TARP Capital Purchase Program executive compensation rules and until Tidelands Bancshares and the subsidiary bank are no longer subject to compensation restrictions of FDIC rules, the 2010 Consent Order with the FDIC and the South Carolina State Board of Financial Institutions, and the 2011 written agreement between Tidelands Bancshares and the Federal Reserve Bank of Richmond.

The employment agreements prohibit competition for two years after employment termination, but the prohibition against competition is void after a change in control. Lastly, the employment agreements provide for reimbursement of the executives' legal fees if the employment agreements are challenged after a change in control, up to a maximum of $500,000 for Mr. Mathewes and $100,000 for Messrs. Lyles and Smith.

Salary Continuation Agreements

We also entered into salary continuation agreements in 2008 with Messrs. Lyles, Mathewes, and Smith providing for a fixed annual benefit payable for 15 years upon attaining age 65. Our calculation of the annual benefit amount payable to each executive under his salary continuation agreement took into account his projected final pay at an assumed retirement at age 65 and his projected retirement income from other employer-funded sources. Effective on June 30, 2010, however, the executives agreed to the cessation of all further accruals under the salary continuation agreements, agreeing instead to receive an annual benefit equal to the June 30, 2010 accrual balance divided by 15, which benefit would be payable for 15 years beginning at age 65. As revised effective June 30, 2010, the annual retirement benefits under the salary continuation agreements are $9,542 for Mr. Lyles, $4,217 for Mr. Mathewes, and $9,251 for Mr. Smith. If a change in control of Tidelands Bancshares occurs, however, instead of an annual benefit at age 65 each executive would receive a lump-sum payment in cash in the amount equal to his June 30, 2010 accrual balance, payable immediately after the change in control.

Endorsement Split Dollar Agreements

We consider adequate life insurance coverage for executives to be an essential element of the compensation necessary to retain, attract and reward excellent service. In 2008, we entered into endorsement split dollar insurance agreements with Messrs. Lyles, Mathewes, and Smith. The endorsement split dollar agreements allow each executive to designate the beneficiary of a specified portion of the death benefits payable under bank-owned policies on the executive's life. The executive's right to designate a beneficiary of the life insurance death benefit expires when the executive's employment terminates or when the executive attains age 65, whichever occurs first. The death benefit payable to the executive's beneficiary is the lesser of (*x*) 100% of the policy's net death proceeds, meaning the total death benefit minus the policy's cash surrender value, or (*y*) the portion of the net death proceeds equal to 100% of the accrual balance required at age 65 under the executive's salary continuation agreement. The bank is entitled to all insurance policy death proceeds remaining after payment of the death benefit to the executive's beneficiary.

This bank-owned life insurance financing method is not expected to result in any material cost to the bank, but it is expected to increase the bank's non-interest income in future operating periods. Because the bank intends to hold the bank-owned life insurance until the death of the insureds, the increase of cash surrender value should be tax-free income under current Federal income tax law. The collection of death benefits on the life insurance policies, which is likewise tax free under current Federal and state income taxation, is expected to enhance the company's return as well. The combination of tax-preferred income generated by the increasing cash value of the insurance policy, the tax-free insurance death benefit, and fully tax-deductible benefit payments to participants enables a bank to provide this significant benefit to executives through attractive cost-recovery financing.

Regulatory Restrictions on Compensation

Because of our participation in the TARP CPP program and because of formal supervisory action taken against us and against our subsidiary bank, we are subject to numerous compensation restrictions that do not affect other bank holding companies. The restrictions arise under the TARP CPP rules, under FDIC rules applicable to financial organizations that are considered to be in a troubled condition, under the terms of the December 28, 2010 Consent Order with the FDIC and with the South Carolina State Board of Financial Institutions, and under the terms of the March 18, 2011 written agreement between Tidelands Bancshares and the Federal Reserve Bank of Richmond.

<u>TARP CPP Restrictions</u>. Because of the American Recovery and Reinvestment Act that became law in February of 2009, companies participating in the TARP CPP program are subject to numerous compensation restrictions that apply for as long as the company is a CPP participant. Implemented by Treasury Department rules, the restrictions include the following:

- an absolute prohibition on bonus or incentive compensation for the most highly compensated employee, including a prohibition against any increase in the nonqualified deferred compensation of the most highly compensated employee. The most highly compensated employee is, however, permitted to receive restricted stock awards with a maximum value of one third of the employee's annual compensation, but the restricted stock generally cannot be transferred except according to a schedule corresponding to schedule for repayment of TARP CPP funds and the restricted stock is forfeitable if the employee does not continue serving for at least two years

- any bonus payments made to an executive identified in the Summary Compensation Table or to any of the next 20 most highly compensated employees must be made subject to recovery – or "clawback" – by us if the bonus was based on erroneous financial or performance criteria

- severance and termination payments, also known as "golden parachute" payments, cannot be made to any of the executives identified in the Summary Compensation Table or to any of the next five most highly compensated employees

- an independent compensation committee of the board must review all compensation arrangements to ensure that they do not encourage excessive risk taking or earnings manipulation

The TARP CPP rules do not prevent us from honoring the Salary Continuation Agreement commitment to make annual benefit payments to executives, although payments will not commence until they attain age 65.

<u>FDIC rules applicable to financial organizations that are considered to be in a troubled condition</u>. After the savings and loan crisis of the 1980s, Congress adopted legislation prohibiting golden parachute payments to executives of financial organizations that are subject to special regulatory oversight. Implemented by FDIC rules, the golden parachute prohibition applies to any bank or bank holding company that is subject to formal enforcement action by its federal bank regulatory agency, as we are and as our bank is.

Specifically, we entered into a formal Written Agreement with the Federal Reserve Bank of Richmond as of March 18, 2011, and the bank is subject to a December 28, 2010 Consent Order with the FDIC and with the South Carolina State Board of Financial Institutions. Both the Consent Order and the Written Agreement refer to and require that we comply with the FDIC's golden parachute payment prohibition.

The golden parachute payment restrictions contained in FDIC rules not only prohibit actual payment of severance benefits, the implementing rules even prohibit entering into severance or employment agreements with new or existing executives if those agreements could someday provide for payment of severance benefits. The golden parachute payment restrictions will apply until the Federal Reserve and the FDIC declare that we and the bank are no longer considered to be in troubled condition, which will not occur before the Written Agreement and the Consent Order are terminated.

The golden parachute payment restrictions do not prevent us from honoring the Salary Continuation Agreement commitment to make annual benefit payments to executives, although payments will not commence until they attain age 65.

December 28, 2010 Consent Order. The bank is subject to a December 28, 2010 Consent Order with the FDIC and the South Carolina State Board of Financial Institutions. A full copy of the Consent Order was included in the company's Current Report on Form 8-K that was filed with the SEC on December 30, 2010, which is available at www.sec.gov. The Consent Order explicitly prohibits Tidelands Bank from making any bonus payments without advance consent of the FDIC and the South Carolina State Board of Financial Institutions, requires the bank to commission an independent compensation review, and requires the bank to adopt an employee compensation plan based on that independent review. Although the Consent Order does not contain specific compensation restrictions and limitations, the order gives the FDIC and the South Carolina State Board of Financial Institutions broad authority to decide whether the employee compensation plan adopted based on independent review is acceptable.

The independent consultant that we engaged to review our compensation arrangements provided to us in February of 2011 a review of compensation paid to senior executive officers, including an analysis of salaries, bonuses, and other benefits for 2010 and prior years. Based in part on that review and on other factors, in the summer of 2011 Messrs. Thomas H. Lyles, Robert H. Mathewes, and Milon C. Smith agreed to a 5% salary reduction. They had already agreed in the summer of 2010 to amend the Salary Continuation Agreements, fixing benefits under those agreements at the amount for which the bank had already accrued.

Director Compensation

Our bylaws permit our directors to receive reasonable compensation as determined by a resolution of the board of directors. Pursuant to our bylaws, we began compensating our independent directors in May of 2007. The company only pays director fees to non-employee directors. We currently pay our non-employee directors a fee of $450 for each board meeting attended and $225 for each committee meeting attended. We pay the chairman of the board of directors an additional chairman's fee of $225 for each board meeting attended.

Name	2012 Fees Earned or Paid in Cash ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[1]	Total ($)
Michael W. Burrell	11,700	—	—	—	300	12,000
Alan D. Clemmons	6,750	—	—	—	722	7,472
John W. Gandy, CPA	10,350	—	—	—	895	11,245
John T. Parker, Jr.	7,875	—	—	—	—	7,875
Mary V. Propes	5,400	—	—	—	—	5,400
Tanya D. Robinson	8,550	—	—	—	—	8,550
Larry W. Tarleton	11,925	—	—	—	—	11,925

(1) These amounts represent the dollar amount paid to directors for mileage reimbursement.

Equity Compensation Plan Information

The following table sets forth the equity compensation plan information at December 31, 2012. All stock option information has been adjusted to reflect all prior stock splits and dividends. As of December 31, 2012, all options that had been previously granted were voluntarily forfeited by each employee, officer and director grantee.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column(a))
Equity compensation plans approved by security holders [(1)]	—	$ —	782,007
Equity compensation plans not approved by security holders	—	—	—
Total	—	$ —	782,007

(1) The number of shares available for issuance under our 2004 Stock Incentive Plan automatically increases each time we issue additional shares of stock so that the total number of shares issuable under the plan at all times equals 20% of the then outstanding shares of stock, less options exercised.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

General

The following table shows owners of more than 5% of our outstanding common stock, as of March 21, 2013.

Name and Address	Number of Shares Owned	Right to Acquire	Percentage of Beneficial Ownership [3]
Financial Stocks Capital Partners LP[1]	300,000	—	7.01%
Tidelands Bancshares, Inc. (ESOP)[2]	257,149	—	6.00%

(1) 441 Vine Street, Cincinnati, OH 45202
(2) 875 Lowcountry Blvd, Mount Pleasant, SC 29464
(3) The calculations are based on 4,277,176 shares of common stock outstanding on March 21, 2013.

The following table shows how much common stock in our company is owned by the directors, the named executive officers and the directors and executive officers as a group, as of March 21, 2013.

Name	Number of Shares Owned [1]	Right to Acquire	Percentage of Beneficial Ownership [2]
Michael W. Burrell	40,168	—	0.94%
Alan D. Clemmons	62,120	—	1.45%
John D. Dalton	3,500	—	0.08%
John W. Gandy, CPA	8,125	—	0.19%
Thomas H. Lyles	50,704	—	1.19%
Robert H. (Bobby) Mathewes, Jr. [1][a]	14,679	—	0.34%
John T. Parker, Jr.	29,867	—	0.70%
Mary V. Propes	4,500	—	0.11%
Tanya D. Robinson	25,300	—	0.59%
Milon C. Smith	10,848	—	0.25%
Larry W. Tarleton	28,584	—	0.67%
Executive officers and directors as a group (11 persons)	278,395	—	6.51%

(1) Includes shares for which the named person has sole voting and investment power, has shared voting and investment power, or holds in an IRA or other retirement plan program or allocated ESOP shares, unless otherwise indicated in these footnotes. To the company's knowledge, each person has sole voting and investment power, has shared voting and investment power, or holds in an IRA or other retirement plan program the securities shown as beneficially owned by the person, except for the following shares which the individual has reported as indirectly owned:

(a) 100 shares are indirectly owned by spouse.

(2) The calculations are based on 4,277,176 shares of common stock outstanding on March 21, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

We make loans and enter into other transactions in the ordinary course of business with our directors and officers and their affiliates. As of December 31, 2012, these borrowings totaled $10.2 million. It is our policy that these loans and other transactions be made in the ordinary course of business, on substantially the same terms (including price or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectability nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. Our policy is that all of our transactions with our affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party and will be approved by a majority of disinterested directors.

Director John W. Gandy is a 50% partner in Office Developers, LLC, which is the owner of an office building located at 1312 Professional Drive in Myrtle Beach, South Carolina in which Tidelands Bank is a tenant and is leasing the site for a period of 20 years. The monthly rent under the lease is $12,500 per month. We believe the terms to be no less favorable to us than could be obtained from an unaffiliated third party.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As required by Section 16(a) of the Securities Exchange Act of 1934, our directors and executive officers, and certain other individuals are required to report periodically their ownership of our common stock and any changes in ownership to the SEC. Based on a review of Forms 3, 4, and 5 and any representations made to us, we believe that all such reports for these persons were filed in a timely fashion during 2012 for transactions occurring in 2012.

SHAREHOLDER PROPOSALS FOR THE 2014 ANNUAL MEETING OF SHAREHOLDERS

If shareholders wish a proposal to be included in our proxy statement and form of proxy relating to the 2014 annual meeting, they must deliver a written copy of their proposal to our principal executive offices no later than December 13, 2013. To ensure prompt receipt by the company, the proposal should be sent certified mail, return receipt requested. Proposals must comply with our bylaws relating to shareholder proposals in order to be included in our proxy materials.

Any shareholder proposal to be made at an annual meeting, but which is not requested to be included in our proxy materials, must comply with our bylaws. Proposals must be delivered between 30 and 60 days prior to the annual meeting; provided, however, that if less than 31 days' notice of the meeting is given to shareholders, the notice must be delivered within 10 days following the day on which notice of the meeting was mailed to shareholders.

FORWARD LOOKING STATEMENTS

Statements contained in this Proxy Statement that are not purely historical are forward-looking statements, including, but not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. Actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, including, without limitation, those described in this Proxy Statement. The forward-looking statements are made as of the date of this Proxy Statement and we undertake no obligation to update or revise the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

We caution you not to place undue reliance on any forward-looking statements made by, or on behalf us in this Proxy Statement or in any of our filings with the SEC or otherwise. Additional information with respect to factors that may cause the results to differ materially from those contemplated by forward-looking statements is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and in our other current and subsequent filings with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

Our filings with the SEC are available to the public on the Internet at the SEC's website at *http://www.sec.gov*. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, NE, Washington D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room and their copy charges. In addition, we make available, without charge, through our website, www.tidelandsbank.com, electronic copies of our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Tidelands Bancshares, Inc.
875 Lowcountry Blvd.
Mount Pleasant, South Carolina 29464
(843) 388-8433

April 10, 2013
Mount Pleasant, South Carolina